Bank Austria Creditanstalt

06013792

Member of UniCredit Group

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street
Washington, DC 20549
United States of America

Bank Austria Creditanstalt
8420 / Investor Relations
Schottengasse 6-8
1010 Vienna / Austria
Tel.: +43 (0) 50505 - 58853
Fax: +43 (0) 50505 - 58808

Vienna, 11 May 2006

SUPPL

Attn: Office of International Corporation Finance

Re: Bank Austria Creditanstalt AG, **file number 82-34765**
Submission of Information pursuant to Rule 12g3-2(b)

Please find enclosed information from Bank Austria Creditanstalt pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact us (+43-50505-58803) with any questions you have.

Bank Austria Creditanstalt AG

Gerhard Smoley e.h. Ursula Künstler

PROCESSED
MAY 31 2006
THOMSON
FINANCIAL

Member of UniCredit Group

Bank Austria Creditanstalt

Banking for success

Interim Report at 31 March 2006

Bank Austria Creditanstalt at a Glance

Bank Austria Creditanstalt shares – key data	Q1 2006	2005	Change
Share price at end of period	€ 106.00	€ 93.99	12.8 %
High/low (intraday)	€ 113.84/€ 91.50	€ 104.25/€ 62.01	
Earnings per share in accordance with IFRSs (annualised)	€ 8.37	€ 6.56	27.5 %
Price/earnings ratio (end of period)	12.7	14.3	
Total shareholder return	12.8 %	43.6 %	
Market capitalisation (end of period)	€ 15.6 bn	€ 13.8 bn	12.8 %
Average daily turnover in Bank Austria Creditanstalt shares on the Vienna Stock Exchange (single counting)	43,000 shares	221,000 shares	

Income statement figures (in € m)	Q1 2006	Q1 2005	Change
Net interest income after losses on loans and advances	533	486	9.7 %
Net fee and commission income	416	330	26.1 %
Net trading result	152	79	92.8 %
General administrative expenses	–693	–634	9.3 %
Operating profit	405	245	65.1 %
Net income before taxes	421	280	50.3 %
Consolidated net income	308	207	48.6 %

Volume figures (in € m)	31 March 2006	31 Dec. 2005	Change
Total assets	163,846	158,879	3.1 %
Loans and advances to customers	86,774	86,404	0.4 %
Primary funds	92,560	89,965	2.9 %
Shareholders' equity (excluding minority interests)	7,116	6,871	3.6 %
Risk-weighted assets (banking book)	76,102	75,263	1.1 %

Key performance indicators (in %)	Q1 2006	2005	Q1 2005
Return on equity after taxes (ROE)	17.9	14.3	12.7
Return on assets (ROA)	0.76	0.63	0.56
CEE contribution to net income before taxes	41.8	54.1	40.7
Cost/income ratio	57.3	61.6	64.1
Net interest income/avg. risk-weighted assets (banking book)	3.40	3.53	3.32
Risk/earnings ratio	17.1	18.9	18.5
Provisioning charge/avg. risk-weighted assets (banking book)	0.58	0.67	0.61
Total capital ratio (end of period)	11.8	12.2	12.3
Tier 1 capital ratio (end of period)	8.2	8.3	7.9

Staff	31 March 2006	31 March 2005	Change
Bank Austria Creditanstalt (full-time equivalent)	32,825	29,374	11.7 %
Austria (BA-CA AG and subsidiaries supporting core banking business)	9,869	10,499	–6.0 %
CEE and other subsidiaries	22,956	18,876	21.6 %
of which: Poland	10,259	9,964	3.0 %

Offices	31 March 2006	31 March 2005	Change
Bank Austria Creditanstalt	1,656	1,338	23.8 %
Austria	394	397	–0.8 %
CEE countries and rest of world	1,262	941	34.1 %
of which: Poland	511	495	3.2 %

To our shareholders,
customers and business partners



Erich Hampel, Chairman of the Managing Board of Bank Austria Creditanstalt AG

Ladies and Gentlemen,

Having entered 2006 with a strong momentum carried over from 2005, Bank Austria Creditanstalt achieved record results for the first quarter of 2006. Net income before taxes was € 421 m, up by 50 % on the previous year. Consolidated net income amounted to € 308 m (+ 49 %), giving a return on equity after taxes of 17.9 %.

Results have improved steadily over the past quarters, reflecting a continued increase in net interest income and net fee and commission income, the "sustainable" income components. Contributions to this growth came from the banking subsidiaries in CEE and from the three Austrian customer business segments. The substantial improvement in results for the first quarter was mainly due to the exceptionally strong net trading result, which reached € 152 m for the first three months of 2006, two-thirds of the figure for 2005 as a whole. While the first-quarter performance should not be used for projections of results for 2006 as a whole, the high quality of the interim results is evidence that we are moving in the right direction. The bank is expanding in profitable areas, while keeping costs and risks under control.

In the integration process of the new UniCredit Group, we have taken important steps over the past weeks. An agreement signed in March between Bank Austria Creditanstalt's principal shareholders and registered shareholders has created the conditions required for BA-CA to perform its important function in the new Group.

We will act as holding company for UniCredit Group's CEE business and take over the banking subsidiaries of UniCredit and HypoVereinsbank in this region (with the exception of Poland). Our geographical reach is expanding from 12 to 24 countries with great potential for growth; in some of these countries, an operating presence is yet to be established. Operations will be transferred at market values. As a result, business volume will grow and shareholders' equity for our future expansion will increase, too.

We will also strengthen our market position in Austria and further enhance our efficiency. Asset management and investment banking operations will be bundled on a Group-wide basis. This will enable us to use our expertise in serving a much larger customer base while benefiting from the standing of one of the five largest banks in the euro area.

The improvements in operating performance achieved in the past quarters, and the tasks which we will perform within UniCredit Group using our wealth of experience gained in integration projects, provide the basis for a sustained upward trend in our two core markets.

Yours sincerely,

Erich Hampel

Performance of the BA-CA Share

As was to be expected, the Bank Austria Creditanstalt share tracked the price movements of UniCredit shares. After the end of the acceptance period for the exchange offer, the BA-CA share detached itself from the UniCredit share price and saw a downward adjustment in November and December, with the spread between 19.92 times the UniCredit share price and the BA-CA share price peaking at 25 % during that period. In the course of 2006 to date, the gap has narrowed again, reducing the spread to between 12 % and 14 %. The BA-CA share price then maintained this gap – at considerably lower turnover – and moved roughly in line with UniCredit shares. BA-CA's share price reached an all-time high of € 113.84 (intraday) on 21 February 2006 before declining to a level between € 104 and € 105.

At the end of March, the BA-CA share price was € 106, corresponding to a market capitalisation of € 15.6 bn. In the first three months of 2006, the BA-CA share price recorded a further gain of 12.8 % in line with the 12.9 % improvement in the ATX index. Since the issue in July 2003, the share price has more than tripled (+ 266 %). With a free float factor of 0.1, the BA-CA weighting in the ATX index is about 2.5 %; daily turnover has declined to 43,000 shares per trading day (2005: 221,000 shares).

The price/earnings ratio, based on BA-CA's profits for Q1 2006, is 12.7 (price/book value: 2.19).

BA-CA shares and UniCredit shares



BA-CA
Value of 19.92 UniCredit shares
Turnover (single counting, smoothened data)
EUR
120
115
110
105
100
95
90
85
80
75
70
65
60
Exchange period: 29 August – 18 November
in thousands of shares/day
1,000
800
600
400
200
0
J F M A M J J A S O N D J F M A M
2005
2006

Banking Environment in the First Quarter of 2006

In the first quarter of 2006 the economic environment and financial markets had a favourable influence on banking business: following a strong rebound in the US after the weak fourth quarter of 2005, and supported by strong growth in South-East Asia, the world economy gathered momentum although oil prices remained very high (at 63 USD/bl on a quarterly average; most recently over 70 USD/bl). Surveys conducted in Europe's industrial sector indicated that sentiment was good, with output growing strongly. This was due to exports, while growth in domestic demand was restrained.

In the CEE countries growth continued to accelerate in the first quarter of 2006, probably reaching a level of 5.3 % in real terms in the CEE-11 area, after 5.2 % in the preceding quarter and 3.8 % a year ago. Most countries saw stronger domestic demand. Initial impetus provided by growth in exports (especially to countries exporting commodities, but also in connection with the delivery and assembly networks in the European automotive industry) was followed by stronger investment in equipment, which is now growing at real rates of 10 %. Consumption stabilised but was still expanding at below-average rates. We expect growth in 2006 to average 5.1 %.

Economic growth in Austria may have accelerated further in the first quarter of 2006 (3.3 % over the preceding quarter, on an annualised basis). Industry is the engine of growth in Austria, too. The favourable development of exports in the past months is increasingly stimulating domestic demand. For this reason we have raised the growth forecast for 2006 to 2.5 %, the highest level in six years. While consumption should benefit from low inflation (average rate for 2006: 1.3 %) and rising employment (+ 0.9 %), we expect the savings ratio to continue to rise.

Financial markets were characterised by rising interest rates. In the US, the Fed continued to tighten its policy, raising its key rate in two steps to 4.75 %. The ECB also increased its key interest rate for the second time by 25 basis points at the beginning of March (to 2.50 % p.a.). Long-term yields in US dollar and euro rose by 46 basis points in the first quarter; most recently they exceeded the 5 % mark (10-year US Treasuries) and the 4 % level (euro benchmarks). This means that euro yields rose across all maturities. Stock markets in Europe achieved significantly stronger gains (Eurostoxx: + 10.3 %) than in the US (S&P: + 3.7 %) in the first quarter of 2006. Emerging markets bonds continued to be attractive (apart from temporary uncertainty in the first half of March). Spreads in the high-yield segment remained very narrow.

▶ Record results for the first quarter of 2006: net income before taxes was € 421 m, up by 50 % on the previous year, reflecting a steady improvement in operating performance over the past quarters.

▶ Consolidated net income amounted to € 308 m (+ 49 %), annualised earnings per share reached € 8.37 (annualised Q1 2005 figure: € 5.63). ROE after taxes rose to 17.9 % (Q1 2005: 12.7 %).

▶ Exceptionally strong net trading result: € 152 m – two-thirds of the figure for 2005 as a whole. Sustainable income components also higher than in the preceding quarter and in the same period of the previous year.

▶ Costs and risks remained under control despite strong expansion in CEE. The cost/income ratio declined to a level below 60 % (57.3 %). The provisioning charge in Austria (after one-off effects in Q4 2005) matched the previous year's level; moderate increase in CEE. Risk/earnings ratio down to 17.1 % from 18.5 % a year ago.

▶ Well-balanced structure of business: CEE accounted for 42 % of net income before taxes (an increase of 55 %), Austrian customer business contributed 37 % (up by 14 %). Measures to improve profitability in the SMEs segment are being implemented.

▶ Growth (RWA) and additional capital allocation mainly in CEE (+ 32 %) and Private Customers Austria segment (+ 8 %). Improvement in capital efficiency in the Large Corporates and Real Estate segment and in International Markets.

Financial Review

Bank Austria Creditanstalt has entered 2006 with a strong momentum carried over from 2005: by pursuing further expansion in its core business, the bank achieved a net income before taxes of € 421 m in the first quarter. This reflects steady growth in results for the past quarters: a comparison with the figure for Q4 2005, adjusted for special/one-off effects in that quarter, shows an increase of 26 % (on a non-adjusted basis, over 100 %); the year-on-year increase (over Q1 2005) was 50 %.

Consolidated net income for the first quarter of 2006 was € 308 m, 49 % higher than in the previous year. Earnings per share rose to € 8.37 (on an annualised basis) after € 6.76 in the preceding quarter (adjusted) and € 5.63 in Q1 2005. The ROE after taxes improved to 17.9 % (preceding quarter: 14.3 %, Q1 2005: 12.7 %).

The improvement in results was based on steady revenue growth while costs grew at a lower rate and the net charge for losses on loans and advances remained stable. Operating revenues after the provisioning charge were 8 % higher (on an adjusted basis) than in the preceding quarter and exceeded the previous year's figure by 25 %. Within the total figure, net interest income and net fee and commission income – the "sustainable" income components – rose from quarter to quarter. The main factor contributing to the strong performance in Q1 2006 was an exceptionally good net trading result of € 152 m; the figure for the first three months of 2006 was about two-thirds of the total for 2005.

All business segments contributed to the improvement in results compared with the previous year. A very strong contribution came from International Markets, which generated most of the net trading result, and also from the Corporate Center segment, which includes income from our unit in the Cayman Islands. The CEE banking subsidiaries continued to expand vigorously. The CEE business segment contributed € 176 m to the bank's net income before taxes, thus accounting for 42 % of the total (an increase of 55 % over the previous year). Accelerated economic growth and rapid progress in financial intermediation supported expansion in lending and deposits business; the modernisation of the financial services sector led to a strong increase in fee and commission income from fee-based services and securities business. The contribution from the three Austrian customer business segments to overall net income before taxes was € 157 m or 37 %. Business developments were characterised by the initial phase of the interest rate cycle, with margins reflecting a stronger squeeze on the assets side and a slight improvement on the liabilities side. On the other hand, net fee and commission income in the Austrian business segments rose significantly, with BA-CA's own issues, mutual funds and structured products benefiting from the boom in securities investments; these business segments also further expanded their market position in the area of derivatives. The net charge for losses on loans and advances returned to a normal level following the one-off adjustments made in the preceding quarter.

Net income before taxes by quarter


€ m
500
450
400
350
300
250
200
150
100
50
0
204
223
227
204
280
331
500
306
adjusted1)
190
333
adjusted2)
421
Q1
Q2
Q3
Q4
2004
Q1
Q2
Q3
Q4
2005
Q1
2006

1) **One-off effects in Q3**: Investkredit: € 130 m, Banca Tiriac: € 123 m, provisions for restructuring costs: – € 60 m
2) **One-off effects in Q4**: provisioning charge: – € 70 m, general administrative expenses: – € 25 m, provisions for restructuring costs: – € 48 m

Details of the Income Statement

Core net interest income (€ 609 m) continued to improve from the fourth quarter of 2005 to the first quarter of 2006 and was 7 % higher than in the previous year. A significant contribution to this increase came from the CEE business segment, with growth recorded in all country groups. Core net interest income in Austria remained steady; in view of persistent pressure on margins in lending business (intense competition on terms, rising funding rates), this was due to higher lending volume and a strong increase in deposits as well as a more favourable trend in margins on the deposits side. Overall, net interest income – including dividend income, which is not evenly distributed over the year – was lower than in the preceding quarter, exclusively as a result of this seasonal factor, but 8 % higher than the previous year's figure.

The net charge for losses on loans and advances for the fourth quarter of 2005 (€ 179 m) had included one-effects of € 70 m which related to a refined methodology and Group-internal adjustments to flat-rate specific provisions in low-volume lending business. In the first quarter of 2006, the net charge for losses on loans and advances returned to a normal level as planned. The increase in the provisioning charge in CEE was moderate when seen against the background of business expansion and revenue growth: the risk/earnings ratio and the provisioning charge expressed as a percentage of average risk-weighted assets declined and remained below the levels for the bank as a whole. In the Large Corporates and Real Estate business segment, we significantly reduced risk-weighted assets and the provisioning charge. Overall, at € 110 m, the net charge for losses on loans and advances matched the Q1 2005 level. The risk/earnings ratio was 17.1 %, after 26.0 % in the fourth quarter of 2005 (which reflected special effects) and 18.5 % a year ago. Following the one-off adjustments in the fourth quarter of 2005, the provisioning charge expressed as a percentage of risk-weighted assets (banking book) declined from 0.92 % (Q4 2005) to 0.58 %.

Continued revenue growth



€ m
1,000
900
800
700
600
500
400
300
200
100
0
27
100
35
48
28
98
54
99
34
515
542
574
599
568
588
589
588
609
297
319
317
301
330
336
381
410
416
Q1 Q2 Q3 Q4
2004
Q1 Q2 Q3 Q4
2005
Q1
2006
Dividends
Net interest income excl. dividends
Net fee and commission income

As in the previous year, BA-CA achieved a strong increase in net fee and commission income. At € 416 m, the figure exceeded the very good performance of the fourth quarter of 2005 and was € 86 m or 26 % higher than a year ago. Contributions to the increase came from both CEE and the Austrian business segments. Growth in net fee and commission income in Austria was mainly supported by securities business and the market success of our guaranteed products and theme funds of AMG and Capital Invest, which ideally met investors' expectations regarding investment strategy and risk/return considerations. Custodian business also improved. Another success factor was business in derivatives used by companies, and increasingly also by municipalities, to protect themselves against liquidity, interest rate and currency risks. In this area we further expanded our undisputed market leadership position. Fee-based business accounts for a growing proportion of operating revenues also in the CEE countries: most recently 35 %, compared with 41 % in the three Austrian customer business segments. In CEE, too, strong impetus is provided by securities and custodian business (though for structural rather than economic reasons), by customer-driven derivatives transactions and by the growing use of electronic banking services; in addition, operations in South-East Europe record growth in loan commissions and fee income from payment transactions.

Despite the volatility inherent in trading operations, the net trading result has been a reliable source of income for the bank in the past years, ranging between € 220 m and € 260 m annually. The net trading result for the first quarter of 2006 was almost double the high Q1 2005 figure. This success was mainly achieved by the Vienna-based trading units; BA-CA's offshore subsidiary in the Cayman Islands, which invests in hedge funds, also performed well. Trading activities in mainstream markets benefited from the turnaround in interest rates and from competence, built up over the past years, as a hub linking international investors and CEE countries (including Turkey). Efforts to further expand customer business were also very successful, especially in primary market business, in trading activities with institutional customers and in risk management for corporate customers.

Operating revenues after the provisioning charge totalled € 1,098 m, an increase of 8 % over the high Q4 2005 level and 25 % higher than in the first quarter of 2005.

General administrative expenses amounted to € 693 m, a figure which was slightly higher (by 2 %) than the adjusted figure for the preceding quarter and which exceeded the previous year's level by 9 %. Thus costs grew at a significantly lower rate than revenues. The increase compared with the previous year related to CEE countries and resulted mainly from the larger group of consolidated companies and exchange rate movements. The cost/income ratio of 57.3 % for the first quarter of 2006 (figure for 2005 as a whole: 61.6 %) reflects the good results and the low increase in costs against the background of business expansion.

Operating profit amounted to € 405 m (up by 65 % over the previous year). Net income from investments reached € 17 m and was mainly generated by the International Markets business segment. After deduction of taxes and minority interests, consolidated net income was € 308 m, an increase of € 101 m or 49 % over the previous year.

Average risk-weighted assets (RWA) of BA-CA grew by 5 % compared with the first quarter of 2005. While RWA in the three Austrian customer business segments rose only slightly, by 1 %, mainly as a result of a reduction in the Large Corporates and Real Estate segment and active management of the portfolio (– 8 %), risk-weighted assets in the CEE business segment increased by 32 % compared with the previous year. International Markets continued to reduce risk-weighted assets and thus also equity allocated to this business segment.

Key performance data by quarter



in %
Return on equity after taxes
12.7
14.8
12.3
14.3
17.9
64.1
Cost/income ratio
59.9
59.5
60.8
57.3
in %
Q1/05
Q2/05
Q3/05
Q4/05
Q1/06

Thick lines: adjusted for one-off effects in Q3 and Q4 2005
Thin lines: published figures

Development of Business Segments in the First Quarter of 2006

Private Customers Austria

€ m	Q1 2006	Q1 2005	Change	
Operating revenues[1]	310	296	14	5 %
... after net charge for losses on loans and advances	285	273	12	4 %
General administrative expenses	– 236	– 225	– 11	5 %
Operating profit	49	47	2	3 %
Net income before taxes	50	49	1	2 %
Net income	39	38	1	2 %
... share of Group total	11 %	17 %		
Equity – share of Group total	13 %	13 %		
ROE before taxes	20.9 %	22.1 %		
ROE after taxes[2]	16.4 %	17.3 %		

1) net interest income, net fee and commission income, net trading result, other operating income and expenses
2) net income (annualised)/average allocated equity
The footnotes apply to all tables in this section of the interim report.

Operating revenues in the Private Customers Austria business segment rose by 1 % compared with the preceding quarter and were 5 % higher than a year ago. Net interest income exceeded the Q4 2005 figure and came close to the level achieved in the previous year. As in the initial phase of every interest rate cycle, economic and margin developments had different effects on business on the two sides of the balance sheet. On the liabilities side, margins recovered, with net interest income being supported mainly by developments in demand deposits and savings deposits with variable interest rates. Given the highly competitive environment in the lending business, it was not possible to fully pass on the increase in market interest rates, and thus funding rates, to customers. Margins fell to the lowest level in three years. Successful sales initiatives and the resulting substantial increase in business volume (+ 11 % in BA-CA AG) more or less offset the narrowing of margins. "ErfolgsKredit", a new loan product, should have a favourable impact: a streamlined lending process enables customers to obtain a loan of up to € 50,000 very quickly, during a single appointment with the bank. An advertising campaign supporting the new loan product has been launched.

In the first quarter of 2006, a very favourable trend was seen in securities business. Net inflows of funds (€ 468 m) were double the quarterly average for 2005; in March alone, a net volume of over € 1 bn was placed. The guarantee products of BA-CA's subsidiaries AMG and Capital Invest, with record sales of € 744 m (in addition to various types of Wohnbaubank convertible bonds), were particularly successful, especially Rohstoffindex-GarantieAnleihe and Capital Invest R.I.CH. Garantie (a mixed fund investing in Russia, India and China). At the end of March 2006, BA-CA's asset management operations (including BANK*PRIVAT*) had € 35.6 bn in assets under management, of

which € 2.5 bn was with Capital Invest's local subsidiaries in CEE. Boosted by growth in securities and custodian business, net fee and commission income rose significantly compared with the preceding quarter and in a year-on-year comparison (+ 14 %). The net charge for losses on loans and advances amounted to € 25 m as planned; in the fourth quarter of 2005, the provisioning charge reflected one-off adjustments of € 138 m. General administrative expenses rose by about 5 % to € 236 m, the cost/income ratio matched the previous year's level. Net income before taxes was slightly higher than in the first quarter of 2005. The ROE before taxes reached almost 21 %.

Net inflows at BA-CA asset management companies
Purchases less sales minus redemptions;
mutual funds and capital guarantees



€ m by quarter
1,400
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
Q1
Q2
Q3
Q4
2004
Q1
Q2
Q3
Q4
2005
Q1
2006

SMEs Austria

€ m	Q1 2006	Q1 2005	Change	
Operating revenues	154	143	11	7 %
... after net charge for losses on loans and advances	111	107	5	4 %
General administrative expenses	−88	−91	4	−4 %
Operating profit	23	15	8	54 %
Net income before taxes	24	15	9	59 %
Net income	18	11	7	59 %
... share of Group total	5 %	5 %		
Equity – share of Group total	13 %	13 %		
ROE before taxes	10.0 %	6.8 %		
ROE after taxes	7.5 %	5.1 %		

Significantly improved segment result through reduction of general administrative expenses

Results in the SMEs Austria business segment reflected the initial success of restructuring measures and sales initiatives. At € 24 m, net income before taxes was still unsatisfactory but substantially higher than in the previous year (up by 59 %). Operating revenues exceeded the Q1 2005 figure by over 7 %. Net interest income was adversely affected by margin developments in working capital loans (and to a lesser extent in investment loans); this effect was offset by higher volume and a slight improvement in margins on the liabilities side. Net fee and commission income was considerably higher than in the previous year. The volume of (and revenues from) securities business rose by more than half, in line with the strategy and market developments. Income from services also increased, both in sales of derivatives and electronic banking, reflecting strong cross-selling efforts. An important contribution to improving the SMEs segment result came from the 4 % reduction of general administrative expenses compared with the previous year's level. This helped to reduce the cost/income ratio from 64 % to 57 %. The net charge for losses on loans and advances amounted to € 43 m in the first quarter of 2006, after the favourable one-off effect in the preceding quarter; the provisioning charge still absorbs about 47 % of net interest income.

Restructuring of SMEs business segment making good headway

The implementation phase of the SMEs restructuring programme started in the first quarter of 2006. In the medium term, we aim to improve profitability in this segment to a sustainable level exceeding the cost of capital. The measures taken under the programme relate to sales, processes and risk management. Automation in day-to-day business, a telephone-based customer service approach and intensive use of BusinessNet, our Internet/online portal, are to reduce the high level of costs in the SMEs business segment. At the same time, we want to enhance profitability through intensive cross selling; we use "FinanzCheck", a service provided free of charge, to support our efforts in this regard.

Systems adjustments are being made to include a pre-approved limit (based on automated balance sheet analysis) and the "SMEs Instant Loan", which enables the bank to produce working capital loans, investment loans and guarantee facilities (including major items of collateral) automatically at the point of sale.

Large Corporates and Real Estate

€ m	Q1 2006	Q1 2005	Change	
Operating revenues	155	138	16	12 %
... after net charge for losses on loans and advances	152	124	27	22 %
General administrative expenses	−71	−67	−4	5 %
Operating profit	81	57	24	42 %
Net income before taxes	84	74	10	13 %
Net income	65	58	7	12 %
... share of Group total	19 %	26 %		
Equity – share of Group total	19 %	22 %		
ROE before taxes	23.7 %	19.4 %		
ROE after taxes	18.5 %	15.2 %		

The Large Corporates and Real Estate business segment further increased its operating revenues (adjusted for the seasonally lower dividend income). Operating revenues after the

provisioning charge were 22 % higher than a year ago. The quality of the segment result reflected in the income statement further improved as efforts to shift risk exposures in favour of capital market solutions for corporates (and increasingly also for municipalities) continued. This development is reflected in the lower volume of risk-weighted assets and in the declining net charge for losses on loans and advances, which amounted to € 3 m compared with an exposure of € 20 bn.

Excess liquidity puts pressure on pricing in business with large corporates

We placed emphasis on high value-added advisory services. These efforts are reflected in the increase in primary business and in the market success of Treasury products including the use of derivatives for liquidity/interest-rate/foreign-exchange risk management. As a result, net fee and commission income was 38 % higher than in the preceding quarter and 65 % up on the previous year.

In the first quarter of 2006, net interest income – still the main income component – amounted to € 110 m, a figure that was slightly lower than in the previous year. This was mainly due to reductions of risk-weighted assets in the fourth quarter of 2005 through the secondary market (CDS, securitisation transaction of BA-CA Leasing). On the liabilities side, the initial phase of the interest rate cycle was reflected in shifts, characterised by monthly fluctuations, from time deposits to demand deposits, which led to a narrowing of margins on call money. In business with real estate customers, volume in the core area of investment finance grew and derivatives business was buoyant (in addition to growth in investments and securities transactions). The Public Sector unit recorded growth in Treasury products, which offset a weaker trend in lending business reflecting the economic environment; the "FinanzCheck" product was a focus of marketing activities targeted at municipalities. The Financial Institutions unit generated higher fee and commission income from payment services and achieved growth in derivatives business with outside investment management companies. As general administrative expenses rose at a considerably lower rate than revenues, the cost/income ratio in this business segment improved to 45.8 %. At 18.5 %, the ROE after taxes significantly exceeded the previous year's figure, not least on account of the reduction of equity allocated to the business segment.

Net income before taxes in Q1 2006 by segment


International Markets 18 %
Austrian customer business 37 %
Central and Eastern Europe 42 %
Corporate Center 2 %

International Markets (INM)

€ m	Q1 2006	Q1 2005	Change	
Operating revenues	122	84	39	46 %
... after net charge for losses on loans and advances	122	84	39	46 %
General administrative expenses	–55	–47	–8	17 %
Operating profit	68	37	31	84 %
Net income before taxes	77	43	34	79 %
Net income	61	34	26	76 %
... share of Group total	18 %	15 %		
Equity – share of Group total	2 %	3 %		
ROE before taxes	197.4 %	71.1 %		
ROE after taxes	154.7 %	56.6 %		

The International Markets (INM) business segment achieved a record performance in the first quarter of 2006: operating revenues – including net income from investments, which represents income from operating activities in this segment – totalled € 132 m, an increase of almost 50 % over the Q1 2005 figure, which itself had constituted a record. Based on good positioning and wide diversification of the trading portfolio, INM generated an excellent net trading result. Net fee and commission income also significantly exceeded the previous year's level.

Net income before taxes was € 77 m, 79 % higher than a year ago. Equity allocated to the INM segment was again significantly reduced in the first quarter of 2006: RWA and the capital allocation were 35 % lower than in the first quarter of 2005. The ROE before taxes thus reached 197 % (after taxes: 155 %), boosted by the movements in the numerator and denominator of this profitability ratio. Equity allocated to INM was 2 % of the total figure for the bank; on this basis, the business segment generated 18 % of the bank's net income (before and after taxes) in the first quarter of 2006.

Record results, ROE after taxes reaching 155 %

INM performed strongly in the first three months of 2006, not only in terms of results reflected in the income statement but also with regard to total return. As mentioned above, this development was due to various factors: the business structure is well balanced among market segments; proprietary trading is closely integrated with customer business, which is being strongly intensified. Another success factor is INM's function as a hub linking Western investors and EEMEA markets. In the first quarter of 2006, a successful positioning in foreign exchange trading, in the high-yield sector and in interest rate markets combined with a top performance in equity trading.

Central and Eastern Europe (CEE)

€ m	Q1 2006	Q1 2005	Change	
Operating revenues	458	342	116	34 %
... after net charge for losses on loans and advances	418	306	113	37 %
General administrative expenses	−238	−192	−46	24 %
Operating profit	181	114	67	59 %
Net income before taxes	176	114	62	55 %
Net income	139	90	49	55 %
... share of Group total	41 %	40 %		
Equity – share of Group total	33 %	28 %		
ROE before taxes	28.0 %	23.7 %		
ROE after taxes	22.2 %	18.7 %		

In the first quarter of 2006, the CEE business segment continued the impressive performance achieved in the past years. Risk-weighted assets increased by 6 % over the fourth quarter of 2005 and were up by 32 % on the previous year's level. Net interest income and net fee and commission income were higher than in the preceding quarter and in the previous year (up by 37 % and 38 %, respectively, on Q1 2005). The net trading result of the business segment included rate hedging costs of € 5.5 m. Operating revenues for the first quarter of 2006 were € 458 m, an increase of € 116 m or 34 % over the previous year. This growth resulted from a favourable business development and also from first-time consolidation of Hebros Bank, Banca Tiriac, Eksimbanka, Nova banjalucka banka and BPH TFI/Poland.

General administrative expenses were 24 % higher than in the previous year, reflecting consolidation effects and exchange rate movements. However, the increase was significantly lower than that in operating revenues. As a result, the cost/income ratio was 51.9 %, an over four percentage point improvement over the previous year. The CEE business segment achieved a net income (before and after taxes) which exceeded the previous year's figure by more than 50 %. Accounting for 33 % of total equity allocated to the bank's business segments, CEE generated 42 % of net income before taxes. Based on net income (€ 139 m, up by 55 %), the ROE after taxes was 22 %.

The combined net income before taxes generated by the consolidated banking subsidiaries rose by 47 % to € 204 m. The strongest contributions to this favourable trend came from the SEE region (up by 79 % on the previous year) and Poland (up by 49 %). Combined net interest income and net fee and commission income rose by one-third. The newly acquired subsidiary Nova banjalucka banka in Bosnia was included in the group of consolidated companies in the first quarter of 2006.

Balance Sheet

From year-end 2005 to 31 March 2006, total assets increased by € 5.0 bn or 3 % to € 163.8 bn. Thus they were € 15.0 bn or 10 % higher than at the end of March 2005.

On the assets side, the increase resulted mainly from interbank business: in connection with brisk money market trading, loans and advances to, and placements with, banks rose by 19 % (quarter-on-quarter) or 36 % (compared with the previous year). Loans and advances to customers matched the year-end 2005 level, exceeding the figure at the end of the first quarter of the previous year by 6 %. At € 86.8 bn, they accounted for 53 % of total assets. Trading assets expanded slightly (+ 4 % to € 18.3 bn) after declining in the previous year. The reduction of investments continued (− 3 % to € 17.5 bn).

Interbank business increased also on the liabilities side, though at a lower rate (+ € 1.4 bn/+ 3 %). The main contribution to growth on the liabilities side came from primary funds (+ € 2.6 bn or 3 % over year-end 2005/+ € 8.9 bn or 11 % over the previous year). Liabilities evidenced by certificates accounted for the largest part of the increase.

At the end of March 2006, shareholders' equity amounted to € 7.8 bn, an increase of 4 % over the year-end 2005 level; most of this increase was due to profit retention. Shareholders' equity was 8 % higher than a year ago.

Changes in balance sheet data
(31 March 2006 compared with 31 March 2005)
Changes in € bn and in %



Total assets
+10 %
Loans and advances to, and placements with, banks
+36 %
Loans and advances to customers
+6 %
Amounts owed to banks
+10 %
Primary funds
+11 %
Shareholders' equity
+8 %
0
5.0
10.0
15.0
+ € bn

In the balance sheets at 31 December 2005 and at 31 March 2006, HVB Splitska banka was included in the balance sheet items "Non-current assets classified as held for sale" and "Liabilities directly associated with non-current assets classified as held for sale". The agreement on the sale of HVB Splitska banka was signed on 20 April 2006; the closing and deconsolidation will probably take place in the middle of 2006.

Changes in capital allocation
+/– € m, Q1 2006 compared with Q1 2005



Improvement in capital efficiency
On-balance sheet expansion
700
600
500
400
300
200
100
0
–100
–200
International Markets
Large Corporates and Real Estate
Austrian retail banking
CEE

Capital Resources

The assessment basis pursuant to the Austrian Banking Act (banking book) rose by € 0.8 bn (+1.1 %) to € 76.1 bn compared with the year-end 2005 figure. Most of the increase was due to an expansion of business volume at CEE banking subsidiaries. Growth was partly offset by declining exchange rates in some CEE countries. Net capital resources decreased from € 9.2 bn to € 9.0 bn (–1.7 %). The decline was mainly due to lower supplementary elements. This resulted in a Tier 1 capital ratio of 8.17 % as at 31 March 2006 (year-end 2005: 8.29 %) and a total capital ratio of 11.82 % (year-end 2005: 12.16 %).

Outlook for BA-CA's Performance

In the rest of the year, operating activities will be influenced by improved economic trends, rising interest rates and increasing financial market risks: early indicators and surveys suggest that the European economy will grow more strongly. Growth rates in Central and Eastern Europe will be similar to those achieved in the first quarter. Interest rates have been rising significantly across all maturities. On the other hand, the business sector enjoys ample liquidity. Stock markets have already seen significant gains and in the high-yield segments of the bond market, spreads have reached a low level. Currency markets are already characterised by higher volatility. On the basis of all these factors, we expect economic trends to support business in the coming months, a development which has not been seen for a long time. However, the good results for the first quarter – including especially the excellent net trading result – should not be projected into the future.

Stronger economic growth, higher interest rates, stronger financial market volatility

A significant factor for Bank Austria Creditanstalt's performance in the next few quarters will be the process of integration into UniCredit Group. Pursuant to an agreement concluded between the bank's principal shareholders and registered shareholders, BA-CA will perform the function assigned to it as holding company for UniCredit Group's CEE business; BA-CA will take over the networks of UniCredit and HVB in this region, with the exception of operations in Poland, which are directly managed by UniCredit. We will sell Bank BPH to UniCredit at the fair value. Under the shareholders' agreement, the bank's geographical reach is expanding from 12 to 24 countries including Russia; in some of these countries, an operating presence is yet to be established. As a result of the forthcoming transfers of operations, Bank Austria Creditanstalt's total assets will increase (on a pro-forma basis) despite the transfer of responsibility for business in Poland. The transfers will take place at arm's length, i.e. at market prices. The bank's equity capital base, and thus the basis for further expansion, will increase considerably. In Croatia, parallel to the sale of HVB Splitska banka, UniCredit will assign to us responsibility for Zagrebačka banka, which has total assets of about € 9 bn and a market share of 24 %, making it the clear number 1 bank in Croatia, a candidate for EU membership. The shareholders' agreement also provides for the bundling of asset management and investment banking operations; details of legal aspects and organisational arrangements have not yet been defined. The integration steps outlined above are reflected in the development of operating activities. In the medium to long term, they will substantially enhance the bank's potential for growth and value creation.

Integration into UniCredit Group enhances growth potential

Consolidated Financial Statements

Income statement of the Bank Austria Creditanstalt Group
for the first three months of 2006 compared with the first three months of 2005

	(Notes)	1 Jan. – 31 March 2006 € m	1 Jan. – 31 March 2005 € m	Change in € m	Change in %
Interest income		1,426	1,312	114	8.7
Interest expenses		−784	−716	−67	9.4
Net interest income	(4)	643	596	47	7.9
Losses on loans and advances	(5)	−110	−110	–	0.1
Net interest income after losses on loans and advances		**533**	**486**	**47**	**9.7**
Fee and commission income		503	408	95	23.2
Fee and commission expenses		−86	−78	−8	10.7
Net fee and commission income	(6)	416	330	86	26.1
Net trading result	(7)	152	79	73	92.8
General administrative expenses	(8)	−693	−634	−59	9.3
Balance of other operating income and expenses	(9)	−3	−15	12	−80.7
Operating profit		**405**	**245**	**160**	**65.1**
Net income from investments		17	35	−18	−52.5
Amortisation of goodwill		–	–	–	
Allocation to provisions for restructuring costs		–	–	–	
Balance of other income and expenses		−1	–	–	> 100
Profit from ordinary activities / Net income before taxes		**421**	**280**	**141**	**50.3**
Taxes on income		−80	−53	−27	50.6
Net income		**341**	**227**	**114**	**50.2**
Minority interests		−34	−20	−14	66.9
Consolidated net income		**308**	**207**	**101**	**48.6**

Key data

	1 Jan. – 31 March 2006	1 Jan. – 31 March 2005
Earnings per share (in €)	2.09	1.41
Return on equity before taxes	22.3 %	16.1 %
Return on equity after taxes	17.9 %	12.7 %
Cost/income ratio	57.3 %	64.1 %
Risk/earnings ratio	17.1 %	18.5 %

Income statement of the Bank Austria Creditanstalt Group by quarter

€ m	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005
Interest income	1,426	1,226	1,417	1,436	1,312
Interest expenses	–784	–540	–774	–750	–716
Net interest income	643	686	644	686	596
Losses on loans and advances	–110	–179	–108	–98	–110
Net interest income after losses on loans and advances	**533**	**507**	**536**	**588**	**486**
Fee and commission income	503	490	443	421	408
Fee and commission expenses	–86	–80	–62	–85	–78
Net fee and commission income	416	410	381	336	330
Net trading result	152	51	68	39	79
General administrative expenses	–693	–705	–646	–637	–634
Balance of other operating income and expenses	–3	–27	–7	1	–15
Operating profit	**405**	**237**	**332**	**328**	**245**
Net income from investments	17	13	229	5	35
Amortisation of goodwill	–	–4	–	–	–
Allocation to provisions for restructuring costs	–	–48	–60	–	–
Balance of other income and expenses	–1	–8	–1	–2	–
Profit from ordinary activities / Net income before taxes	**421**	**190**	**500**	**331**	**280**
Taxes on income	–80	–18	–92	–63	–53
Net income	**341**	**172**	**409**	**268**	**227**
Minority interests	–34	–32	–38	–21	–20
Consolidated net income	**308**	**140**	**371**	**246**	**207**

Key data

	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005
Earnings per share (in €)	2.09	0.95	2.53	1.68	1.41
Return on equity before taxes	22.3 %	10.1 %	26.8 %	18.5 %	16.1 %
Return on equity after taxes	17.9 %	8.1 %	21.5 %	14.8 %	12.7 %
Cost/income ratio	57.3 %	62.9 %	59.5 %	59.9 %	64.1 %
Risk/earnings ratio	17.1 %	26.0 %	16.7 %	14.3 %	18.5 %

Balance sheet of the Bank Austria Creditanstalt Group at 31 March 2006 compared with the balance sheets at 31 December 2005 and at 31 March 2005

Assets

	(Notes)	31 March 2006 €m	31 Dec. 2005 €m	Change in €m	Change in %	31 March 2005 €m	Change in €m	Change in %
Cash and balances with central banks	(10)	3,151	3,855	–703	–18.2	3,883	–732	–18.8
Trading assets	(11)	18,305	17,665	641	3.6	18,660	–354	–1.9
Loans and advances to, and placements with, banks	(12)	31,495	26,384	5,111	19.4	23,087	8,409	36.4
Loans and advances to customers	(13)	86,774	86,404	370	0.4	82,028	4,746	5.8
– Loan loss provisions	(14)	–3,156	–3,232	76	–2.4	–3,256	100	–3.1
Investments	(15)	17,545	18,172	–627	–3.5	18,509	–964	–5.2
Property and equipment	(16)	1,084	1,097	–13	–1.2	1,104	–20	–1.8
Intangible assets	(17)	1,373	1,358	15	1.1	1,119	254	22.7
Other assets	(18)	3,901	3,956	–56	–1.4	3,753	148	3.9
Non-current assets classified as held for sale	(19)	3,373	3,221	153	4.7			
TOTAL ASSETS		**163,846**	**158,879**	**4,967**	**3.1**	**148,886**	**14,961**	**10.0**

Liabilities and shareholders' equity

	(Notes)	31 March 2006 €m	31 Dec. 2005 €m	Change in €m	Change in %	31 March 2005 €m	Change in €m	Change in %
Amounts owed to banks	(20)	45,645	44,279	1,366	3.1	41,404	4,241	10.2
Amounts owed to customers	(21)	61,176	61,863	–687	–1.1	59,367	1,810	3.0
Liabilities evidenced by certificates	(22)	26,068	22,703	3,366	14.8	18,912	7,156	37.8
Trading liabilities	(23)	7,314	6,807	507	7.5	8,605	–1,291	–15.0
Provisions	(24)	4,812	4,753	59	1.2	4,041	771	19.1
Other liabilities	(25)	3,710	3,671	40	1.1	3,942	–232	–5.9
Subordinated capital	(26)	5,316	5,400	–84	–1.6	5,379	–63	–1.2
Liabilities directly associated with non-current assets classified as held for sale	(27)	2,006	1,884	122	6.5			
Shareholders' equity		7,799	7,521	278	3.7	7,236	563	7.8
of which: minority interests		683	650	33	5.0	467	216	46.3
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**163,846**	**158,879**	**4,967**	**3.1**	**148,886**	**14,961**	**10.0**

Cash flow statement

€m	1 Jan. – 31 March 2006	1 Jan. – 31 March 2005
CASH AND CASH EQUIVALENTS AT END OF PREVIOUS PERIOD	**4,453**	**2,724**
Cash flows from operating activities	–928	1,868
Cash flows from investing activities	331	–838
Cash flows from financing activities	–22	125
Effects of exchange rate changes	4	4
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**3,838**	**3,883**

The amount of cash and cash equivalents stated in the cash flow statement includes the cash holdings of non-current assets classified as held for sale.

Statement of changes in shareholders' equity of the Bank Austria Creditanstalt Group

€ m	Subscribed capital	Capital reserves[1]	Retained earnings	Foreign currency translation	Reserves in accordance with IAS 39[2]	Obligations similar to retirement benefits IAS 19	Shareholders' equity excl. minority interests	Minority interests	Shareholders' equity
As at 1 January 2005	**1,069**	**2,749** [1]	**3,197**	**–409**	**36**	**–183**	**6,460**	**440**	**6,899**
First-time application effects			–17		17		–	1	1
As at 1 January 2005 after first-time application effects	**1,069**	**2,749**	**3,180**	**–409**	**53**	**–183**	**6,460**	**441**	**6,900**
Capital increase							–		–
Shares in the controlling company		1					1		1
Business combinations									–
Recognised income and expenses			207	28	75		310	26	336
Dividend paid							–		–
Other changes			–2				–2		–2
As at 31 March 2005	**1,069**	**2,751** [1]	**3,385**	**–381**	**129**	**–183**	**6,769**	**467**	**7,236**

€ m	Subscribed capital	Capital reserves[1]	Retained earnings	Foreign currency translation	Reserves in accordance with IAS 39[2]	Obligations similar to retirement benefits IAS 19	Shareholders' equity excl. minority interests	Minority interests	Shareholders' equity
As at 1 January 2006	**1,069**	**2,751**	**3,954**	**–293**	**125**	**–734**	**6,871**	**650**	**7,521**
Capital increase							–		–
Shares in the controlling company		–1					–1	2	1
Business combinations									–
Recognised income and expenses			308	–34	–25		249	31	280
Dividend paid							–		–
Other changes			–3				–3		–3
As at 31 March 2006	**1,069**	**2,750** [1]	**4,258**	**–327**	**100**	**–734**	**7,116**	**683**	**7,799**

1) Capital reserve in the separate financial statements of Bank Austria Creditanstalt AG: € 2,154 m

2) Reserves in accordance with IAS 39 (incl. first-time application)

	1 Jan. 2006	31 March 2006
Cash flow hedge reserve	–111	–132
Available-for-sale reserve	236	232
Total	125	100

Statement of recognised income and expense

€ m	2006	2005
Gains on assets classified as held for sale (available-for-sale reserve)	2	68
Gains on cash flow hedges (cash flow hedge reserve)	–32	34
Foreign currency translation differences	–39	26
Foreign currency translation relating to assets classified as held for sale	1	2
Actuarial losses on defined-benefit plans	–	–
Taxes on items directly recognised in or derecognised from equity	6	–20
Recognised directly in equity	**–62**	**109**
Net income	**341**	**227**
Total of income and expenses recognised in the reporting year	**280**	**336**
Shareholders' equity excl. minority interests	249	310
Minority interests	31	26

Notes to the Consolidated Financial Statements of Bank Austria Creditanstalt

(1) Significant accounting principles

The interim report of the Bank Austria Creditanstalt Group has been prepared in accordance with International Financial Reporting Standards (IFRSs). The interim report covers the first three months of 2006 (1 January 2006 to 31 March 2006) and compares this period with the same period of the previous year.

(2) Earnings per share

No financial instruments are outstanding which could have a dilutive effect. Therefore *basic earnings per share equal diluted earnings per share.* For the first three months of 2006, earnings per share – based on 147,031,740 shares – are € 2.09 (comparative figure for the same period of the previous year: € 1.41). The annualised figures are € 8.37 for the reporting period and € 5.63 for the same period of the previous year (figure for the whole of 2005: € 6.56).

(3) Changes in the group of consolidated companies in 2006

On 1 January 2006, the following subsidiaries were included in the group of consolidated companies:

- CA IB Securities S.A., Warsaw
- BPH Towarzystwo Funduszy Inwestycyjnych S.A., Warsaw
- BPH PBK Zarzadzanie Funduszami Sp. z. o. o., Warsaw
- CA IB Polska S.A., Warsaw
- CA IB Corporate Finance Beratungs Ges. m. b. H., Vienna
- CA IB International Markets AG, Vienna
- CA IB International Markets Ltd., London

On 30 December 2005, Bank Austria Creditanstalt AG acquired 83.27 % (19,987 shares) of Nova banjalucka banka A. D., Banja Luka, a bank in Bosnia and Herzegovina, which was included in the group of consolidated companies as from 1 January 2006. The purchase price of € 31.3 m was paid in cash. The acquisition resulted in preliminary goodwill of € 24.5 m in the Bank Austria Creditanstalt Group.

In the first quarter of 2006, Bank Austria Creditanstalt carried out a BAM 16 m capital increase; Bank Austria Creditanstalt's equity interest thereby rose to 90.9 %.

Notes to the Income Statement

(4) Net interest income

€ m	1 Jan.– 31 March 2006	1 Jan.– 31 March 2005
Interest income from loans and advances and money market transactions	1,141	1,029
bonds and other fixed-income securities	163	166
shares and other variable-yield securities	7	1
subsidiaries	2	8
companies accounted for under the equity method	19	18
investments in other companies	6	1
investment property	4	6
Interest expenses for deposits	–484	–462
liabilities evidenced by certificates	–185	–142
subordinated capital	–66	–66
Results from leasing transactions	36	37
NET INTEREST INCOME	**643**	**596**

(5) Losses on loans and advances

€ m	1 Jan.– 31 March 2006	1 Jan.– 31 March 2005
Allocations to	208	198
provisions for loans and advances	*201*	*189*
provisions for contingent liabilities	*7*	*9*
Releases from	–92	–88
provisions for loans and advances	*–72*	*–81*
provisions for contingent liabilities	*–20*	*–6*
Recoveries of loans and advances previously written off	–13	–8
Direct write-offs of loans and advances	7	8
NET CHARGE FOR LOSSES ON LOANS AND ADVANCES	**110**	**110**

(6) Net fee and commission income

€ m	1 Jan.– 31 March 2006	1 Jan.– 31 March 2005
Securities and custodian business	121	82
Foreign trade/payment transactions	234	193
Lending business	35	39
Other services and advisory business	26	16
NET FEE AND COMMISSION INCOME	**416**	**330**

(7) Net trading result

€ m	1 Jan.– 31 March 2006	1 Jan.– 31 March 2005
Equity-related transactions	73	12
Interest-rate and currency-related transactions	79	67
NET TRADING RESULT	**152**	**79**

(8) General administrative expenses

€ m	1 Jan.– 31 March 2006	1 Jan.– 31 March 2005
Staff costs	395	355
Wages and salaries	*284*	*233*
Social-security contributions	*60*	*60*
Expenses for retirement benefits and other benefits	*51*	*61*
Other administrative expenses	235	220
Depreciation and amortisation	63	59
on property and equipment	*32*	*34*
on intangible assets excluding goodwill	*31*	*25*
GENERAL ADMINISTRATIVE EXPENSES	**693**	**634**

(9) Balance of other operating income and expenses

€ m	1 Jan.– 31 March 2006	1 Jan.– 31 March 2005
Other operating income	15	17
Other operating expenses	–18	–32
BALANCE OF OTHER OPERATING INCOME AND EXPENSES	**–3**	**–15**

Notes to the Balance Sheet

(10) Cash and balances with central banks

€ m	31 March 2006	31 Dec. 2005
Cash and balances with central banks	2,818	3,524
Debt instruments issued by public borrowers and bills eligible for discounting at central banks	333	331
CASH AND BALANCES WITH CENTRAL BANKS	**3,151**	**3,855**

(11) Trading assets

€ m	31 March 2006	31 Dec. 2005
Bonds and other fixed-income securities	**9,531**	**9,403**
Money market paper	160	77
Debt securities	9,371	9,325
issued by public borrowers	*1,473*	*1,056*
issued by other borrowers	*7,898*	*8,270*
Shares and other variable-yield securities	**1,159**	**1,034**
Shares	435	371
Investment certificates	722	660
Other	1	3
Positive market values of derivative financial instruments	**7,610**	**7,223**
Other trading assets	**5**	**5**
TRADING ASSETS	**18,305**	**17,665**

(12) Loans and advances to, and placements with, banks – breakdown by product

€ m	31 March 2006	31 Dec. 2005
Loans and advances	7,294	6,560
Money market placements	24,202	19,824
LOANS AND ADVANCES TO, AND PLACEMENTS WITH, BANKS	**31,495**	**26,384**

(13) Loans and advances to customers – breakdown by product

€ m	31 March 2006	31 Dec. 2005
Loans to local authorities	3,445	3,482
Real estate finance	10,035	9,809
Current account credits	17,354	17,067
Loans	43,955	44,173
Money market placements	720	504
Other loans and advances	5,287	5,434
Finance lease receivables	5,978	5,934
LOANS AND ADVANCES TO CUSTOMERS	**86,774**	**86,404**

(14) Loan loss provisions

€ m	for loans and advances to, and placements with, banks		for loans and advances to customers		Total	
	31 March 2006	31 March 2005	31 March 2006	31 March 2005	31 March 2006	31 March 2005
At beginning of reporting period after first-time application effects	**26**	**26**	**3,205**	**3,283**	**3,231**	**3,309**
Allocation	–	–	201	197	201	197
Release	–	–	−72	−81	−72	−81
Use	−5	−2	−149	−157	−154	−159
Exchange differences and other adjustments not reflected in the income statement	–	6	−50	−16	−50	−9
AT END OF REPORTING PERIOD	**21**	**30**	**3,135**	**3,226**	**3,156**	**3,256**

(15) Investments

€ m	31 March 2006	31 Dec. 2005
Held-to-maturity investments – debt securities	**6,393**	**6,847**
Available-for-sale investments	**8,513**	**8,160**
Shares in unconsolidated subsidiaries	693	748
Shares in other companies	180	162
Other fixed-income securities	4,361	3,913
Shares and other variable-yield securities	3,279	3,337
Fair value option – investments	**1,420**	**1,963**
Bonds and other fixed-income securities	1,196	1,738
Shares and other variable-yield securities	224	226
Investments in companies accounted for under the equity method	**1,006**	**987**
of which: goodwill	*99*	*99*
Investment property	**212**	**214**
INVESTMENTS	**17,545**	**18,172**

In the first three months of 2006, the overall positive effect in the Bank Austria Creditanstalt Group's income statement of using the fair value option for investments was € 10 m.

(16) Property and equipment

€ m	31 March 2006	31 Dec. 2005
Land and buildings used for banking operations	688	691
Other land and buildings	55	58
Other property and equipment*)	341	348
PROPERTY AND EQUIPMENT	**1,084**	**1,097**

*) including leased assets

(17) Intangible assets

€ m	31 March 2006	31 Dec. 2005
Goodwill	1,122	1,091
Other intangible assets	251	266
INTANGIBLE ASSETS	**1,373**	**1,358**

(18) Other assets

€ m	31 March 2006	31 Dec. 2005
Tax claims	1,022	1,010
Current taxes	*53*	*53*
Deferred taxes	*970*	*957*
Positive market values of derivative hedging instruments	1,863	2,075
Other assets	817	762
Prepaid expenses	198	110
OTHER ASSETS	**3,901**	**3,956**

(19) Non-current assets classified as held for sale

€ m	31 March 2006	31 Dec. 2005
Cash and balances with central banks	687	598
Trading assets	219	223
Loans and advances to, and placements with, banks	162	171
Loans and advances to customers	2,018	1,913
– Loan loss provisions	–56	–59
Investments	239	267
Property and equipment	31	32
Intangible assets	49	50
Other assets	26	26
TOTAL ASSETS	**3,373**	**3,221**

(20) Amounts owed to banks – breakdown by product

€ m	31 March 2006	31 Dec. 2005
Repayable on demand	5,528	6,069
With agreed maturity dates or periods of notice	40,117	38,210
Money market deposits by banks	*27,444*	*25,333*
Other amounts owed to banks	*12,673*	*12,877*
AMOUNTS OWED TO BANKS	**45,645**	**44,279**

(21) Amounts owed to customers – breakdown by product

€ m	31 March 2006	31 Dec. 2005
Savings deposits	17,949	18,102
Other amounts owed to customers	43,228	43,762
Repayable on demand	*23,241*	*23,173*
With agreed maturity dates or periods of notice	*19,987*	*20,589*
AMOUNTS OWED TO CUSTOMERS	**61,176**	**61,863**

(22) Liabilities evidenced by certificates – breakdown by product

€ m	31 March 2006	31 Dec. 2005
Debt securities issued	**23,833**	**21,203**
Mortgage bonds and local-authority bonds	2,393	2,690
Other debt securities issued	21,440	18,514
of which: at fair value through profit or loss	*1,358*	*1,129*
Other liabilities evidenced by certificates	**2,235**	**1,499**
LIABILITIES EVIDENCED BY CERTIFICATES	**26,068**	**22,703**

Debt securities issued are liabilities evidenced by listed certificates. Other liabilities evidenced by certificates are securities issues of the Bank Austria Creditanstalt Group which are not listed, and certificates of deposit amounting to € 2,235 m. Given the complex structure of embedded derivatives, the Group used the fair value option. A positive revaluation result totalling € 16 m was recognised in the income statement resulting from other debt securities issued with a total volume of € 1,358 m. In the first quarter of 2006, changes in fair values resulting from changes in our own credit rating were – € 5 m.

(23) Trading liabilities

€ m	31 March 2006	31 Dec. 2005
Negative fair values of derivative financial instruments	7,005	6,470
Other trading liabilities	309	337
TRADING LIABILITIES	**7,314**	**6,807**

(24) Provisions

€ m	31 March 2006	31 Dec. 2005
Provisions for retirement benefits and similar obligations	3,639	3,654
Provisions for taxes	633	603
Current taxes	*61*	*62*
Deferred taxes	*571*	*541*
Provisions for restructuring costs	112	112
Provisions for contingent liabilities	185	153
Other provisions for impending losses	243	230
PROVISIONS	**4,812**	**4,753**

(25) Other liabilities

€ m	31 March 2006	31 Dec. 2005
Negative market values of derivative hedging instruments	1,914	1,990
Other amounts payable	1,617	1,537
Deferred income	180	144
OTHER LIABILITIES	**3,710**	**3,671**

(26) Subordinated capital

€ m	31 March 2006	31 Dec. 2005
Subordinated liabilities	3,846	3,893
Supplementary capital	1,073	1,103
Subordinated capital eligible as Tier 1 capital	397	404
SUBORDINATED CAPITAL	**5,316**	**5,400**

(27) Liabilities directly associated with non-current assets classified as held for sale

€ m	31 March 2006	31 Dec. 2005
Amounts owed to banks	571	454
Amounts owed to customers	1,351	1,360
Liabilities evidenced by certificates	–	–
Trading liabilities	–	–
Provisions	27	26
Other liabilities	57	43
Subordinated capital	–	–
Shareholders' equity	–	–
of which: minority interests	–	–
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**2,006**	**1,884**

Excluding Group-internal funding of € 1,057 m.

Additional IAS Disclosures

(28) Employees

Full-time equivalents	31 March 2006	31 March 2005
Bank Austria Creditanstalt Group	**32,825**	**29,374**
Bank Austria Creditanstalt AG and its Austrian subsidiaries that support its core banking business [1]	9,869	10,499
CEE and other subsidiaries [2]	22,956	18,876
of which: Poland	*10,259*	*9,964*

1) Including a non-consolidated subsidiary (as at 31 March 2006).
2) Including the consolidated companies Asset Management GmbH, BA Cayman Islands Ltd., Bank Austria Creditanstalt Leasing Group, Bank Austria Creditanstalt Real Invest GmbH, Capital Invest die KAG der BA-CA Gruppe GmbH, Schoellerbank AG, VISA-SERVICE Kreditkarten AG, CA IB Securities Warsaw, CA IB Corporate Finance Beratungs Ges.mbH, CA IB International Markets AG, Banking Transaction Services s.r.o.

(29) Events after the date of the interim financial statements

In April 2006, representatives of the Polish government and representatives of UniCredit reached agreement on the future structure of UniCredit Group in Poland. Also in April 2006, the Polish central bank issued a notice lifting the suspension of Bank Austria Creditanstalt AG's voting rights in Bank BPH S.A., Kraków, which had been effective since 17 November 2005. The voting rights had been suspended because the required approval of the Polish central bank for UniCredit's indirect acquisition of voting rights in Bank BPH S.A., Kraków, was not yet available. As part of the changes in the structure of UniCredit Group it is intended to transfer all of the shares held by Bank Austria Creditanstalt AG in Bank BPH S.A., Kraków, to the UniCredit holding company, which will then take further restructuring measures in Poland.

An agreement on the sale of HVB Splitska banka d.d., Split, was also signed in April 2006. In the interim financial statements of the Bank Austria Creditanstalt Group as at 31 March 2006, HVB Splitska banka d.d., Split, has been included in the balance sheet items "Non-current assets classified as held for sale" and "Liabilities directly associated with non-current assets classified as held for sale". The results of HVB Splitska banka d.d., Split, are included in the individual items of the income statement. HVB Splitska banka d.d., Split, will be deconsolidated as from the closing of the transaction, which will probably take place in the middle of 2006.

In its meeting on 4 May 2006, the Supervisory Board passed a resolution regarding the appointment of two additional members to the Managing Board of Bank Austria Creditanstalt AG. Within the Managing Board, Andrea MONETA assumes responsibility for the Central and Eastern Europe business segment. Werner KRETSCHMER is responsible for Private Banking and Asset Management operations in the Austrian business. Regina PREHOFER, who hands over responsibility for the Central and Eastern Europe business segment to Mr Moneta, is in charge of corporate banking and will additionally assume responsibility for UniCredit Group's entire leasing business.

Subject to the required board approvals and after various questions have been clarified, Bank Austria Creditanstalt and other companies in the Austrian financial services industry will together provide € 450 m to strengthen BAWAG P.S.K. Negotiations are currently being held on the distribution of the total amount among the individual market participants and on details of the procedure.

(30) Segment reporting

Q1 2006 / Q4 2005 / Q3 2005 / Q2 2005 / Q1 2005

€ m		Private Customers Austria	SMEs Austria	Large Corporates and Real Estate	Central and Eastern Europe (CEE)	International Markets	Corporate Center	BA-CA Group
Net interest income	Q1/2006	165	91	110	290	1	–15	643
	Q4/2005	160	92	147	277	18	–7	686
	Q3/2005	172	92	108	251	9	12	643
	Q2/2005	170	97	114	236	32	36	686
	Q1/2005	167	88	114	212	30	–17	596
Losses on loans and advances	Q1/2006	–25	–43	–3	–40	–	–	–110
	Q4/2005	–164	17	–12	–20	1	–	–179
	Q3/2005	–23	–47	–8	–33	–	2	–108
	Q2/2005	–24	–54	–1	–28	9	–	–98
	Q1/2005	–24	–37	–14	–36	–	–	–110
Net fee and commission income	Q1/2006	146	64	44	160	9	–7	416
	Q4/2005	144	64	32	149	22	–1	410
	Q3/2005	146	57	40	136	6	–4	381
	Q2/2005	118	61	33	118	7	–	336
	Q1/2005	128	55	27	116	6	–1	330
Net trading result	Q1/2006	–	–	1	13	110	28	152
	Q4/2005	2	1	–1	18	25	7	51
	Q3/2005	–	–	–	2	58	7	68
	Q2/2005	1	–	–	10	33	–4	39
	Q1/2005	1	–	–	17	61	–	79
General administrative expenses	Q1/2006	–236	–88	–71	–238	–55	–6	–693
	Q4/2005	–210	–121	–88	–235	–40	–11	–705
	Q3/2005	–224	–94	–70	–205	–35	–18	–646
	Q2/2005	–228	–96	–67	–192	–37	–17	–637
	Q1/2005	–225	–91	–67	–192	–47	–11	–634
Balance of other operating income and expenses	Q1/2006	–2	–1	–	–5	2	3	–3
	Q4/2005	1	6	7	–10	–3	–28	–27
	Q3/2005	–	1	4	–6	–10	3	–7
	Q2/2005	–	–	4	1	–5	–	1
	Q1/2005	–	–	–3	–3	–14	5	–15
Operating profit	**Q1/2006**	**49**	**23**	**81**	**181**	**68**	**4**	**405**
	Q4/2005	**–68**	**58**	**84**	**180**	**23**	**–40**	**237**
	Q3/2005	**72**	**11**	**74**	**145**	**28**	**2**	**332**
	Q2/2005	**37**	**7**	**84**	**145**	**40**	**15**	**328**
	Q1/2005	**47**	**15**	**57**	**114**	**37**	**–25**	**245**
Net income from investments	Q1/2006	1	1	3	–4	10	6	17
	Q4/2005	3	–	23	6	–	–19	13
	Q3/2005	9	–	102	126	11	–19	229
	Q2/2005	1	–	–4	–4	2	10	5
	Q1/2005	1	–	17	–	7	10	35
Amortisation of goodwill	Q1/2006	–	–	–	–	–	–	–
	Q4/2005	–4	–	–	–	–	–	–4
	Q3/2005	–	–	–	–	–	–	–
	Q2/2005	–	–	–	–	–	–	–
	Q1/2005	–	–	–	–	–	–	–
Allocation to provisions for restructuring costs	Q1/2006	–	–	–	–	–	–	–
	Q4/2005	–2	–30	–	–7	–	–9	–48
	Q3/2005	–	–60	–	–	–	–	–60
	Q2/2005	–	–	–	–	–	–	–
	Q1/2005	–	–	–	–	–	–	–

€ m		Private Customers Austria	SMEs Austria	Large Corporates and Real Estate	Central and Eastern Europe (CEE)	International Markets	Corporate Center	BA-CA Group
Balance of other income and expenses	Q1/2006	–	–	–	–	–	–	–1
	Q4/2005	–2	–	–6	–	–	–	–8
	Q3/2005	–	–	–1	–	–	–	–1
	Q2/2005	–	–	–1	–	–	–	–2
	Q1/2005	–	–	–	–	–	–	–
Net income before taxes	**Q1/2006**	**50**	**24**	**84**	**176**	**77**	**10**	**421**
	Q4/2005	**–72**	**28**	**101**	**178**	**23**	**–68**	**190**
	Q3/2005	**81**	**–49**	**176**	**271**	**39**	**–17**	**500**
	Q2/2005	**37**	**7**	**78**	**141**	**42**	**24**	**331**
	Q1/2005	**49**	**15**	**74**	**114**	**43**	**–15**	**280**
Taxes on income	Q1/2006	–11	–6	–18	–37	–17	9	–80
	Q4/2005	16	–7	–22	–32	5	21	–18
	Q3/2005	–19	12	–60	–31	–8	14	–92
	Q2/2005	–8	–2	–17	–29	–9	3	–63
	Q1/2005	–11	–4	–16	–24	–9	10	–53
Net income	**Q1/2006**	**39**	**18**	**65**	**139**	**61**	**19**	**341**
	Q4/2005	**–56**	**21**	**80**	**146**	**28**	**–47**	**172**
	Q3/2005	**62**	**–37**	**116**	**240**	**30**	**–3**	**409**
	Q2/2005	**29**	**5**	**61**	**112**	**33**	**27**	**268**
	Q1/2005	**38**	**11**	**58**	**90**	**34**	**–5**	**227**
Risk-weighted assets (average, Austrian Banking Act)	Q1/2006	13,623	13,739	20,136	25,633	2,243	1,765	77,140
	Q4/2005	13,864	15,057	19,058	24,250	2,340	2,779	77,347
	Q3/2005	13,683	14,274	20,234	21,519	2,846	3,384	75,940
	Q2/2005	13,033	13,951	20,443	20,177	3,664	3,461	74,730
	Q1/2005	12,566	12,668	21,796	19,453	3,477	3,512	73,472
Equity allocated (average)	Q1/2006	954	962	1,410	2,515	157	1,551	7,548
	Q4/2005	970	1,054	1,334	2,379	164	1,660	7,561
	Q3/2005	958	999	1,416	2,127	199	1,764	7,465
	Q2/2005	912	977	1,431	1,997	257	1,582	7,156
	Q1/2005	880	887	1,526	1,923	243	1,518	6,976
Return on equity before taxes in %	*Q1/2006*	*20.9*	*10.0*	*23.7*	*28.0*	*197.4*	*n.m.*)*	*22.3*
	Q4/2005	*–29.8*	*10.7*	*30.4*	*29.9*	*56.4*	*n.m.*)*	*10.1*
	Q3/2005	*33.7*	*–19.8*	*49.7*	*51.0*	*77.4*	*n.m.*)*	*26.8*
	Q2/2005	*16.4*	*3.0*	*21.9*	*28.3*	*65.3*	*n.m.*)*	*18.5*
	Q1/2005	*22.1*	*6.8*	*19.4*	*23.7*	*71.1*	*n.m.*)*	*16.1*
Return on equity after taxes before deduction of minority interests in %	*Q1/2006*	*16.4*	*7.5*	*18.5*	*22.2*	*154.7*	*n.m.*)*	*18.1*
	Q4/2005	*–23.1*	*8.0*	*23.9*	*24.6*	*69.1*	*n.m.*)*	*9.1*
	Q3/2005	*25.7*	*–14.9*	*32.7*	*45.2*	*60.9*	*n.m.*)*	*21.9*
	Q2/2005	*12.9*	*2.2*	*17.2*	*22.4*	*51.3*	*n.m.*)*	*15.0*
	Q1/2005	*17.3*	*5.1*	*15.2*	*18.7*	*56.6*	*n.m.*)*	*13.0*
Cost/income ratio in %	*Q1/2006*	*76.2*	*57.1*	*45.8*	*51.9*	*44.6*	*n.m.*)*	*57.3*
	Q4/2005	*68.7*	*74.7*	*47.5*	*54.0*	*64.2*	*n.m.*)*	*62.9*
	Q3/2005	*70.3*	*62.2*	*46.0*	*53.5*	*55.4*	*n.m.*)*	*59.5*
	Q2/2005	*79.0*	*60.9*	*44.1*	*52.5*	*54.5*	*n.m.*)*	*59.9*
	Q1/2005	*76.1*	*63.9*	*48.5*	*56.2*	*56.0*	*n.m.*)*	*64.1*
Risk/earnings ratio in %	*Q1/2006*	*15.2*	*46.7*	*2.6*	*13.7*	–	*n.m.*)*	*17.1*
	Q4/2005	*102.7*	*18.6*	*8.4*	*7.1*	*4.9*	*n.m.*)*	*26.0*
	Q3/2005	*13.1*	*50.5*	*7.1*	*13.2*	*2.0*	*n.m.*)*	*16.7*
	Q2/2005	*13.9*	*56.0*	*1.0*	*12.0*	*28.7*	*n.m.*)*	*14.3*
	Q1/2005	*14.1*	*41.6*	*12.4*	*16.8*	–	*n.m.*)*	*18.5*

*) not meaningful

Capital allocation is based on Austrian supervisory guidelines. Capital allocated to the Austrian business segments amounts to 7 % of the risk positions (credit and market risk equivalents). In line with international capital market practices, capital allocated to foreign units in the CEE business segment amounts to 10 % of the respective risk equivalents. The difference to the equity capital actually available is transferred to the Corporate Center segment. The interest rate applied to allocated equity capital on a uniform Group-wide basis is 5 %.

Information pursuant to the Austrian Banking Act

(31) Consolidated capital resources and regulatory capital requirements

Capital resources and capital requirements of the Bank Austria Creditanstalt group of credit institutions

€ m	31 March 2006	31 Dec. 2005
Core capital (Tier 1)	**6,219**	**6,236**
Paid-in capital	*1,069*	*1,069*
Capital reserve	*2,154*	*2,154*
Revenue reserve	*785*	*786*
Reserve pursuant to Section 23 (6) of the Austrian Banking Act	*2,072*	*2,072*
Untaxed reserves	*87*	*87*
Differences on consolidation pursuant to Section 24 (2) of the Austrian Banking Act	*412*	*455*
Fund for general banking risks	*61*	*61*
Less intangible assets	*–421*	*–448*
Supplementary elements (Tier 2)	**3,512**	**3,646**
Undisclosed reserves	–	–
Supplementary capital	*1,054*	*1,093*
Participation capital	–	–
Revaluation reserve	*96*	*139*
Subordinated capital	*2,362*	*2,414*
Deductions	**–735**	**–730**
Net capital resources (Tier 1 plus Tier 2 minus deductions)	**8,996**	**9,152**
Requirement for the banking book	**6,088**	**6,021**
Assessment basis (banking book – risk-weighted amounts)	**76,102**	**75,263**
Tier 1 capital ratio	8.17 %	8.29 %
Total capital ratio	11.82 %	12.16 %
Available Tier 3	**351**	**286**
Requirement for the trading book and for open foreign exchange positions	242	252
Requirement covered by Tier 3	**242**	**252**

Capital requirements of the Bank Austria Creditanstalt group of credit institutions pursuant to the Austrian Banking Act as at 31 March 2006

€ m Risk weightings	Assets and off-balance sheet positions	Weighted amounts	Capital requirement
0 %	35,946	0	–
10 %	1,170	117	9
20 %	7,888	1,578	126
50 %	16,569	8,285	663
100 %	57,188	57,188	4,575
Investment certificates	1,330	455	37
ASSETS	**120,091**	**67,623**	**5,410**
Off-balance sheet positions	42,848	8,425	674
Special off-balance sheet positions	12,114	54	4
BANKING BOOK	**175,053**	**76,102**	**6,088**

Other Information

(32) Contingent liabilities and commitments

€ m	31 March 2006	31 Dec. 2005
Guarantees	12,300	12,540
Acceptances and endorsements	14	21
CONTINGENT LIABILITIES	**12,314**	**12,562**
Liabilities arising from sales with an option to repurchase	21	449
Other commitments	10,506	10,738
COMMITMENTS	**10,527**	**11,187**

End of notes to the consolidated financial statements.

Income Statement of our Consolidated Banking Subsidiaries in CEE

in € m

	Poland		Hungary		Czech Rep.[1]		Slovakia	
	Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2005
Net interest income	133.2	116.9	30.8	24.2	34.3	21.7	8.0	7.6
Losses on loans and advances	−18.2	−19.8	−3.3	−3.0	−4.2	−2.9	−1.1	−1.1
Net fee and commission income	81.8	57.0	14.9	14.9	19.5	16.6	3.6	2.9
Net trading result	2.3	10.9	3.2	6.4	2.8	2.5	1.7	3.5
General administrative expenses	−105.4	−99.9	−23.1	−22.4	−20.9	−21.0	−6.6	−5.4
Balance of other operating income and expenses	−1.4	1.0	–	−0.1	−1.0	−0.7	–	–
Operating profit	**92.3**	**66.0**	**22.6**	**20.0**	**30.5**	**16.1**	**5.7**	**7.5**
Net income from investments	2.2	−1.1	–	–	−5.2	0.1	1.2	0.1
Amortisation of goodwill	–	−1.3	–	–	–	–	–	–
Balance of other income and expenses	−0.3	−0.3	–	–	–	–	–	–
Provisions for restructuring costs	–	–	–	–	–	–	–	–
Net income before taxes	**94.2**	**63.4**	**22.6**	**20.0**	**25.3**	**16.2**	**6.9**	**7.6**
Average risk-weighted assets	8,951	6,966	3,021	2,748	4,125	3,353	848	943
Average shareholders' equity	1,712	1,489	474	416	554	450	214	196
Cost/income ratio (in %)	**48.8**	**53.8**	**47.1**	**49.3**	**37.6**	**52.6**	**49.1**	**38.4**
Return on equity before taxes (in %)[5]	**22.3**	**17.3**	**19.4**	**19.6**	**18.5**	**14.6**	**13.1**	**15.8**
Exchange rate (units of local currency per euro)	**3.857**	**4.038**	**256.138**	**245.153**	**28.581**	**30.076**	**37.497**	**38.365**
Appreciation/depreciation against the euro	**+5%**		**−4%**		**+5%**		**+2%**	

in local currency

	Poland (PLN m)		Hungary (HUF m)		Czech Rep.[1] (CZK m)		Slovakia (SKK m)	
	Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2005
Net interest income	514	472	7,901	5,942	979	653	300	292
Losses on loans and advances	−70	−80	−845	−737	−121	−88	−41	−43
Net fee and commission income	316	230	3,826	3,641	558	500	137	113
Net trading result	9	44	826	1,570	80	74	64	133
General administrative expenses	−407	−404	−5,911	−5,493	−596	−633	−246	−207
Balance of other operating income and expenses	−6	4	−1	−16	−29	−22	–	–
Operating profit	**356**	**267**	**5,796**	**4,907**	**871**	**483**	**214**	**289**
Net income from investments	8	−4	–	–	−149	4	45	4
Amortisation of goodwill	–	−5	–	–	–	–	–	–
Balance of other income and expenses	−1	−1	–	–	–	–	–	–
Provisions for restructuring costs	–	–	–	–	–	–	–	–
Net income before taxes	**363**	**256**	**5,796**	**4,907**	**722**	**487**	**260**	**292**
Average risk-weighted assets	34,523	28,128	773,890	673,616	117,893	100,846	31,800	36,189
Average shareholders' equity	6,602	6,014	121,286	101,962	15,835	13,545	8,012	7,524

1) Q1 2006 incl. Hypo stavebni sporitelna / 2) Q1 2006 incl. Banca Tiriac / 3) Q1 2006 incl. Hebros Bank /
4) HVB Bank Serbia and Montenegro (incl. Eksimbanka) consolidated as from Q4 2005 / 5) Based on actual average equity

Slovenia		Croatia		Romania [2]		Bulgaria [3]		Bosnia		Serbia [4]	CEE total	
Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2006	Q1 2005
7.8	6.5	22.5	20.6	23.0	10.5	17.4	10.3	7.5	3.9	6.4	291.0	222.2
−1.0	−0.7	2.4	−2.5	−5.3	−1.7	−3.4	−2.0	−1.8	−0.8	−2.3	−38.2	−34.6
3.7	2.6	7.9	6.3	11.1	5.4	6.8	5.0	4.0	2.1	2.7	156.3	112.8
−0.5	−0.2	1.5	1.7	1.9	2.3	3.4	1.0	–	0.1	1.6	18.0	28.1
−6.3	−5.0	−16.7	−14.9	−15.6	−4.7	−14.8	−9.4	−8.2	−4.6	−6.0	−223.5	−187.3
–	0.1	−0.8	−0.8	−0.4	−0.4	0.2	−0.4	0.8	–	−0.1	−2.8	−1.3
3.7	**3.3**	**16.9**	**10.3**	**14.8**	**11.5**	**9.7**	**4.5**	**2.4**	**0.8**	**2.3**	**200.8**	**140.0**
0.2	0.1	–	–	−0.2	0.5	5.3	0.8	–	–	–	3.4	0.5
–	–	–	–	–	–	–	–	–	–	–	–	−1.3
–	–	–	–	–	–	–	–	–	–	–	−0.3	−0.3
–	–	–	–	−0.4	–	–	–	–	–	–	−0.4	–
3.9	**3.4**	**16.9**	**10.3**	**14.2**	**11.9**	**15.0**	**5.3**	**2.4**	**0.8**	**2.3**	**203.6**	**138.9**
1,014	807	2,094	1,769	1,939	809	1,076	639	564	250	680	24,312	18,283
140	105	269	218	242	63	119	89	65	36	51	3,840	3,062
57.5	**55.6**	**53.7**	**53.9**	**43.7**	**26.0**	**53.0**	**58.9**	**66.5**	**74.8**	**56.6**	**48.3**	**51.8**
11.2	**13.1**	**25.4**	**19.2**	**23.8**	**77.2**	**51.1**	**24.4**	**14.7**	**8.8**	**18.2**	**21.5**	**18.4**
239.505	**239.740**	**7.342**	**7.474**	**3.574**	**3.753**	**1.956**	**1.956**	**1.956**	**1.956**	**87.045**		
0 %		+2 %		+5 %		0 %		0 %				

Slovenia (SIT m)		Croatia (HRK m)		Romania [2] (RON m)		Bulgaria [3] (BGN m)		Bosnia (BAM m)		Serbia [4] (CSD m)
Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006
1,874	1,547	165	154	82	40	34	20	15	8	555
−237	−163	18	−19	−19	−7	−7	−4	−3	−2	−198
896	630	58	47	40	20	13	10	8	4	233
−129	−51	11	13	7	9	7	2	–	–	138
−1,515	−1,196	−123	−112	−56	−17	−29	−18	−16	−9	−520
−6	25	−6	−6	−1	−1	–	−1	1	–	−9
884	**792**	**124**	**77**	**53**	**43**	**19**	**9**	**5**	**2**	**200**
42	20	–	–	−1	2	10	2	–	–	1
–	–	–	–	–	–	–	–	–	–	–
−1	–	–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–	–	–
925	**812**	**124**	**77**	**51**	**45**	**29**	**10**	**5**	**2**	**200**
242,830	193,404	15,374	13,221	6,932	3,035	2,104	1,249	1,104	489	59,172
33,558	25,223	1,977	1,629	865	236	232	174	128	70	4,465

Financial information relating to subsidiaries corresponds to the financial statements prepared in accordance with IFRSs as used for the consolidated financial statements of the Bank Austria Creditanstalt Group. Rounding differences may occur.

Balance Sheets of our Consolidated Banking Subsidiaries in CEE

in € m

	Poland			Hungary			Czech Rep. 1)			Slovakia			Slovenia		
	31 March 2006	+/–	31 Dec. 2005	31 March 2006	+/–	31 Dec. 2005	31 March 2006	+/–	31 Dec. 2005	31 March 2006	+/–	31 Dec. 2005	31 March 2006	+/–	31 Dec. 2005
Loans to non-banks	8,641	–1 %	8,725	2,641	–4 %	2,744	3,520	8 %	3,264	1,110	11 %	1,004	1,066	2 %	1,049
Loans and advances to, and placements with, banks	4,311	41 %	3,049	626	17 %	533	1,110	–9 %	1,222	134	–21 %	171	353	7 %	331
Loan loss provisions	–389	–16 %	–464	–37	–10 %	–41	–46	18 %	–39	–19	7 %	–17	–16	6 %	–15
Investments	1,674	–14 %	1,949	426	–6 %	454	1,759	81 %	972	213	–10 %	238	127	25 %	102
Other assets	1,672	–4 %	1,736	538	34 %	402	281	–4 %	292	562	–9 %	615	413	–1 %	416
Total assets	**15,908**	**6 %**	**14,995**	**4,193**	**3 %**	**4,091**	**6,625**	**16 %**	**5,711**	**2,001**	**0 %**	**2,010**	**1,945**	**3 %**	**1,884**
Deposits from non-banks	9,622	0 %	9,664	2,276	3 %	2,211	4,338	31 %	3,312	821	5 %	781	565	–10 %	628
Deposits from banks	1,554	8 %	1,445	1,008	3 %	977	807	–18 %	987	853	–10 %	946	1,217	10 %	1,103
Liabilities evidenced by certificates	2,095	46 %	1,438	217	–4 %	227	644	–2 %	655	54	2 %	53	–		–
Other liabilities	948	19 %	800	232	11 %	209	280	19 %	236	58	175 %	21	22	49 %	15
Shareholders' equity	1,690	3 %	1,648	460	–2 %	467	556	6 %	522	214	2 %	209	141	2 %	138
Total liabilities and shareholders' equity	**15,908**	**6 %**	**14,995**	**4,193**	**3 %**	**4,091**	**6,625**	**16 %**	**5,711**	**2,001**	**0 %**	**2,010**	**1,945**	**3 %**	**1,884**
Loan/deposit ratio (customers)	90 %		90 %	116 %		124 %	81 %		99 %	135 %		129 %	189 %		167 %
Loan/deposit ratio (total)	116 %		106 %	99 %		103 %	90 %		104 %	74 %		68 %	80 %		80 %
Employees (full-time equivalent)	10,259	1 %	10,181	1,354	–1 %	1,366	1,188	8 %	1,101	434	–2 %	443	392	0 %	391
Offices	509	1 %	503	58	7 %	54	35	46 %	24	27	0 %	27	13	0 %	13
Exchange rate (units of local currency per euro)	3.943		3.860	265.740		252.870	28.595		29.000	37.630		37.880	239.560		239.500
Appreciation/depreciation against the euro	–2 %			–5 %			+1 %			+1 %			0 %		

in local currency

	Poland (PLN m)			Hungary (HUF m)			Czech Rep. 1) (CZK m)			Slovakia (SKK m)			Slovenia (SIT m)		
	31 March 2006	+/–	31 Dec. 2005	31 March 2006	+/–	31 Dec. 2005	31 March 2006	+/–	31 Dec. 2005	31 March 2006	+/–	31 Dec. 2005	31 March 2006	+/–	31 Dec. 2005
Loans to non-banks	34,067	1 %	33,680	701,729	1 %	693,798	100,663	6 %	94,646	41,751	10 %	38,023	255,478	2 %	251,236
Loans and advances to, and placements with, banks	16,995	44 %	11,770	166,275	23 %	134,666	31,747	–10 %	35,440	5,051	–22 %	6,464	84,643	7 %	79,312
Loan loss provisions	–1,533	–14 %	–1,792	–9,888	–6 %	–10,493	–1,311	16 %	–1,128	–699	6 %	–660	–3,767	6 %	–3,554
Investments	6,598	–12 %	7,522	113,137	–2 %	114,909	50,311	79 %	28,180	8,023	–11 %	9,016	30,500	25 %	24,394
Other assets	6,591	–2 %	6,700	143,018	41 %	101,550	8,030	–5 %	8,475	21,159	–9 %	23,292	99,032	–1 %	99,715
Total assets	**62,719**	**8 %**	**57,880**	**1,114,272**	**8 %**	**1,034,430**	**189,439**	**14 %**	**165,614**	**75,285**	**–1 %**	**76,134**	**465,886**	**3 %**	**451,103**
Deposits from non-banks	37,933	2 %	37,305	604,736	8 %	559,087	124,039	29 %	96,034	30,909	4 %	29,585	135,368	–10 %	150,294
Deposits from banks	6,126	10 %	5,579	267,736	8 %	246,930	23,068	–19 %	28,617	32,115	–10 %	35,820	291,635	10 %	264,183
Liabilities evidenced by certificates	8,258	49 %	5,549	57,748	1 %	57,433	18,423	–3 %	18,987	2,042	1 %	2,023	–		–
Other liabilities	3,739	21 %	3,087	61,772	17 %	52,770	8,021	17 %	6,831	2,170	174 %	793	5,195	49 %	3,492
Shareholders' equity	6,663	5 %	6,361	122,280	3 %	118,210	15,888	5 %	15,145	8,049	2 %	7,913	33,689	2 %	33,135
Total liabilities and shareholders' equity	**62,719**	**8 %**	**57,880**	**1,114,272**	**8 %**	**1,034,430**	**189,439**	**14 %**	**165,614**	**75,285**	**–1 %**	**76,134**	**465,886**	**3 %**	**451,103**

1) Incl. Hypo stavebni sporitelna from 2006
2) Incl. Nova banjalucka banka as from 1 January 2006

Croatia			Romania			Bulgaria			Bosnia and Herzegovina[2]			Serbia			CEE total		
31 March 2006	+/–	31 Dec. 2005	31 March 2006	+/–	31 Dec. 2005	31 March 2006	+/–	31 Dec. 2005	31 March 2006	+/–	31 Dec. 2005	31 March 2006	+/–	31 Dec. 2005	31 March 2006	+/–	31 Dec. 2005
2,018	5 %	1,913	1,445	5 %	1,376	1,002	−7 %	1,074	406	28 %	317	351	16 %	304	22,201	2 %	21,769
162	−6 %	173	329	262 %	91	191	−13 %	221	315	47 %	214	135	142 %	56	7,666	27 %	6,059
−56	−5 %	−59	−26	25 %	−21	−42	−7 %	−45	−12	172 %	−4	−16	14 %	−14	−659	−9 %	−721
239	−11 %	267	77	−85 %	510	151	0 %	150	1	576 %	–	9	50 %	6	4,675	1 %	4,648
980	9 %	899	624	−1 %	633	248	−12 %	281	54	69 %	32	203	13 %	179	5,576	2 %	5,484
3,343	**5 %**	**3,193**	**2,449**	**−5 %**	**2,588**	**1,550**	**−8 %**	**1,680**	**765**	**37 %**	**559**	**681**	**29 %**	**529**	**39,459**	**6 %**	**37,239**
1,351	−1 %	1,360	1,105	−13 %	1,278	910	−3 %	942	490	46 %	335	215	−4 %	224	21,693	5 %	20,735
1,627	9 %	1,490	1,014	2 %	998	403	−22 %	516	183	17 %	157	399	67 %	239	9,066	2 %	8,861
–		–	–		–	–		–	–		–	–		–	3,010	27 %	2,373
92	10 %	84	81	−5 %	85	83	−33 %	124	21	41 %	15	16	23 %	13	1,833	15 %	1,601
273	6 %	258	249	10 %	227	154	58 %	98	70	37 %	51	52	−3 %	53	3,858	5 %	3,669
3,343	**5 %**	**3,193**	**2,449**	**−5 %**	**2,588**	**1,550**	**−8 %**	**1,680**	**765**	**37 %**	**559**	**681**	**29 %**	**529**	**39,459**	**6 %**	**37,239**
149 %		141 %	131 %		108 %	110 %		114 %	83 %		94 %	164 %		135 %	102 %		105 %
73 %		73 %	84 %		64 %	91 %		89 %	107 %		108 %	79 %		78 %	97 %		94 %
1,234	1 %	1,225	1,572	0 %	1,577	2,378	−1 %	2,401	1,035	130 %	450	535	2 %	527	20,381	4 %	19,663
114	2 %	112	80	0 %	80	211	−3 %	217	97	162 %	37	42	0 %	42	1,186	7 %	1,109
7.342		7.372	3.520		3.680	1.956		1.956	1.956		1.956	87.220		85.870			
0 %			+5 %			0 %			0 %			−2 %					

Croatia (HRK m)			Romania (RON m)			Bulgaria (BGN m)			Bosnia and Herzegovina[2] (BAM m)			Serbia (CSD m)		
31 March 2006	+/–	31 Dec. 2005	31 March 2006	+/–	31 Dec. 2005	31 March 2006	+/–	31 Dec. 2005	31 March 2006	+/–	31 Dec. 2005	31 March 2006	+/–	31 Dec. 2005
14,817	5 %	14,103	5,087	0 %	5,065	1,960	−7 %	2,100	794	28 %	620	30,653	18 %	26,062
1,191	−6 %	1,272	1,157	247 %	334	374	−13 %	432	617	47 %	419	11,737	146 %	4,770
−410	−6 %	−435	−93	19 %	−78	−83	−7 %	−89	−23	172 %	−8	−1,424	16 %	−1,226
1,751	−11 %	1,970	273	−85 %	1,875	295	0 %	294	1	576 %	–	762	53 %	499
7,192	9 %	6,624	2,198	−6 %	2,328	486	−12 %	549	106	69 %	63	17,676	15 %	15,350
24,541	**4 %**	**23,534**	**8,621**	**−9 %**	**9,524**	**3,031**	**−8 %**	**3,286**	**1,496**	**37 %**	**1,094**	**59,405**	**31 %**	**45,456**
9,919	−1 %	10,028	3,891	−17 %	4,702	1,780	−3 %	1,843	958	46 %	656	18,726	−3 %	19,259
11,948	9 %	10,987	3,570	−3 %	3,675	788	−22 %	1,009	359	17 %	308	34,775	70 %	20,493
–		–	–		–	–		–	–		–	–		–
672	9 %	616	284	−9 %	313	162	−33 %	243	41	41 %	30	1,393	25 %	1,118
2,003	5 %	1,902	876	5 %	834	301	58 %	191	137	37 %	100	4,511	−2 %	4,586
24,541	**4 %**	**23,534**	**8,621**	**−9 %**	**9,524**	**3,031**	**−8 %**	**3,286**	**1,496**	**37 %**	**1,094**	**59,405**	**31 %**	**45,456**

Financial information relating to subsidiaries corresponds to the financial statements prepared in accordance with IFRSs as used for the consolidated financial statements of the Bank Austria Creditanstalt Group. Rounding differences may occur.

Investor Relations, Ratings, Financial Calendar

Bank Austria Creditanstalt

Schottengasse 6–8, A-1010 Vienna, Austria	
Telephone from abroad: +43 5 05 05-588 53	Telephone within Austria: 05 05 05-588 53
Fax from abroad: +43 5 05 05-588 08	Fax within Austria: 05 05 05-588 08
e-mail: IR@ba-ca.com	Internet: http://ir.ba-ca.com
Gerhard Smoley Tel.: (+43) (0)5 05 05-588 03	e-mail: Gerhard.Smoley@ba-ca.com
Michael Bauer Tel.: (+43) (0)5 05 05-588 09	e-mail: Michael.Bauer@ba-ca.com

Information on the BA-CA share			Vienna Stock Exchange	Warsaw Stock Exchange
ISIN	**AT0000995006**	**Trading symbol**	**BACA**	**BCA**
Number of shares issued	**147,031,740**	**Reuters RIC**	**BACA.VI**	**BACA.WA**
Free float	5.02 %	**Bloomberg Ticker Code**	**BACA AV**	**BCA PW**

Ratings	Long-term	Subordinated liabilities	Short-term
Moody's	A2 1)	A3	P-1
Standard & Poor's	A 2)	A–	A-1 2)

1) Confirmed, outlook stable (4 Nov. 2005)
2) Upgrade, outlook negative (28 Oct. 2005)

Financial calendar

12 May 2006	**Dividend payment date**
4 August 2006	**Results for the first six months of 2006**
14 November 2006	**Results for the first nine months of 2006**

Information provided by IR

Annual Report
Online Annual Report: http://annualreport2005.ba-ca.com
Interim reports
Sustainability Report
IR releases
Ad hoc reporting
IR website
Company presentations

All information is available electronically at http://ir.ba-ca.com

Published by
Bank Austria Creditanstalt AG
A-1010 Vienna, Am Hof 2
A-1030 Vienna, Vordere Zollamtsstrasse 13
Telephone within Austria: 05 05 05-0
Telephone from abroad: +43 5 05 05-0
Fax within Austria: 05 05 05-56149
Fax from abroad: +43 5 05 05-56149
Internet: www.ba-ca.com
e-mail: info@ba-ca.com
BIC: BKAUATWW
Austrian routing code: 12000
Austrian Register of Firms: FN 150714p
VAT registration number: ATU51507409

Editors
Investor Relations

Photographs
Ursula Künstler and Franz Artmann (Managing Board)

Graphics
Horvath, Leobendorf

Printed by
Holzhausen

The Interim Report is available from
Bank Austria Creditanstalt AG
Public Relations
P.O. Box 22.000
A-1011 Vienna, Austria
Telephone within Austria: 05 05 05-56148
(telephone answering machine)
Telephone from abroad: +43 5 05 05-56148
(telephone answering machine)
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Notes

This report contains forward-looking statements relating to the future performance of Bank Austria Creditanstalt. These statements reflect estimates which we have made on the basis of all information available to us at present. Should the assumptions underlying forward-looking statements prove incorrect, or should risks materialise to an extent not anticipated, actual results may vary from those expected at present.

"Bank Austria Creditanstalt" (BA-CA) as used in this report refers to the group of consolidated companies. "Bank Austria Creditanstalt AG" as used in this report refers to the parent company.

In adding up rounded figures and calculating the percentage rates of changes, slight differences may occur compared with totals and rates arrived at by adding up component figures which have not been rounded off.

Disclaimer

Editorial close of this Interim Report
8 May 2006

Member of UniCredit Group

Bank Austria Creditanstalt

Banking for success.

Financial Statements and Management Report of Bank Austria Creditanstalt AG 2005

Contents

Preliminary remarks on the financial statements of Bank Austria Creditanstalt AG for 2005

Bank Austria Creditanstalt Aktiengesellschaft, the parent company of the Bank Austria Creditanstalt Group, presents its management report and its separate financial statements pursuant to Austrian law. The separate financial statements comprise the balance sheet, the profit and loss account, and the notes.

The consolidated financial statements of the Bank Austria Creditanstalt Group for the financial year beginning on 1 January 2005 and ending on 31 December 2005 were prepared in accordance with International Financial Reporting Standards (IFRSs) published by the International Accounting Standards Board as adopted by the European Union. The annual report of Bank Austria Creditanstalt, which includes the consolidated financial statements, is available from Investor Relations on the Internet (for contact details see page 59) free of charge.

The two reporting formats – under IFRSs and under the Austrian Banking Act (BWG) – cannot be compared with one another because the operations covered by the reports differ (consolidated financial statements versus separate financial statements of the Group's parent company), and the valuation and accounting principles are also different. The annual report of the Group gives readers information on the status of the group of companies controlled by Bank Austria Creditanstalt AG. The consolidated financial statements provide international comparability, a fair value-based presentation of the financial position and performance, and more detailed information, for example through segment reporting. Bank Austria Creditanstalt AG's separate financial statements prepared in accordance with Austrian rules fulfils other important functions, especially under supervisory aspects. They are also the basis for determining the profit available for distribution under Austrian law and the dividend of Bank Austria Creditanstalt AG. In making an economic evaluation of the bank, users of the separate financial statements should take into account especially the extensive financial relations between the parent company and its banking subsidiaries. For this reason the annual report of the Group provides more comprehensive information.

Management Report of Bank Austria Creditanstalt AG

1. Business developments and economic situation

1.1. Effects resulting from the inclusion of BA-CA AG in UniCredit Group

On 29 November 2005, **UniCredito Italiano S.p.A., Genoa, Italy** (UniCredit), acquired 17.45 per cent, i.e. 25,657,724, of the shares in Bank Austria Creditanstalt AG (BA-CA AG) through an exchange of shares. With these directly held shares and the shares held indirectly through Bayerische Hypo- und Vereinsbank AG, Munich (HVB), UniCredit holds about 94.98 per cent of the share capital and voting rights in BA-CA AG. As a result of UniCredit's acquisition of shares in, HVB, BA-CA AG became a member of UniCredit Group.

Following the takeover of HVB Group, UniCredit Group now has equity interests in banks in 19 countries in Europe and overseas, with a particularly strong presence in CEE.

The takeover of HVB Group required notification and regulatory approval procedures. In Poland, UniCredit controls Bank Pekao S.A., Warsaw, and BA-CA AG holds a majority interest in **Bank BPH S.A., Kraków.** BA-CA AG's voting rights in Bank BPH S.A., Kraków, have been suspended since 17 November 2005 as the approval of the Polish central bank for UniCredit's indirect acquisition of voting rights in Bank BPH was not yet available on that date. BA-CA AG can only exercise these voting rights when the regulatory approval procedure in Poland has been completed with a favourable decision.

Ahead of these decisions, the Polish government has called upon UniCredit to sell the equity interest in Bank BPH. The Polish government argues that, when acquiring Bank Pekao S.A., UniCredit gave an undertaking not to acquire an equity interest in any other bank in Poland and that UniCredit has thus infringed the privatisation agreement concluded in 1999. UniCredit is of the opinion that the agreement has not been infringed, arguing that the clause which restricts competition became ineffective upon Poland's accession to the European Union and the country's adoption of EU law ("acquis communautaire") on 1 May 2004.

In the meantime the European Commission has expressed concern that, through action that is contrary to Community law, Poland is trying to prevent the implementation of the business integration of UniCredit and HVB approved by the European Commission. UniCredit and BA-CA AG think there is only a slim chance that Poland can successfully use the pending regulatory proceedings to achieve national objectives of competition policy and industrial policy. It is therefore expected that UniCredit will ultimately receive the required approval in Poland, too. Although the voting rights have been suspended, BA-CA AG continues to exercise control over Bank BPH and thus governs the financial and operating policies of Bank BPH.

In Croatia, where UniCredit holds a majority interest in Zagrebačka banka d.d., Zagreb, and BA-CA AG holds a majority interest in **HVB Splitska banka d.d., Split,** Croatia's banking supervisory authority in its capacity as competition authority for the Croatian banking sector rejected UniCredit's indirect acquisition of a majority interest in HVB Splitska banka on antitrust grounds. Croatia's banking supervisory authority informed UniCredit that it would have to sell one of the two banks. As it is intended to sell HVB Splitska banka, HVB Splitska banka has been classified as "held for sale" in the consolidated financial statements in accordance with IFRS 5 as at 31 December 2005.

Regulatory approval under competition law in Bosnia and Herzegovina for the two companies in which we hold equity interests, **HVB Central Profit Banka d.d.** and the recently acquired **Nova banjalucka banka a.d.**, is not yet available. BA-CA AG proceeds from the assumption that UniCredit will receive such approval in the foreseeable future.

1.2. Business developments

Movements in total assets

As at 31 December 2005, Bank Austria Creditanstalt AG's total assets were € 122.7 bn, up by € 9.6 bn or 8.5 per cent compared with the balance sheet as at 31 December 2004.

Selected balance sheet items as a percentage of the balance sheet total compared with the previous year

in %	31 Dec. 2005	31 Dec. 2004
Assets		
Loans and advances to credit institutions (item 3)	23.5	22.5
Loans and advances to customers (item 4)	51.2	53.5
Securities including shares (items 5 and 6)	14.8	13.7
Shares in group companies (item 8)	4.6	4.4
Liabilities		
Amounts owed to credit institutions (item 1)	37.9	35.7
Amounts owed to customers (item 2)	33.4	35.5
Debts evidenced by certificates (item 3)	15.1	14.0

Movements in selected balance sheet items compared with the previous year

Cash in hand and balances with central banks increased by € 308.7 m to € 1,333.8 m, mainly as a result of higher balances with Oesterreichische Nationalbank, Austria's central bank.

The decrease of € 84.3 m in treasury bills and similar securities to € 2,549.8 m resulted from a decline in holdings of euro-denominated instruments of domestic and foreign issuers.

Loans and advances to credit institutions rose by € 3.3 bn or 13.1 per cent to € 28.8 bn, mainly on account of an increase in placements and loans denominated in euro.

Loans and advances to customers increased by € 2.3 bn or 3.9 per cent to € 62.8 bn, as a result of an increase of € 0.3 bn in euro-denominated loans and advances and an increase of € 2.1 bn in foreign-currency loans and advances to foreign companies (€ 0.7 bn, mainly CHF and USD) and domestic private customers (€ 1.1 bn, mainly in CHF).

The portfolios of bonds, other fixed-income securities and shares rose by € 2.6 bn or 16.6 per cent, reaching a volume of € 18.1 bn, with bonds and other fixed-income securities increasing by € 1.4 bn or 11.4 per cent, and shares and other variable-yield securities rising by € 1.2 bn or 34.6 per cent.

The portfolios of equity interests and shares in group companies increased by € 0.7 bn or 12.7 per cent to € 6.0 bn, mainly as a result of the acquisition of Banca Comerciala "Ion Tiriac" S.A., Bucharest, Romania, of Hebros Bank AD, Plovdiv, Bulgaria, and of a capital contribution to the sub-subsidiary caibon.com Internet Services GmbH, Vienna.

The increase of € 0.5 bn or 20.1 per cent to € 3.1 bn in the other asset items was mainly due to an increase in holdings of derivatives as trading assets.

On the liabilities side, amounts owed to credit institutions rose by € 6.2 bn or 15.4 per cent; amounts owed to customers increased by € 0.8 bn or 2.1 per cent; and debts evidenced by certificates rose by € 2.7 bn or 16.9 per cent.

Provisions increased by € 145.3 m or 4.4 per cent, mainly as a result of the allocation of € 89.9 m to a provision for restructuring costs in connection with the restructuring, based on a decision made by the Managing Board of BA-CA AG, of the SMEs Austria business segment which was newly defined in 2005.

For the first time, € 60.9 m was allocated to the fund for general banking risks to cover (general) risks for which no special provisions were made.

Subordinated liabilities rose by 2.6 per cent or € 0.1 bn to € 3.6 bn. There was only little change in supplementary capital, which amounted to € 1.5 bn.

As at 31 December 2005, subscribed capital of BA-CA AG was unchanged at € 1,068.9 m, all of which was represented by ordinary shares.

The increase of € 177.8 m in revenue reserves resulted mainly from the appropriation of profits to the free reserves.

Untaxed reserves declined by € 64.3 m following a release of the valuation reserve after the redemption of securities, and as a result of the release of the reserve transferred pursuant to Section 12 of the Austrian Income Tax Act (EStG).

Details of the profit and loss account for 2005

Net interest income for the reporting period was € 1,182.2 m. As margins on customer business continued to be under strong pressure, and although business volume increased, net interest income declined by € 98.9 m or 7.7 per cent.

Income from securities and equity interests increased by € 232.0 m or 78.8 per cent to € 526.3 m. The increase resulted mainly from dividend income from shares in group companies.

Net fee and commission income held up well, growing by € 90.9 m or 14.1 per cent, mainly as a result of growth in securities and custody business, and higher fee and commission income from payment transactions, foreign note and coin business and foreign exchange business.

The net profit on trading activities improved by € 36.1 m or 30.7 per cent to € 153.6 m compared with the previous year, reflecting high gains on equity-related and currency-related transactions which more than offset the decline in results from interest-rate related transactions.

Other operating income rose by € 13.1 m or 88.6 per cent to € 27.9 m, mainly as a result of releases of provisions for legal risks.

Overall, **operating income** increased by € 273.3 m or 11.6 per cent to € 2,626.3 m.

The increase in general administrative expenses amounted to € 19.8 m or 1.3 per cent, reflecting stringent cost management. Staff costs declined by € 95.0 m or 9.4 per cent to € 912.3 m. Other administrative expenses rose by € 114.8 m or 21.0 per cent to € 661.3 m. Following the spin-off of settlement functions for sales activities relating to customer business (loans, investments, services) and for payment transactions into separate subsidiaries (combined within BA-CA Administration Services GmbH, Vienna, with effect from 1 October 2005) employees were delegated to these subsidiaries. The related expenses were thus not included in staff costs but accounted for as "intercompany services" within other administrative expenses.

On the basis of the slight increase of € 5.3 m or 0.3 per cent in operating expenses and the improvement in operating income, **operating results amounted to € 845.6 m, an increase of € 268.0 m or 46.4 per cent over the previous year.**

Net income/expenses from the valuation of loans and advances and securities reflected a higher provisioning charge in the private customer business. Net income/expenses from the disposal of loans and advances and securities improved compared with the previous year. Overall, the net expense arising from the disposal and valuation of loans and advances, securities held for liquidity purposes and contingent liabilities and commitments rose by € 71.1 m or 23.4 per cent.

Net income from the disposal and valuation of securities valued as financial fixed assets included income from the sale of shares in HVB Bank Romania S. A., Bucharest, and shares in Investkredit Bank AG, Vienna, and thus improved by € 192.6 m.

Results from ordinary business activities reached almost two and a half times the figure for the previous year, increasing to € 657.1 m.

As a result of the allocation to the fund for general banking risks and the provision for restructuring costs, the balance of extraordinary items showed a net expense of € 150.8 m.

The annual surplus after taxes increased by € 214.3 m or 80.7 per cent to € 479.9 m.

1.3. Financial and non-financial performance indicators

Financial performance indicators

in per cent	2005	2004
Tier 1 capital ratio	10.8	10.6
Return on equity before taxes	8.3	4.4
Return on equity after taxes	7.9	4.4
Cost/income ratio	66.9	74.6
Risk earnings ratio	23.0	19.9

On the basis of increased profit retention in the reporting year, the **Tier 1 capital ratio** improved although risk-weighted assets in the banking book increased.

With the strong increase in the annual surplus, the return on equity almost doubled, leading to increases in the **return on equity before and after taxes.**

Stringent cost management also helped to improve the **cost/income ratio,** which declined to below 67 per cent.

The higher provisioning charge in the private customer business had an impact on the **risk/earnings ratio.**

Non-financial performance indicators

Number of offices of the bank:

	2005	2004
Branches in Austria	349	360
Outlets at companies	8	8
Head Office	1	1
Total	**358**	**369**

As the process of combining branches continued in the reporting year, the total number of branches declined.

Under the place-of-work principle applied to BA-CA AG and its subsidiaries, staffing levels and staff costs are reported by those companies in which the employees work. On the basis of this principle, **staffing levels** are as follows:

	31 Dec. 2005	Annual average for 2005	31 Dec. 2004
Headcount[1]	7,369	7,906	8,533
of which: workers other than salaried staff	–	128	310
Full-time equivalents[1]	6,874	7,344	7,869
of which: workers other than salaried staff	–	66	159

1) excluding apprentices and employees on unpaid maternity or paternity leave, including workers other than salaried staff and employees delegated under the place-of-work principle

The decline in the number of employees is due to the continuation of the "Marktfolge" project in 2005, pursuant to which further processes were transferred, and employees delegated, to BA-CA Administration Services GmbH. Another reason was actual staff reduction resulting from reorganisation measures implemented in 2005 in the sales sector and support units.

BA-CA AG's Human Resources division carried out numerous development programmes as well as basic and advanced training programmes embedded in a comprehensive **Human Resources development policy.**

The HR policy took account of entrepreneurial strategies, the corporate culture and existing structures. It defines the management and staff qualities that are required, when and to what extent they are required, and it also ensures the overall conditions in which the strength of human resources potential can unfold and become fully effective. This leads to sustained management quality and staff competence.

The individual measures derived from this comprehensive policy include individual advice on education, the design and execution of tailor-made training programmes, seminars and workshops, extensive support for processes as well as team or individual coaching.

Definitions of performance indicators

Tier 1 capital ratio: regulatory Tier 1 capital divided by risk-weighted assets (banking book) pursuant to the Austrian Banking Act (BWG)

Return on equity before taxes: annual surplus before taxes divided by average shareholders' equity

Return on equity after taxes: annual surplus divided by average shareholders' equity

Shareholders' equity: subscribed capital, capital reserves, revenue reserves, reserve pursuant to Section 23 (6) of the Austrian Banking Act (BWG), untaxed reserves

Average shareholders' equity: shareholders' equity as at 1 January of the reporting year plus shareholders' equity as at 31 December of the reporting year divided by 2

Cost/income ratio: general administrative expenses (incl. depreciation) divided by operating income incl. other operating expenses

Risk/earnings ratio: net income/expenses from the valuation and disposal of loans and advances divided by net interest income incl. income from securities and equity interests

1.4. Capital resources and capital requirements

Capital resources of Bank Austria Creditanstalt AG as at 31 December 2005 pursuant to the Austrian Banking Act (BWG)

The bank's capital resources of € 10,263 m are composed of Tier 1 capital (core capital), Tier 2 capital (supplementary elements) and Tier 3 capital; € 286 m in Tier 3 capital and € 62 m in Tier 2 capital cover the risks arising from the trading book.

Tier 1 capital accounts for 60.0 per cent of net capital resources.

The comparative figures show the development of Bank Austria Creditanstalt AG's capital resources:

€ m	31 Dec. 2005	31 Dec. 2004
Share capital	1,069	1,069
Less: shares in a controlling company	–1	–12
Capital reserves	2,154	2,154
Other reserves eligible as Tier 1 capital	2,946	2,827
Fund for general banking risks	61	–
Less: intangible assets	–247	–302
Tier 1 capital	**5,982**	**5,736**
Net revaluation reserve	1,015	777
Net supplementary capital	1,460	1,453
Net subordinated capital	2,401	2,394
Tier 2 capital	**4,876**	**4,624**
Less: carrying value of shares and substitute capital where the equity interest is 10 % or less (excess over free amount)	–	–
Less: carrying value of shares and substitute capital where the equity interest exceeds 10 %	–797	–844
Less: carrying value of equity interests and capital components of insurance companies	–84	–
Net capital resources for banking-book solvency	**9,977**	**9,516**
Tier 2 capital to be reclassified as Tier 3 capital (to the extent required for the trading book and open foreign exchange positions)	**286**	**211**

Capital requirements

The comparative figures show the development of the assessment basis and of capital requirements of Bank Austria Creditanstalt AG:

€ m	31 Dec. 2005	31 Dec. 2004
Assessment basis for the banking book Risk-weighted assets	47,625	47,855
Risk-weighted off-balance sheet transactions/Annex 1 to Section 22 of the Austrian Banking Act	7,673	6,329
Risk-weighted off-balance sheet transactions/Annex 2 to Section 22 of the Austrian Banking Act	20	32
Assessment basis	55,318	54,216
8 % capital requirement for the banking book	**4,425**	**4,337**
Capital requirement for the trading book (plus open foreign exchange positions)	**348**	**388**
Total capital requirement	**4,773**	**4,725**

The capital requirement of BA-CA AG for the trading book (€ 348 m) is covered by € 286 m in Tier 3 capital (reclassified Tier 2 capital) and by € 62 m in Tier 2 capital. Net capital resources composed of Tier 1 capital and Tier 2 capital taken into account for banking-book solvency (€ 9,915 m) exceed the capital requirement for the banking book (€ 4,425 m) by 124.1 per cent. Tier 1 capital amounts to € 5,982 m and would alone suffice to cover the entire capital requirement.

1.5. Proposal for the appropriation of profits for the 2005 financial year

Profits generated for the financial year beginning on 1 January 2005 and ending on 31 December 2005 amounted to € 479.9 m. After the allocation of € 115.7 m to reserves, and after inclusion of € 4.1 m as profit brought forward, the profit available for distribution was € 368.3 m. It is proposed that, subject to approval at the Annual General Meeting, a dividend of € 2.50 per share entitled to a dividend be paid on the share capital of € 1,068,920,749.80. As the number of shares is 147,031,740, the dividend payout is € 367.6 m.

We also propose that the remaining amount of € 0.7 m be carried forward to new account.

2. Report on risk management, risks, third-party guarantees and future developments

2.1. Risk management

Overall risk management

Bank Austria Creditanstalt AG identifies, measures, monitors and manages all risks of the Bank Austria Creditanstalt Group. In performing these tasks, Bank Austria Creditanstalt AG, taking into account the new group structure, works closely with the risk control and risk management units of HVB and it has also worked closely with the responsible units of UniCredit for several months. In this context, Bank Austria Creditanstalt AG supports UniCredit's efforts to establish uniform group-wide *risk controlling procedures.*

The Managing Board determines the risk policy and approves the principles of risk management, the establishment of limits for all relevant risks, and the risk controlling procedures.

In performing these tasks, the Managing Board is supported by committees and independent risk management units. The following risk management activities of Bank Austria Creditanstalt AG are combined within a division: secondary lending decisions in the Group Credit Management unit, the treatment of problem loans in the Special Accounts Management unit, and strategic risk management in the Strategic Risk Management unit. Active credit portfolio management is performed by a department reporting directly to the Support Services unit.

The Strategic Risk Management division is in charge of developing and implementing the methods of risk and income measurement; further improving and refining the control instruments; complying with the relevant minimum requirements of the German banking supervisory authority applicable to trading activities; developing and maintaining general policies; as well as reporting on the Bank Austria Creditanstalt Group's risk profile in an independent and neutral manner.

Cross-divisional control

The Asset/Liability Committee (ALCO) is responsible for the management of balance-sheet structure positions, it controls liquidity risk and deals with cross-divisional risk management issues arising between sales units and overall bank management as well as with the results of the credit portfolio model and operational risk. Control of market risk of the trading books is ensured by the Market Risk Committee (MACO), which meets once a week. MACO deals with short-term business management issues relating to the presentation and discussion of the risk/earnings position of Treasury and with limit adjustments, product approvals and positioning decisions. In addition, the general framework and limits for banking subsidiaries are also defined by MACO. Credit risk is assessed by the credit committee.

The Bank Austria Creditanstalt Group applies the principle of value-based management and control. In line with this principle, for pricing purposes in customer business (micro control), capital employed (comprising both the Tier 1 capital required pursuant to the Austrian Banking Act and economic capital) is expected to yield a specific return. Beyond compliance with the regulatory capital rules pursuant to the Austrian Banking Act, economic capital is intended to reflect the bank's specific risk profile in a comprehensive and more consistent way. With the exception of liquidity risk, economic capital is calculated using uniform value-at-risk methods across all types of risk. A specific factor taken into account in the required risk capital is business risk, which reflects the influence of external factors such as consumer behaviour or the competitive situation on the market value of business divisions or subsidiaries. Unexpected losses over a period of one year are calculated with a confidence level of 99.95 per cent.

The Bank Austria Creditanstalt Group is included in the risk monitoring and risk management system of the entire HVB Group, and now also in UniCredit Group. This ensures overall risk management across the new group. Under UniCredit's leadership, initiatives have already been launched within the new group with a view to standardising the methods and tools used for risk measurement and risk management. Work in this area will continue to be a focus of activities in 2006.

Active Credit Portfolio Management

On 1 January 2005, Bank Austria Creditanstalt set up a department specialising in active credit portfolio management (ACPM). In addition to the unchanged credit risk process, the bank has since then actively managed defined segments of its credit portfolio via the capital market.

Since ACPM was implemented for defined customers in the SMEs Austria segment, credit risk associated with customer business has been attributed to the ACPM department by

means of reference rates derived from market prices at matching maturities. Bank Austria Creditanstalt thereby ensures risk-adjusted pricing and quick manageability of this portfolio segment via the capital market. ACPM aggregates the risk position and optimises the bank's risk provisioning. The purpose of ACPM is to help improve the risk/earnings ratio by more widely diversifying the portfolio through active hedging and reinvestment.

The ACPM Committee, like the Market Risk Committee (MACO), meets once a week to discuss current business management issues relating to the risk/earnings position of ACPM and limit adjustments and positioning decisions.

2.2. Risks

Market risk

Market risk management encompasses all activities in connection with Bank Austria Creditanstalt's treasury operations and management of the balance sheet structure in Vienna and at the Bank Austria Creditanstalt Group's subsidiaries. Risk positions are aggregated at least daily, analysed by the independent risk management unit and compared with the risk limits set by the Managing Board and the committees (including MACO) designated by the Managing Board. At Bank Austria Creditanstalt AG, market risk management includes ongoing reporting on the risk position, limit utilisation, and the daily presentation of results of treasury operations with a view to ensuring an appropriate risk/earnings ratio in this business area.

The Managing Board of Bank Austria Creditanstalt AG sets risk limits for market risk activities of the entire Bank Austria Creditanstalt Group at least once a year. MACO, which holds a meeting every week, makes limit decisions at the operational level and analyses the risk and earnings positions of the bank's Treasury units. ALCO performs analyses and makes decisions with regard to business activities closely connected with customer business (in particular, balance sheet structure, liquidity, operational risk, and risk management issues arising between sales units and overall bank management). The decisions and results of these committees are reported directly to the bank's full Managing Board. Strategic Risk Management, an independent unit separate from the business units up to Managing Board level, is in charge of preparing analyses and monitoring compliance with limits. In 2005, the bank successfully completed the Rulebook project. The objective of this project was to redesign and complement the entire set of rules for treasury operations and market risk. The INM Rulebook is divided into three parts (General Part, Specific Part and Unit Parts) and is binding on all units of the BA-CA Group. The Rulebook was put on a new technological platform with an access control system. Only authorised risk-takers are permitted to enter into risk positions.

Bank Austria Creditanstalt uses uniform risk management procedures throughout the Group. These procedures provide aggregate data and make available the major risk parameters for the various trading operations at least once a day. Besides Value at Risk (VaR; for internal risk measurement on the basis of a one-day holding period and a confidence interval of 99 per cent), other factors of equal importance are stress-oriented volume and position limits. Additional elements of the limit system are loss-warning level limits and options-related limits applied to trading and positioning in non-linear products.

Bank Austria Creditanstalt's risk model ("NoRISK") was developed by the bank and has been used for several years. The model is applied and further refined by the Strategic Risk Management unit. In 2004, the variance-covariance approach of the system was extended to include a simulation approach; in July 2005, the bank adopted the simulation approach also for regulatory capital resources reporting. Ongoing refinement work includes reviewing the model as part of backtesting procedures, integrating new products, implementing requirements specified by the Managing Board and by the Market Risk Committee, and adjusting the system to general market developments. In this context a product introduction process has been established in which the risk management unit plays a decisive role in approving a new product.

Regular and specific stress scenario calculations complement the information provided to MACO/ALCO and the Managing Board. Such stress scenarios are based on assumptions of extreme movements in individual market risk parameters. The bank analyses the effect of these fluctuations and a liquidity disruption in specific products and risk factors on the bank's results and net asset position. These assumptions of extreme movements are dependent on currency, region, liquidity and creditworthiness, and are set by Strategic Risk Management on a discretionary basis. The results of these stress tests are taken into account in establishing limits.

In addition to the risk model results, income data from market risk activities are also determined and communicated on a daily basis. These data are presented over time and compared with current budget figures. Reporting covers the components reflected in net income and the marking to market of all investment positions ("total return"). The results are available to the bank's trading and risk management units via the access-protected Intranet application "ERCONIS", broken down by portfolio, income statement item and currency.

Since 1998 Bank Austria Creditanstalt AG has used its "NoRISK" risk model, which was approved by the supervisory authorities. In contrast to the internal risk management process, the computation of capital requirements takes into account the statutory parameters (confidence interval of 99 per cent, 10-day holding period) and additionally the multiplier determined as part of the

model review is applied. In July 2005, the bank switched from the covariance approach to the simulation approach for its regulatory reports. This means that the internal "NoRISK" system now also covers specific interest rate risk in the reporting of capital resources. Thus the system comprises the categories interest rate risk and equity position risk (both general and specific risk) and exchange rate risk.

Bank Austria Creditanstalt's risk model is subjected to daily backtesting in accordance with regulatory requirements. The model results are compared with changes in value on the basis of actually observed market fluctuations. As the number of backtesting excesses (negative change in value larger than model result) has been within the "green zone" ever since the model was introduced, the multiplier need not be adjusted. In 2005, one backtesting excess was recorded.

Information on existing market risks is contained in the notes to the financial statements.

Liquidity risk

In line with Group-wide standards, the Bank Austria Creditanstalt Group deals with liquidity risk as a central risk in banking business by introducing and monitoring short-term and medium-term liquidity limits. In this context the liquidity situation for the next few days and also for longer periods is analysed against a standard scenario and against scenarios of a general and a bank-specific liquidity crisis. The degree of liquidity of customer positions and proprietary positions is analysed on an ongoing basis. Procedures, responsibilities and reporting lines in this area have been laid down in the liquidity policy, which is also applicable at Bank Austria Creditanstalt's CEE units and includes a contingency plan in the event of a liquidity crisis.

Short-term and long-term liquidity limits of the Group were observed at all times in 2005. The degree to which accumulated liquidity outflows are covered by accumulated inflows within the following month and year is determined on an ongoing basis. It is used as a key figure in managing the Group's liquidity and funding.

As at 30 December 2005, the liquidity ratios (coverage of liquidity outflows) of BA-CA AG were 104 per cent for a 1-month period and 92 per cent for a 1-year period. Thus they exceeded the relevant bank-internal limits, which are 95 per cent for a 1-month period and 90 per cent for a 1-year period.

Current management of the bank's customer business takes account of liquidity costs. The applicable liquidity costs are debited or, on the basis of an opportunity approach, credited to the various products on the assets side and the liabilities side which have an effect on liquidity. In the current controlling process this ensures the proper pricing of business.

Credit risk

A very important factor in the credit approval process is the detailed assessment of risk associated with each loan exposure, and the credit rating of the customer in particular. Every lending decision is based on a thorough analysis of the loan exposure, including an evaluation of all relevant factors. Following the initial loan application, the bank's loan exposures are as a rule reviewed once a year. If the borrower's creditworthiness deteriorates substantially, shorter review intervals are obligatory.

For internal credit assessment in Austria and by BA-CA's banking subsidiaries in CEE, Bank Austria Creditanstalt uses various rating and scoring models for the customer/business segments to be assessed, in line with the various asset classes of the EU proposal for a directive of 18 October 2005 (document 12890/05) to amend Directive 2000/12/EC of the European Parliament and of the Council of 20 March 2000 relating to the taking up and pursuit of the business of credit institutions. There are country-specific or region-specific models (e.g. for corporate customers) and global models (e.g. for banks). The assessment of a loan exposure is based on data from the respective company's financial statements and on qualitative factors.

The various rating and scoring models provide the basis for efficient risk management of the BA-CA Group and are embedded in all decision-making processes relating to risk management. They are also a key factor for capital required to be held against risk assets. Great attention is given to consistency in the presentation for supervisory purposes and the requirements of internal control.

Our master scale includes three rating classes for doubtful and non-performing loans. As part of the rating process, each borrower is assigned a probability of default. With the master scale our internal ratings can be compared with the market and with the major international rating agencies (Standard & Poor's, Moody's, Fitch) while also enhancing comparability of the various partial portfolios.

All internal rating and scoring systems are further developed on an ongoing basis and are subject to regular validation on an annual basis, including a review to verify if the rating/scoring system provides a correct representation of the risks to be measured. All model assumptions are based on multi-year statistical averages for historical defaults and losses.

With risk-adjusted pricing and a stronger focus on risk management, we aim to improve the diversification and the risk/earnings ratio of the portfolio. For real estate customers, the customer-related rating is complemented by a transaction rating.

Since September 2005, Bank Austria Creditanstalt has used a new scoring system for Austrian retail customers. This automated rating tool is used for assessing, monitoring and managing the large number of loan exposures to private customers, small businesses, independent professionals and non-profit organisations.

Retail scoring comprises an application scoring procedure based on effective and recognised mathematical and statistical methods, and a behaviour scoring procedure taking into account such factors as amounts received in the account and customers' payment practices. The scoring system for retail customers provides information that is updated on a monthly basis. This gives the bank an accurate tool for lending decisions and early recognition of risk. Automated data processing helps Bank Austria Creditanstalt to reduce costs required for credit control while accelerating lending decisions. New lending guidelines introduced jointly with the sales units reflect the bank's risk appetite while meeting the specific requirements in retail banking.

The new retail scoring system also represents a methodological standard used in the retail segment throughout the BA-CA Group.

Real estate risk

Risks associated with large-volume real estate business developed even more favourably than in previous years. After a steady reduction from € 46 m in 2001 (with a risk/earnings ratio of 59 per cent) to about € 21 m in 2004 (with a risk/-earnings ratio of about 20 per cent), the provisioning charge for 2005 was € 11.6 m (with a risk/earnings ratio of about 10 per cent). For the next few years (2006-2008) we are confident that the provisioning charge will remain below € 20 m.

Risks arising from the bank's shareholdings and equity interests

In dealing with this type of risk, Bank Austria Creditanstalt takes into account market price fluctuations in its equity holdings in listed and unlisted companies.

The portfolio includes various strategic investments and real estate companies; real estate holding companies are taken into account in real estate risk.

Not included are equity interests in operating subsidiaries of the Group because risks associated with such companies are determined and recorded under the various other risk types.

Generally, Value at Risk is determined on the basis of market values and volatilities of the relevant equity interests. For shares in unlisted companies the bank uses book values and volatilities of relevant stock exchange indices and takes account of residual variances.

Legal risks

Provisions have been made for pending legal risks in line with the estimated probability of costs arising from litigation.

No provisions have been made for the following pending legal proceedings due to the low probability of losses occurring. An outflow of funds cannot, however, be excluded in these cases, either:

- actions brought by individual employees (current and former) for additional payments into the pension funds
- action brought by the German Bundesanstalt für vereinigungsbedingte Sonderaufgaben (BVS) in Switzerland for repayment of credit balances held, and disposed of, by the Communist Party of Austria (KPÖ) at the former banking subsidiary in Zurich
- preliminary penal investigation due to alleged tax evasion and illegal corporate activities by former indirect subsidiaries of Bank Austria Creditanstalt AG in Russia.

Operational risk

In 2005, activities in the area of operational risk management continued to concentrate on the Group-wide "Basel II" project of Bank Austria Creditanstalt. For the sub-projects "loss data collection", "risk self-assessments", "early warning indicators", and "modelling", Bank Austria Creditanstalt aims to implement the standardised approach, with the possibility of switching to an advanced measurement approach (AMA), at any rate for Bank Austria Creditanstalt AG. The reasons for this cautious approach are continued uncertainties over the general framework for AMA modelling approaches and over the final implementation requirements in quantitative and qualitative respects.

Operational risk is defined as the risk of unexpected losses due to human error, flawed management processes, natural and other catastrophes, technological failures and external events. For example, in the future, IT system failures, damage to property, processing errors or fraud will be subject to more accurate and consolidated risk measurement and management, on which the calculation of risk capital will be based.

Efforts focused on further expanding and improving the Intranet application ("inFORM" system – Intranet Framework for Operational Risk Management) developed within Bank Austria Creditanstalt and used across the Group. Apart from the modules for loss data collection, reporting and risk self-assessment, work in 2005 concentrated on risk indicators. The objective of extending "inFORM" is to expand it into a central risk management solution for operational risk in Austria and CEE. The basic idea is to develop the Intranet solution into a central communication platform used for obtaining division-specific loss data and risk self-assessments as well as providing consist-

ent information to the various divisions and the Managing Board. This will meet the requirement of involving all decision-makers and divisions in the risk management process in an efficient way.

Loss data are collected, and processes are optimised, in close coordination and cooperation with other units including Internal Audit, the Compliance Office, the Legal Department, the insurance sector as well as payments processing and settlement units. Also to be considered is the fact that Bank Austria Creditanstalt AG has always taken numerous measures in the various divisions to manage and reduce operational risk. Examples are data security measures, measures to ensure the confidentiality and integrity of stored data, access authorisation systems, the two-signatures principle, and a large number of monitoring and control processes as well as staff training programmes.

Various approaches are now available for operational risk modelling. These are mainly based on stochastic modelling, resampling and causal modelling approaches. The informative value and reliability of these models have been checked against internal and external loss data. Bank Austria Creditanstalt has also decided to use external loss scenarios in order to properly model even extreme events of distribution. To be mentioned in this connection is the use of external data from FitchRisk and Bank Austria Creditanstalt's participation in the ORX loss data consortium.

In addition to quantitative approaches, and in view of currently still existing quantification and modelling problems, qualitative instruments are of major importance in operational risk management. This fact has been taken into account through Bank Austria Creditanstalt's participation in the KRI Framework Study of the Risk Management Association (RMA), which deals with the identification of risk points of operational risk and the determination of risk indicators for risk points identified as critical. In this connection the risk self-assessments introduced across the Bank Austria Creditanstalt Group were extended to include RMA-specific risk mapping for Bank Austria Creditanstalt AG and major CEE units.

In the same way as for other types of risk, in addition to central risk management, Bank Austria Creditanstalt – like HVB –has built up a decentralised risk management network of contacts within divisions and at subsidiaries (OpRisk Managers). While the main task of the central risk management unit is to define the methods used and to perform risk measurement and analysis, risk managers working on a decentralised basis are responsible for taking measures to reduce, prevent, or take out insurance against, risks.

Decision of the Austrian Supreme Court on BA-CA AG's new internal service regulations

The Austrian Supreme Court partly granted the petitions for a declaratory judgment, stating that BA-CA AG's switch in membership from the Austrian Assocation of Savings Banks to the Austrian Association of Banks and Bankers involves a change in the applicable collective agreement. However, the salaries paid to employees under the previously applicable collective agreement are not be reduced (OGH 23 November 2005, 9 ObA 127/04y and 9 ObA 128/04; the full text of both decisions is available (in the German language) on the website of the Austrian Supreme Court at www.ogh.gv.at.

2.3. Third-party guarantees

Under Section 92 (9) of the Austrian Banking Act, Privatstiftung zur Verwaltung von Anteilsrechten **(AV-Z Stiftung)** serves as deficiency guarantor for all liabilities of BA-CA AG in the event of the company's insolvency.

After the change in the legal form of Anteilsverwaltung-Zentralsparkasse into a private foundation in 2001, the **Municipality of Vienna** serves as deficiency guarantor for all outstanding liabilities, and obligations to pay future benefits, of Bank Austria Creditanstalt AG (then Bank Austria Aktiengesellschaft) which were entered into prior to and including 31 December 2001. It is unlikely that the guarantee will be enforced, and this is confirmed by the savings bank auditors in their audit report to be prepared annually under Austrian law.

HVB undertakes to ensure, within the scope of its ownership interest and except for political risk, that Bank Austria Creditanstalt AG can meet its contractual obligations. All companies in respect of which Bank Austria Creditanstalt AG undertakes to ensure, within the scope of its ownership interest and except for political risk, that they can meet their contractual obligations are listed in the notes to the financial statements.

2.4. Outlook for 2006

Global economic environment and financial markets

We assume that the global economy will continue to grow in 2006 despite higher oil prices, though at a lower rate. While **China** (+ 9.5 per cent) and the Asian emerging markets (+ 6.5 per cent) are still achieving strong growth, interest rate increases in the **US** over the past one and a half years will have their intended effect: the real estate boom which supports consumption is coming to an end, and US economic growth will slow to 3 %. Interest rate increases are therefore expected to end soon. Early indicators for the **euro area** suggest higher growth in the early months of the year, supported by exports and industrial activity; ample liquidity will also benefit real

investments. Yet structural problems still largely prevent these favourable factors from feeding through to incomes and consumption. Nevertheless, economic growth will be strong enough to permit some tightening of the expansionary monetary policy in the euro area.

This economic profile suggests some convergence of interest rates in the US and in the euro area. Expectations of low inflation and, above all, high long-term investment requirements will keep long-term yields low and the yield curve in the bond market flat. The euro will probably benefit from global investors' diversification efforts. For this reason we believe that the US dollar is facing higher risk: fundamental factors which were kept under control in 2005 will at least result in stronger volatility in 2006.

Economic prospects in our core markets

The **Austrian** business sector has started the year with somewhat greater confidence. Strong impetus comes from export demand. After a subdued trend in private consumption in 2005 (+1.3 per cent), growth in this sector will accelerate to about 2 per cent, supported by lower inflation (1.6 per cent after 2.1 per cent). On the basis of high levels of industrial activity at the end of 2005 and in early 2006, investments should again increase more strongly after having stagnated in 2005. Against the background of slightly slower growth of the global economy and uncertainty over future developments in key markets such as Germany and Italy, however, the Austrian economy will slacken somewhat in the course of the year.

In 2006 **loans** will grow at about the same rate as in 2005, with personal loans again increasing more strongly than business loans. Monetary capital formation (excluding exchange rate movements) will proceed more slowly than the particularly strong growth seen in 2005 (which was driven by pension planning schemes).

The **trend in margins** will remain a source of concern as the yield curve will be slightly higher yet flatter: on account of continued excess liquidity and strong competition among the differently structured sectors of the Austrian banking industry, the squeeze on margins is not expected to ease in the near future. Although the economy is improving, the rise in the number of businesses newly established in the past years will again lead to an increase in **insolvency-related loan losses** from the low level seen in 2005. Austria currently has the highest insolvency ratio in Europe, with 288 insolvencies per 10,000 businesses, even if the volume of insolvency liabilities is low.

The upward economic trend in **CEE countries** is fully intact and is even improving in terms of quality: growth in the region will reach 5 per cent. Foreign trade and industry will continue to provide strong impetus, with the growing integration of the economies strengthening the growth momentum. Private consumption and investments will join foreign trade, which was the main engine of growth in several countries in the previous year, in driving the economy and will thus help to make the upswing sustainable.

After fast progress in convergence in 2005, interest rate trends and exchange rate movements in CEE will be determined by stronger economic growth, budgetary uncertainty and elections in some countries. Although inflation rates and a sustained strong inflow of funds from abroad point to a stable environment, the trend towards currency appreciation and interest rate reductions will hardly continue in the rest of the year. Foreign direct investment – about € 30 bn into the CEE countries in which we operate – will be targeted mainly at Romania and Bulgaria in view of these countries' forthcoming accession to the European Union.

Outlook for Bank Austria Creditanstalt's performance in 2006

In view of the growth profile described above, we will pursue our chosen course of "targeted growth and productivity enhancement" in a resolute manner:

Economic growth in **CEE** is becoming more broadly-based. The catching-up process in the banking industry is gaining in scope, especially as it spreads to South-East Europe and industrial integration of CEE countries makes further progress. Banking business is being modernised and banks penetrate the market with higher value-added products. We will actively participate in this development with our ongoing projects, which focus on expanding and industrialising retail customer business and using cross-regional potential for corporate business. In the current year we will complete the integration of banks we acquired in 2005 and we will also start the major process of integrating the CEE network of the new UniCredit Group. Our objective is to further enhance efficiency and achieve growth.

Although the **Austrian** economy is slightly improving, banks are still faced with weak volume growth and a persistent squeeze on margins. In this environment, we can only improve profitability by pursuing our sales initiative in private customer business and by enhancing back-office efficiency. In 2006, a focus will be on the restructuring of business with Austrian small and medium-sized companies, for which we made substantial provisions in the 2005 financial statements. In the SMEs segment, we will raise productivity with a new business model focusing on standard products and process automation in day-to-day activities. Our objective for the SMEs Austria segment is to generate at least the cost of capital from 2007 onwards. In line with our objective, we will reduce the capital requirement for SME business also by placing exposures in the secondary market.

On the basis of **medium-term planning** figures for the current group of consolidated companies, we expect continued growth of business volume in 2006. In line with our value-based management approach, CEE and Private Customers Austria will remain the growth drivers and the main segments to which we will allocate additional capital. We expect that, as in the past years, operating revenues after the provisioning charge will increase at a significantly higher rate than costs, and that the cost/income ratio will therefore continue to decline. For 2006 we assume that, not least on account of the refined risk measurement methodology and the measures already taken in 2005 in respect of flat-rate specific provisions, the net charge for losses on loans and advances in the Austrian private customer business segment will be significantly lower. Calculated from the level seen before the one-off adjustments in the fourth quarter of 2005, the net charge for losses on loans and advances in the three Austrian customer business segments will improve in 2006. Net income before taxes should therefore continue to develop in line with past years.

As announced in UniCredit's offer documents for the takeover, it is envisaged that Bank Austria Creditanstalt acts as holding company for the CEE network of UniCredit Group. Details of the geographic perimeter have not yet been defined. However, BA-CA will take over numerous UniCredit subsidiaries and integrate them with its own local banking subsidiaries. The Group would thus become the undisputed market leader in this large region. Total assets and profits of the combined CEE network would be twice as large as that of the nearest competitor.

3. Events after the balance sheet date

Changes in interest rates on savings deposits

In January 2006, following legal proceedings conducted as a test case, a competitor was served with a decision of the Austrian Supreme Court (3 Ob 238/05d of 21 December 2005) regarding changes in interest rates on savings deposits. As the decision of the Austrian Supreme Court was issued only recently and the circumstances are very complex, it is not possible at present to make a fair and reasonable estimate of any amounts of interest that may have to be refunded.

For this reason Bank Austria Creditanstalt AG was unable to make a provision in the financial statements for possible claims.

Changes in the Managing Board and the Supervisory Board

With effect from the end of the Extraordinary Meeting of Shareholders held on 25 January 2006, Michael Mendel and Michael Kemmer resigned from the Supervisory Board. With effect from the same date, Alessandro Profumo, Carlo Salvatori and Sergio Ermotti were elected as new members of the Supervisory Board. At the extraordinary meeting of the Supervisory Board held on 25 January 2006, Carlo Salvatori was elected Chairman of the Supervisory Board. Alberto Crippa resigned from the Supervisory Board after the Extraordinary Meeting of Shareholders with effect from 25 January 2006. As Wolfgang Lang resigned from the Supervisory Board, Heribert Kruschik was delegated to the Supervisory Board in accordance with a decision by the Employees' Council with effect from 1 January 2006. At the extraordinary meeting of the Supervisory Board held on 25 January 2006, Robert Zadrazil was appointed to the Managing Board.

Vienna, 27 February 2006

Erich Hampel
(Chairman)

Willibald Cernko   Stefan Ermisch   Wilhelm Hemetsberger

Regina Prehofer   Johann Strobl   Robert Zadrazil

Report of the Supervisory Board

Introduction

In 2005, the Supervisory Board of Bank Austria Creditanstalt AG performed all its duties as defined by the law and the bye-laws with due regard to the Austrian Code of Corporate Governance, and held five meetings. In addition, in four cases, resolutions were passed by written circular votes. The credit committee of the Supervisory Board held five meetings during the reporting period, and additionally passed resolutions by written circular votes in five cases. The committee for the audit, and the preparation of the adoption, of the financial statements, the proposal for the appropriation of profits and the management report, held one meeting.

Focus of activity

The Managing Board regularly informed the Supervisory Board of the progress and status of the company on a timely basis and in a comprehensive manner. In this context, special mention should be made of information regarding the new internal service regulations, the legal framework under Croatian cartel law in connection with HVB Splitska banka, and the regulatory situation in Poland in connection with Bank BPH. The Supervisory Board took note of the statement made by the Managing Board pursuant to Section 14 of the Austrian Takeover Act on UniCredit's takeover bid, and discussed in detail topics related to the entry into UniCredit Group. In its work the Supervisory Board also took into account the bank's results and the main issues dealt with by the Supervisory Board committees. Transactions requiring approval by the Supervisory Board, in particular transactions concerning equity interests, were evaluated in detail before resolutions were passed. Resolutions adopted on the basis of the Supervisory Board's own approval authority included changes in the internal rules of the Supervisory Board, of the credit committee and of the Managing Board, including the distribution of responsibilities. The credit committee took decisions on loan exposures requiring its approval and discussed portfolio and risk reports. The credit committee also dealt with large exposures pursuant to Section 27 of the Austrian Banking Act, including resolutions concerning credit lines, with the structure of the loan portfolio and with risk policy principles.

Board members

In the reporting period, Gerhard Randa and Stefan Jentzsch resigned from the Supervisory Board with effect from 19 May 2005 and 6 December 2005, respectively. At the Annual General Meeting held on 19 May 2005, Michael Kemmer was elected as a new member of the Supervisory Board. At the constituent meeting of the Supervisory Board held on 19 May 2005 immediately after the Annual General Meeting, Michael Mendel was elected Chairman of the Supervisory Board and as a new member of the strategy committee and of the committee for the audit of the financial statements and for the preparation of their adoption, in both cases as chairman. At the same meeting, Michael Kemmer was elected chairman of the credit committee, replacing Michael Mendel who continued to be a member of the committee. With effect from 20 April 2005, Emmerich Perl was delegated to the Supervisory Board by the Employees' Council, replacing Heribert Kruschik. The Deputy Chairman of the Managing Board, Wolfgang Haller, resigned from the Managing Board with effect from 5 September 2005. Erich Hampel, Chief Executive Officer, temporarily assumed his functions.

After the end of the reporting period, Michael Mendel and Michael Kemmer resigned from the Supervisory Board with effect from the end of the Extraordinary Meeting of Shareholders on 25 January 2006. With effect from the same date, Alessandro Profumo, Carlo Salvatori and Sergio Ermotti were elected as new members of the Supervisory Board. At the extraordinary meeting of the Supervisory Board on 25 January 2006, Carlo Salvatori was elected Chairman of the Supervisory Board. Carlo Salvatori, Franz Rauch and Wolfgang Sprissler were elected as new members of the credit committee, and Carlo Salvatori was elected chairman of the credit committee. Alessandro Profumo and Carlo Salvatori were elected as new members of the strategy committee, and Carlo Salvatori was elected as chairman of the strategy committee. Carlo Salvatori was elected as a new member and as chairman of the audit committee. Alberto Crippa resigned from the Supervisory Board after the Extraordinary Meeting of Shareholders with effect from 25 January 2006. As Wolfgang Lang resigned from the Supervisory Board, Heribert Kruschik was again delegated to the Supervisory Board in accordance with a decision by the Employees' Council with effect from 1 January 2006. At the extraordinary meeting of the Supervisory Board held on 25 January 2006, Robert Zadrazil was appointed to the Managing Board.

Financial statements for 2005

The accounting records, the financial statements for 2005 and the management report were audited by the Auditing Board of the Savings Bank Auditing Association, by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft and by Österreichische Wirtschaftsberatung GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft. As the audit did not give rise to any objections and the legal requirements were fully complied with, the auditors' report was expressed without qualification.

The Supervisory Board has endorsed the findings of the audit, agrees with the financial statements and the management report, including the proposal for the appropriation of profits, presented by the Managing Board, and approves the 2005 financial statements, which are thereby adopted pursuant to Section 125 (2) of the Austrian Joint Stock Companies Act.

The Supervisory Board thanks the Managing Board and all employees for their strong personal commitment and their performance in the 2005 financial year.

Vienna, 16 March 2006

The Supervisory Board

Carlo SALVATORI
Chairman of the Supervisory Board

Financial Statements of Bank Austria Creditanstalt AG for 2005
Balance Sheet at 31 December 2005

Assets

	31 Dec. 2005 in € 1,000	31 Dec. 2004 in € 1,000	Change in € 1,000	in %
1. Cash in hand and balances with central banks	**1,333,835**	**1,025,091**	**308,744**	**30.1**
2. Treasury bills and other bills eligible for refinancing at central banks	**2,549,834**	**2,634,087**	**–84,253**	**–3.2**
a) treasury bills and similar securities	2,549,834	2,634,087	–84,253	–3.2
b) other bills eligible for refinancing at central banks	–	–	–	–
3. Loans and advances to credit institutions	**28,796,090**	**25,471,906**	**3,324,184**	**13.1**
a) repayable on demand	2,915,351	2,217,576	697,775	31.5
b) other loans and advances	25,880,739	23,254,330	2,626,409	11.3
4. Loans and advances to customers	**62,766,738**	**60,431,250**	**2,335,488**	**3.9**
5. Bonds and other fixed-income securities	**13,428,257**	**12,055,091**	**1,373,166**	**11.4**
a) issued by public borrowers	1,389,529	1,378,032	11,497	0.8
b) issued by other borrowers	12,038,728	10,677,059	1,361,669	12.8
of which: own bonds	*544,235*	*506,586*	*37,649*	*7.4*
6. Shares and other variable-yield securities	**4,686,796**	**3,482,948**	**1,203,848**	**34.6**
7. Equity interests	**326,481**	**336,665**	**–10,184**	**–3.0**
of which: in credit institutions	*248,634*	*270,517*	*–21,883*	*–8.1*
8. Shares in group companies	**5,689,618**	**5,002,123**	**687,495**	**13.7**
of which: in credit institutions	*3,955,544*	*3,480,426*	*475,118*	*13.7*
9. Intangible fixed assets	**246,409**	**302,103**	**–55,694**	**–18.4**
10. Tangible fixed assets	**339,871**	**371,301**	**–31,430**	**–8.5**
of which: land and buildings used by the credit institution for its own business operations	*193,639*	*199,103*	*–5,464*	*–2.7*
11. Own shares and shares in a controlling company	**1,325**	**11,549**	**–10,224**	**–88.5**
Number of BA-CA shares	13,484	163,164	–149,680	–91.7
Number of UniCredito S.p.A. shares	139	–	139	
Number of HVB shares	2,236	41,802	–39,566	–94.7
12. Other assets	**2,172,141**	**1,469,308**	**702,833**	**47.8**
13. Prepaid expenses	**346,448**	**442,872**	**–96,424**	**–21.8**
	122,683,843	113,036,294	9,647,549	8.5

Liabilities and Shareholders' Equity

	31 Dec. 2005 in € 1,000	31 Dec. 2004 in € 1,000	Change in € 1,000	in %
1. Amounts owed to credit institutions	**46,532,565**	**40,338,692**	**6,193,873**	**15.4**
a) repayable on demand	7,658,023	3,888,841	3,769,182	96.9
b) with agreed maturity dates or periods of notice	38,874,542	36,449,851	2,424,691	6.7
2. Amounts owed to customers	**41,002,292**	**40,178,102**	**824,190**	**2.1**
a) savings deposits	16,614,382	16,843,268	−228,886	−1.4
aa) repayable on demand	*3,551,359*	*2,966,120*	*585,239*	*19.7*
bb) with agreed maturity dates or periods of notice	*13,063,023*	*13,877,148*	*−814,125*	*−5.9*
b) other liabilities	24,387,910	23,334,834	1,053,076	4.5
aa) repayable on demand	*14,297,915*	*13,792,996*	*504,919*	*3.7*
bb) with agreed maturity dates or periods of notice	*10,089,995*	*9,541,838*	*548,157*	*5.7*
3. Debts evidenced by certificates	**18,514,748**	**15,831,845**	**2,682,903**	**16.9**
a) bonds issued	17,506,566	14,653,572	2,852,994	19.5
b) other debts evidenced by certificates	1,008,182	1,178,273	−170,091	−14.4
4. Other liabilities	**1,509,033**	**2,141,991**	**−632,958**	**−29.5**
5. Deferred income	**16,426**	**9,695**	**6,731**	**69.4**
6. Provisions	**3,426,689**	**3,281,439**	**145,250**	**4.4**
a) provisions for severance payments	249,742	269,403	−19,661	−7.3
b) pension provisions	2,374,281	2,379,092	−4,811	−0.2
c) provisions for taxes	39,423	19,738	19,685	99.7
d) other	763,243	613,206	150,037	24.5
6A. Special fund for general banking risks	**60,877**	**–**	**60,877**	
7. Subordinated liabilities	**3,576,053**	**3,484,837**	**91,216**	**2.6**
8. Supplementary capital	**1,507,749**	**1,491,825**	**15,924**	**1.1**
9. Subscribed capital	**1,068,921**	**1,068,921**	**–**	**–**
10. Capital reserves	**2,153,670**	**2,153,670**	**–**	**–**
a) subject to legal restrictions	732,910	732,910	–	–
b) other	1,420,760	1,420,760	–	–
11. Revenue reserves	**787,177**	**609,368**	**177,809**	**29.2**
a) for own shares and shares in a controlling company	1,325	11,549	−10,224	−88.5
b) statutory reserve	14,535	14,535	–	–
c) reserves provided for by the bye-laws	–	–	–	–
d) other reserves	771,317	583,284	188,033	32.2
12. Reserve pursuant to Section 23 (6) of the Austrian Banking Act (BWG)	**2,072,064**	**2,069,797**	**2,267**	**0.1**
13. Accumulated profit	**368,324**	**224,516**	**143,808**	**64.1**
14. Untaxed reserves	**87,255**	**151,596**	**−64,341**	**−42.4**
a) valuation reserve resulting from special depreciation	87,255	148,439	−61,184	−41.2
b) other untaxed reserves	–	3,157	−3,157	−100.0
aa) investment reserve pursuant to Section 9 of the Austrian Income Tax Act (EStG) 1988	–	–	–	–
bb) investment allowance pursuant to Section 10 of the Austrian Income Tax Act (EStG) 1988	–	–	–	–
cc) rent reserve pursuant to Section 11 of the Austrian Income Tax Act (EStG) 1988	–	–	–	–
dd) reserve transferred pursuant to Section 12 (7) of the Austrian Income Tax Act (EStG) 1988	–	*3,157*	*−3,157*	*−100.0*
	122,683,843	**113,036,294**	**9,647,549**	**8.5**

Items shown below the Balance Sheet

Assets

	31 Dec. 2005 in € 1,000	31 Dec. 2004 in € 1,000	Change in € 1,000	in %
1. **Foreign assets**	54,611,475	49,073,202	5,538,273	11.3

Liabilities and Shareholders' Equity

	31 Dec. 2005 in € 1,000	31 Dec. 2004 in € 1,000	Change in € 1,000	in %
1. **Contingent liabilities**	**13,067,702**	**10,070,056**	**2,997,646**	**29.8**
of which:				
a) acceptances and endorsements	–	–	–	–
b) guarantees and assets pledged as collateral security	*13,067,702*	*10,070,056*	*2,997,646*	*29.8*
2. **Commitments**	**4,332,191**	**4,742,732**	**–410,541**	**–8.7**
of which: commitments arising from repurchase agreements	*449,391*	*787,207*	*–337,816*	*–42.9*
3. **Liabilities arising from transactions on a trust basis**	–	–	–	–
4. **Total net capital resources pursuant to Section 23 in conjunction with Section 29 of the Austrian Banking Act (BWG)**	**10,263,194**	**9,726,563**	**536,631**	**5.5**
of which: capital resources pursuant to Section 23 (14) 7 of the Austrian Banking Act (BWG)	286,162	210,574	75,588	35.9
5. **Capital resources required pursuant to Section 22 (1) of the Austrian Banking Act (BWG)**	**4,773,407**	**4,725,361**	**48,046**	**1.0**
of which: capital resources required pursuant to Section 22 (1) 1 and 4 of the Austrian Banking Act (BWG)	4.425,468	4,337,251	88,217	2.0
6. **Foreign liabilities**	**45,454,441**	**39,861,019**	**5,593,423**	**14.0**

Profit and Loss Account for the year ended 31 December 2005

	2005 in € 1,000	2004 in € 1,000	Change in € 1,000	Change in %
1. Interest and similar income	**3,247,975**	**3,132,319**	**115,656**	**3.7**
of which: from fixed-income securities	*386,542*	*372,784*	*13,758*	*3.7*
2. Interest and similar expenses	**–2,065,780**	**–1,851,245**	**214,535**	**11.6**
I. NET INTEREST INCOME	**1,182,195**	**1,281,074**	**–98,879**	**–7.7**
3. Income from securities and equity interests	**526,311**	**294,311**	**232,000**	**78.8**
a) income from shares, other ownership interests and variable-yield securities	72,443	69,905	2,538	3.6
b) income from equity interests	15,846	11,623	4,223	36.3
c) income from shares in group companies	438,022	212,783	225,239	>100.0
Net fee and commission income (sub-total of items 4 and 5)	**736,334**	**645,401**	**90,933**	**14.1**
4. Fee and commission income	**900,435**	**815,956**	**84,479**	**10.4**
5. Fee and commission expenses	**–164,101**	**–170,555**	**–6,454**	**–3.8**
6. Net profit on trading activities	**153,572**	**117,484**	**36,088**	**30.7**
7. Other operating income	**27,924**	**14,808**	**13,116**	**88.6**
II. OPERATING INCOME	**2,626,336**	**2,353,078**	**273,258**	**11.6**
8. General administrative expenses	**–1,573,603**	**–1,553,852**	**19,751**	**1.3**
a) staff costs	–912,301	–1,007,340	–95,039	–9.4
wages and salaries	*–504,790*	*–556,636*	*–51,846*	*–9.3*
expenses for statutory social-security contributions and compulsory contributions related to wages and salaries	*–105,274*	*–124,379*	*–19,105*	*–15.4*
other employee benefits	*–14,104*	*–13,957*	*147*	*1.1*
expenses for retirement benefits	*–171,561*	*–166,408*	*5,153*	*3.1*
allocation to the pension provision	*–83,109*	*–114,253*	*–31,144*	*–27.3*
expenses for severance payments and payments to severance-payment funds	*–33,463*	*–31,707*	*1,756*	*5.5*
b) other administrative expenses	–661,302	–546,512	114,790	21.0
9. Depreciation and amortisation of asset items 9 and 10	**–133,587**	**–143,019**	**–9,432**	**–6.6**
10. Other operating expenses	**–73,577**	**–78,614**	**–5,037**	**–6.4**
III. OPERATING EXPENSES	**–1,780,767**	**–1,775,485**	**5,282**	**0.3**
IV. OPERATING RESULTS	**845,569**	**577,593**	**267,976**	**46.4**

		2005 in € 1,000	2004 in € 1,000	Change in € 1,000	in %
11./12.	Net income/expenses from the disposal and valuation of loans and advances, securities as well as contingent liabilities and commitments	−374,570	−303,431	71,139	23.4
13./14.	Net income/expenses from the disposal and valuation of securities valued as financial fixed assets, and of shares in group companies and equity interests	186,068	−6,515	192,583	>100.0
V.	RESULTS FROM ORDINARY BUSINESS ACTIVITIES	657,067	267,647	389,420	>100.0
15.	Extraordinary income	–	–	–	–
16.	Extraordinary expenses	−150,767	–	−150,767	
17.	Extraordinary results (sub-total of items 15 and 16)	−150,767	–	−150,767	
18.	Taxes on income	−26,216	−3,930	22,286	>100.0
19.	Other taxes not included under item 18	−204	1,900	−2,104	>−100.0
VI.	ANNUAL SURPLUS	479,880	265,617	214,263	80.7
20.	Movements in reserves	−115,660	−42,678	72,982	>100.0
VII.	PROFIT FOR THE YEAR	364,220	222,939	141,281	63.4
21.	Profit brought forward from previous year	4,104	1,577	2,527	>100.0
VIII.	ACCUMULATED PROFIT	368,324	224,516	143,808	64.1

Notes to the Financial Statements of Bank Austria Creditanstalt AG

1. General information

The financial statements of Bank Austria Creditanstalt AG for the 2005 financial year were prepared pursuant to the provisions of the Austrian Commercial Code (Handelsgesetzbuch – HGB) as amended and in compliance with the rules of the Austrian Banking Act (Bankwesengesetz – BWG) and the Austrian Joint Stock Companies Act (Aktiengesetz – AktG) that are applicable to credit institutions. The formats of the balance sheet and of the profit and loss account comply with Annex 2 to Section 43 of the Austrian Banking Act.

Bank Austria Creditanstalt AG prepares its consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs).

Bank Austria Creditanstalt AG is a subsidiary of Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Kardinal-Faulhaber-Str. 1, 80333 Munich, Germany, and is thus included in that company's consolidated financial statements. It is also included in the consolidated financial statements of UniCredito Italiano S. p. A.

The consolidated financial statements prepared by the group's parent company are published at the following address: UniCredit S. p. A., Registered office: Via Dante, 1, 16121 Genova, Italy.

2. Accounting and valuation methods

2.1. General rule

The financial statements were prepared on the basis of Austrian generally accepted accounting principles and in compliance with the general requirement of giving a true and fair view of the company's assets and liabilities, its financial position and results. Assets and liabilities were valued in accordance with the principle of individual valuation on a going concern basis. The principle of prudence was observed with due regard to the special characteristics of banking business.

2.2. Accounting and valuation methods

2.2.1. Foreign currency translation

The euro denominations were translated as at 1 January 2002 at the rates fixed on 31 December 1998. Assets and liabilities denominated in all other foreign currencies were stated in the balance sheet at the European Central Bank's reference rates as at 31 December 2005. Expenses and income in foreign currencies were translated at the ECB's end-of-month reference rates.

2.2.2. Loans and advances

Provisions were made for identifiable lending risks. To the extent that it was possible to combine individual risk assets into groups, provisions were determined on a portfolio basis.

No use was made of the optional valuation rules pursuant to Section 57 (1) of the Austrian Banking Act.

2.2.3. Securities

Securities intended to be held as long-term investments were valued at cost. Use was made of the optional rule contained in Section 56 (2) and (3) of the Austrian Banking Act (spreading premiums/discounts in the profit and loss account over the period to maturity). The relevant amounts of premiums and discounts are indicated in point 4 of the notes to the balance sheet (4.6. Differences between cost and repayable amount of bonds and other fixed-income securities).

Securities held in the trading book were marked to market. Other securities held as current assets were valued at cost or market, whichever was lower. Details are given in point 4 of the notes to the balance sheet (4.7. Differences between cost and market value of securities admitted to trading on an exchange which are not held as financial fixed assets).

2.2.4. Equity interests and shares in group companies

Equity interests and shares in group companies were stated at cost. In the case of permanent diminutions in value, write-downs were made in respect of listed and unlisted companies.

2.2.5. Intangible assets

Intangible assets were valued at cost less amortisation. The rate of amortisation applied to computer software was between 16.67 % and 25 %, and for goodwill between 11 % and 20 %.

2.2.6. Tangible fixed assets

Land, buildings and office furniture and equipment were stated at cost less depreciation. The rate of depreciation applied to buildings was between 2 % and 5 %, and for furniture and equipment between 10 % and 25 %.

2.2.7. Low-value assets

Low-value assets were fully depreciated in the year of acquisition.

2.2.8. Derivatives

Derivatives in the banking book were recognised at amortised cost. Derivatives assigned to the trading book were marked to market. To the extent that derivatives were interest rate hedging transactions, related income was included in net interest income.

2.2.9. Liabilities

Liabilities were stated in the balance sheet at the repayable amount. Premiums and discounts in connection with own issues are spread over the period to maturity.

2.2.10. Provisions

Provisions were recognised in the amount required pursuant to an assessment based on reasonable commercial principles.

Provisions for severance payments and pensions

Provisions for pension obligations and severance-payment obligations are recognised pursuant to the expert opinions KFS – RL 2 and 3, using the projected unit credit method in accordance with IAS 19. Pursuant to the corridor method, that part of the actuarial gains and losses which relates to the respective provisions and exceeds the corridor is spread over the average remaining period of service of the employees concerned and recognised as an expense.

Under a commitment to provide defined benefits, Bank Austria Creditanstalt AG continues to recognise a pension provision for the entitlements of employees who retired before the pension reform as at 31 December 1999 became effective, and – as a special feature of Bank Austria Creditanstalt AG's staff regulations – for the future benefits, equivalent to those under mandatory insurance, earned by active employees and pensioners for whom Bank Austria Creditanstalt AG has assumed the obligations of the mandatory pension insurance scheme pursuant to Section 5 of the Austrian General Social Insurance Act (ASVG). Disability risk, less reimbursement from the pension funds, is covered by the provision.

The present value of pension obligations and severance-payment obligations is determined with due regard to internal service regulations, on the basis of the following actuarial assumptions:

- discount rate/Austria: 4.25 % p.a. (2004: 5.25 % p.a.)
- increases under collective bargaining agreements: 2.25 % p.a. (2004: 1.75 %); assumption of increases for employees and pensioners
- career trends including regular salary increases under the current collective bargaining agreement for employees of Austrian banks and the effects of the transitional rules under the 2005 reform of Bank Austria Creditanstalt's service regulations. The rate applied in calculating non-regular salary increases was 0.25 % p.a. (2004: 0.25 % p.a.); assumption of increases for employees
- no discount for staff turnover was taken into account
- retirement age:
  as a basis for calculation in respect of employees enjoying "permanent tenure" status, the age of 60 for men and 55 for women, with a transition to the retirement age of 60 in ten semi-annual steps for women who were born in or after 1964, has been taken into account. For employees insured pursuant to the provisions of the Austrian ASVG, the new retirement age of 65 for men and women has been taken into account in accordance with the new rules (2003 pension reform including transitional rules)
- 1999-P statistical tables of Aktuarverein Österreich (most recent life-expectancy tables for salaried staff).

No provisions are made for defined-contribution plans. Payments agreed to be made to a pension fund for defined-contribution plans are recognised as an expense.

3. Changes in accounting and valuation methods, reclassifications

No changes in accounting and valuation methods were made compared with the previous year.

4. Notes to the balance sheet

4.1. Breakdown by maturity

Breakdown by maturity

€ m	31 Dec. 2005	31 Dec. 2004
Loans and advances to credit institutions		
up to three months	14,167.66	12,166.18
over three months and up to one year	6,036.20	5,040.87
over one year and up to five years	3,927.74	1,975.34
over five years	1,749.14	4,071.94
Loans and advances to customers		
up to three months	8,791.52	8,463.11
over three months and up to one year	1,886.32	1,948.75
over one year and up to five years	11,458.46	11,329.18
over five years	36,341.18	34,424.66
Amounts owed to credit institutions		
up to three months	22,297.73	20,296.14
over three months and up to one year	2,171.68	1,877.89
over one year and up to five years	4,407.12	3,544.01
over five years	9,998.02	10,731.81
Amounts owed to customers		
a) Savings deposits*)		
up to three months	641.15	853.25
over three months and up to one year	2,509.77	3,183.21
over one year and up to five years	4,312.10	3,937.42
over five years	5,600.00	5,903.27
b) Other amounts owed to customers		
up to three months	5,835.32	5,818.29
over three months and up to one year	1,572.46	1,527.57
over one year and up to five years	1,091.43	1,128.16
over five years	1,590.79	1,067.81
Other debts evidenced by certificates		
up to three months	834.22	957.79
over three months and up to one year	173.96	220.48
over one year and up to five years	–	–
over five years	–	–

*) For savings deposits, the expected deposit period was used as the remaining period pursuant to Section 25 of the Austrian Banking Act. Recognised statistical methods were used for the calculation.

4.2. Assets and liabilities denominated in foreign currencies

At the balance sheet date, foreign currency assets amounted to € 29,091.24 m or 23.7 % of total assets (31 December 2004: € 25,683.81 m or 22.7 % of total assets). Foreign currency liabilities amounted to € 23,280.29 m or 18.98 % of the balance sheet total (31 December 2004: € 24,625.17 m or 21.8 % of the balance sheet total).

4.3. Loans and advances to, and amounts owed to, group companies and companies in which an equity interest is held

€ m	Group companies 31 Dec. 2005	Group companies 31 Dec. 2004	Companies in which an equity interest is held 31 Dec. 2005	Companies in which an equity interest is held 31 Dec. 2004
Loans and advances				
Loans and advances to credit institutions	10,235.36	8,178.58	768.83	878.39
Loans and advances to customers	4,619.43	5,431.59	394.02	378.66
Bonds and other fixed-income securities	1,138.61	765.59	92.47	–
Amounts owed				
Amounts owed to credit institutions	9,272.24	8,363.58	11,028.02	11,179.60
Amounts owed to customers	586.33	247.80	163.14	154.00

4.4. Group companies and companies in which an equity interest is held

Those companies in which Bank Austria Creditanstalt AG holds at least 20 % of the share capital are listed in the notes to the financial statements (enclosure 1) pursuant to Section 238 (2) of the Austrian Commercial Code.

Most of the business relations with group companies were customary banking relationships.
Equity capital substitutes were used for some financings.
At the balance sheet date, Bank Austria Creditanstalt AG maintained single entity agreements for tax purposes with the following companies:

- Asset Management GmbH
- BA-CA Administration Services GmbH
- BA-CA Betriebsobjekte AG
- BA-CA Immobilien Entwicklungs- und Verwertungs GmbH
- BA-CA Private Equity GmbH
- Bank Austria Creditanstalt Finanzservice GmbH
- Bank Austria Creditanstalt Real Invest GmbH
- Bank Austria Creditanstalt Wohnbaubank AG
- Bank Austria Trade Service GmbH
- BANK*PRIVAT* AG
- CA IB Corporate Finance Beratungs GmbH
- CA IB International Markets AG Wien (previously BA-CA Handelsbank)
- CABET Holding AG
- CAPITAL INVEST die Kapitalanlagegesellschaft der Bank Austria/Creditanstalt Gruppe GmbH
- DOMUS Facility Management GmbH
- GANYMED Immobilienvermietungsgesellschaft m.b.H.
- HYPERION Immobilienvermietungsgesellschaft m.b.H.
- Industrie-Immobilien-Verwaltung GmbH
- Lassallestraße Bau-, Planungs-, und Errichtungs GmbH
- Manfred Handbüchler GmbH
- RE St. Marx Holding GmbH
- Rudolf Piber GmbH
- VISA-SERVICE Kreditkarten Aktiengesellschaft
- WAVE Solutions Information Technology GmbH
- ZETA Fünf Handels GmbH

4.5. Securities

Of Bank Austria Creditanstalt AG's total holdings of securities as at 31 December 2005, financial fixed assets accounted for € 8,373.21 m (31 December 2004: € 8,015.14 m) and current assets including the trading portfolio accounted for € 12,291.67 m (31 December 2004: € 10,166.58 m).

4.5.1. The following breakdown shows securities admitted to trading on an exchange:

€ m	Listed 31 Dec. 2005	Listed 31 Dec. 2004	Not listed 31 Dec. 2005	Not listed 31 Dec. 2004
Bonds and other fixed-income securities	9,475.56	8,388.52	3,952.70	3,666.58
Shares and other variable-yield securities	514.41	403.01	4,172.38	3,076.99
Equity interests	101.04	120.87	–	–
Shares in group companies	1,294.26	1,294.26	–	–
TOTAL	**11,385.27**	**10,206.66**	**8,125.08**	**6,743.57**

4.5.2. The following table shows securities admitted to trading on an exchange, broken down into fixed (long-term) and current assets:

€ m	Fixed assets 31 Dec. 2005	Fixed assets 31 Dec. 2004	Current assets 31 Dec. 2005	Current assets 31 Dec. 2004
Bonds and other fixed-income securities	4,157.67	3,792.20	9,270.59	8,262.89
Shares and other variable-yield securities	1,731.71	1,670.65	2,955.08	1,809.36
TOTAL	**5,889.38**	**5,462.85**	**12,225.67**	**10,072.25**

The classification pursuant to Section 64 (1) 11 of the Austrian Banking Act is based on resolutions adopted by the Managing Board.

4.5.3. Financial instruments carried as financial fixed assets for which the carrying amounts are higher than their fair values (Section 237a (1) 2 of the Austrian Commercial Code) are as follows:

€ m	Book value 31 Dec. 2005	Unrecognised losses 31 Dec. 2005	Book value 31 Dec. 2004	Unrecognised losses 31 Dec. 2004
Treasury bills and similar securities	30.95	–0.24	20.26	–4.69
Bonds and other fixed-income securities	1,005.96	–7.60	399.02	–5.12
Shares and other variable-yield securities	6.78	–	0.37	–0.02
Equity interests	25.34	–2.03	30.99	–3.87
Shares in group companies	–	–	–	–

All of the unrecognised losses arising on bonds and shares resulted from market price fluctuations. There was no indication of a sustained deterioration in the issuers' creditworthiness.

4.6. Differences between cost and repayable amount of bonds and other fixed-income securities

In the case of bonds and other fixed-income securities which are held as financial fixed assets and for which cost exceeds the amount repayable, the difference is amortised over the period to maturity pursuant to Section 56 (2) of the Austrian Banking Act. At year-end, the difference to be amortised over the remaining maturity amounted to € 72.08 m (31 December 2004: € 100.03 m).

In the case of bonds and other fixed-income securities which are held as financial fixed assets and for which cost is lower than the amount repayable, a write-up is made for the difference over the period to maturity pursuant to Section 56 (3) of the Austrian Banking Act. Until the balance sheet date, write-ups made in respect of such differences amounted to € 23.31 m (31 December 2004: € 12.02 m).

4.7. Differences between cost and market value of securities admitted to trading on an exchange which are not held as financial fixed assets

As at 31 December 2005, the market value of securities held in the trading portfolio and marked to market was € 128.35 m (31 December 2004: € 122.07 m) higher than cost.

At the balance sheet date, the market value of listed securities held to comply with liquidity requirements was € 72.21 m (31 December 2004: € 176.51 m) higher than the carrying amount.

4.8. Bonds becoming due in the subsequent year

Assets held in the form of bonds and other fixed-income securities in the amount of € 1,744.93 m (31 December 2004: € 2,327.51 m) will become due in 2006. Of the bonds issued, securities in the amount of € 4,050.49 m (31 December 2004: € 2,602.68 m) will become due in 2006.

4.9. Securities held in the trading book

In the 2005 financial year, Bank Austria Creditanstalt AG maintained a trading book within the meaning of Section 22b of the Austrian Banking Act. The volume of the trading book amounted to € 933.85 bn (31 December 2004: € 1,193.96 bn).

Of this total, securities carried in the balance sheet accounted for € 10.47 bn (31 December 2004: € 8.12 bn), money market instruments placed and taken were € 55.57 bn (31 December 2004: € 43.55 bn), and other financial instruments accounted for € 867.82 bn (31 December 2004: € 1,142.29 bn). The inclusion of financial derivatives complies with the reporting guideline applicable to the Monthly Report for supervisory purposes, under which interest rate swaps and currency swaps as well as forward foreign exchange transactions are to be reported as assets or liabilities.

4.10. Own shares

As part of our securities business with customers, and as market maker, we purchased 15,152,997 Bank Austria Creditanstalt AG ordinary shares at an average price of € 81.07 and sold 15,302,677 shares at an average price of € 81.21.

As at 31 December 2005, Bank Austria Creditanstalt AG held 13,484 shares in Bank Austria Creditanstalt AG.

4.11. Shares in a controlling company

As part of our securities business with customers, and as market maker, we purchased 12,529,599 HypoVereinsbank ordinary bearer shares at an average price of € 19.40 and sold 12,569,165 shares at an average price of € 19.42.

At the balance sheet date, we held 2,236 HypoVereinsbank shares (31 December 2004: 41,802 shares) and 139 shares in UniCredito Italiano S.p.A. (31 December 2004: 0 shares).

4.12. Repurchased own subordinated bonds and supplementary capital

At the balance sheet date, Bank Austria Creditanstalt AG's own portfolio included subordinated bonds issued by the bank itself with a total carrying amount of € 11.80 m as well as supplementary capital with a total carrying amount of € 16.35 m.

4.13. Trust transactions

The balance sheet items "Loans and advances to customers", "Amounts owed to credit institutions" and "Amounts owed to customers" included trust transactions totalling € 519.13 m (31 December 2004: € 554.17 m) in respect of which there is no right of separation in the event of insolvency.

4.14. Assets sold under repurchase agreements

As at 31 December 2005, the book value of assets transferred under repurchase agreements was € 4,240.31 m (31 December 2004: € 4,300.40 m).

The relevant assets continue to be recognised as assets, the consideration received is included in liabilities.

4.15. Subordinated assets

€ m	31 Dec. 2005	31 Dec. 2004
Loans and advances to credit institutions	1,018.57	991.30
of which: equity interests	*1.82*	*1.82*
of which: group companies	*1,014.60*	*957.46*
Loans and advances to customers	402.80	354.75
of which: equity interests	–	–
of which: group companies	*254.65*	*249.96*
Bonds and other fixed-income securities	955.08	1,061.86
of which: equity interests	–	–
of which: group companies	*11.52*	*9.86*

4.16. Tangible and intangible fixed assets

The item "Intangible fixed assets" includes software in the amount of € 32.03 m (2004: € 29.88 m) which was acquired from a group company. At the balance sheet date, the land value of property was € 67.64 m (31 December 2004: € 67.84 m).

4.17. Movements in fixed assets

Equity interests include those silent holdings which are recognised in the item "Loans and advances to customers". Securities include the items "Treasury bills and other bills eligible for refinancing at central banks", "Bonds and other fixed-income securities", and "Shares and other variable-yield securities".

Cost

€ 1,000	31 Dec. 2004	Additions	Disposals	Transfers	31 Dec.2005
Securities	8,062,380.91	1,980,099.05	1,605,751.38	0.00	8,436,728.58
Equity interests	396,688.49	19,538.58	22,523.83	0.00	393,703.24
Shares in group companies	5,634,966.90	772,483.08	80,165.17	0.00	6,327,284.81
Intangible fixed assets	710,447.85	35,842.33	79,667.80	0.00	666,622.38
Tangible fixed assets					
a) Land and buildings	309,087.10	3,662.19	14,881.39	4,783.71	302,651.61
b) Other tangible fixed assets	460,351.36 *)	16,018.33	18,461.83	−4,783.71	453,124.15
TOTALS	**15,573,922.61**	**2,827,643.56**	**1,821,451.40**	**0.00**	**16.580.114.77**

*) incl. € 11.15 thsd related to the takeover of Bank Austria Creditanstalt Handelsbank AG

Carrying value

€ 1,000	Write-ups	Accumulated write-downs/ depreciation	Book value 31 Dec. 2005	Book value 31 Dec. 2004	Write-downs/ depreciation in 2005
Securities	−48,389.82 1)	11,199.90	8,377,138.86	8,015,137.09	5,264.90
Equity interests	0.00	67,222.43	326,480.81	336,664.77	7,356.03
Shares in group companies	0.00	637,666.96	5,689,617.85	5,002,122.70	12,029.61
Intangible fixed assets	0.00	420,213.28	246,409.10	302,103.43	91,536.66
Tangible fixed assets					
a) Land and buildings	0.00	95,527.27	207,124.34	214,429.48	4,642.71
b) Other tangible fixed assets	0.00	320,377.41	132,746.74	156,873.76 2)	37,407.66
TOTALS	**−48,389.82**	**1,552,207.25**	**14,979,517.70**	**14,027,331.23**	**158,237.57**

1) amortisation of premium/discount on amount repayable
2) incl. € 2.18 thsd related to the takeover of Bank Austria Creditanstalt Handelsbank AG

4.18. Leasing activities

In 2005, Bank Austria Creditanstalt AG was not active as lessor in the leasing business.

The volume of funding for the BA-CA Leasing Group was € 4,030.96 m.

4.19. Total expenses for the use of tangible fixed assets not carried as assets

Obligations arising from the use of tangible fixed assets not carried as assets in the balance sheet (under leasing and rent agreements) which will become due in the subsequent period and in the subsequent five years are indicated in the table below:

Obligations under leasing and rent agreements

€ m	31 Dec. 2005	31 Dec. 2004
for the subsequent business year	83.00	90.25
for the subsequent five business years	423.49	448.57

4.20. Other assets

4.20.1. Other assets

Other assets include accrued income, in the form of interest and fees and commissions, in the amount of € 62.13 m (31 December 2004: € 69.31 m).

Also included in this item are positive or negative fair values, both reflected and not reflected in income, in the amount of € 1,584.18 m (31 December 2004: € 1,036.56 m) from derivative products.

4.20.2. Deferred expenses

Deferred expenses refer primarily to:

- the conversion of the company pension scheme financing system in 1999 to a defined-contribution pension fund in the amount of € 47.91 m (31 December 2004: € 59.89 m), spread over ten years and recognised as an expense on this basis;
- the conversion of the valuation of pension provisions in 2004 pursuant to the expert opinions KFS – RL 2 and 3 in accordance with IAS 19 in the amount of € 218.66 m (31 December 2004: € 291.55 m), spread over five years and recognised as an expense on this basis; and
- the conversion of the valuation of provisions for severance payments in 2004 pursuant to the expert opinions KFS – RL 2 and 3 in accordance with IAS 19 in the amount of € 8.72 m (31 December 2004: € 11.62 m), spread over five years and recognised as an expense on this basis.

The above-mentioned deferred expenses totalled € 275.29 m (31 December 2004: € 363.06 m).

4.21. Other liabilities

Other liabilities include accrued expenses in the amount of € 23.54 m (31 December 2004: € 30.07 m).

Also included in this item are positive or negative fair values, both reflected and not reflected in income, in the amount of € 1,049.60 m (31 December 2004: € 1,682.74 m) from derivative products.

4.22. Provisions

4.22.1. Provisions for pensions and severance payments

In line with interest rate movements, the discount rate applied was reduced by 100 basis points compared with the previous year (31 December 2004: 5.25 %). The valuation of the provisions using the new parameters results in a deficit of € 969.14 m compared with the amount of provisions stated in the balance sheet. After deduction of the 10 per cent corridor amounting to € 349.73 m, the remaining amount of € 619.41 m is spread over seven years and recognised as an expense from 2006 on.

In the financial year, pension provisions decreased by € 4.81 m. The most significant changes resulted from the transfer of claims to future benefits of part-time employees holding "tenured positions" in the amount of € 28.58 m, which were transferred to the pension fund. The allocation in 2005 amounted to € 38.51 m (2004: € 47.42 m). As at 31 December 2005, pension provisions were stated in the balance sheet at € 2,374.28 m (31 December 2004: € 2,379.09 m).

In 2005, the amount of € 19.82 m was released from the provisions for severance payments (2004: allocation of € 22.29 m). As at 31 December 2005, provisions for severance payments were stated in the balance sheet at € 249.74 m (31 December 2004: € 269.40 m).

4.22.2. Other provisions

Other provisions totalled € 763.24 m (31 December 2004: € 613.21 m), including provisions of € 295.80 m (31 December 2004: € 284.92 m) for pending losses arising from lending and securities business, for risks related to equity interests, for litigation risks and for guarantee obligations. Provisions for staff and non-staff expenses amounted to € 467.44 m (31 December 2004: € 328.29 m), including provisions for anniversary payments, restructuring costs, bonuses for the company's own employees, and legal costs and experts' fees.

4.23. Subordinated liabilities assumed

Subordinated liabilities assumed during the year did not exceed 10 % of the total amount of existing subordinated liabilities.

4.24. Fund for general banking risks

€ 60.9 m was allocated to the fund for general banking risks.

4.25. Shareholders' equity

4.25.1. Subscribed share capital

As at 31 December 2005, the share capital of Bank Austria Creditanstalt AG was € 1,068,920,750.00, unchanged compared with the previous year. The share capital stated in the balance sheet is divided into 10,100 no-par value registered voting shares and 147,021,640 no-par value bearer voting shares, with each no-par value share representing the same part of the share capital.

4.25.2. Capital reserves

As at 31 December 2005, capital reserves were also shown unchanged, at € 2,153.67 m.

4.25.3. Revenue reserves

The reserve for own shares and shares in a controlling company amounted to € 1.32 m (31 December 2004: € 11.55 m). The legal reserve was shown unchanged at € 14.53 m. As at 31 December 2005 the other reserves were stated at € 771.32 m (31 December 2004: € 583.28 m).

4.25.4. Untaxed reserves

The valuation reserve resulting from special depreciation was reduced by € 61.18 m to € 87.26 m.

Among the other untaxed reserves, the reserve transferred pursuant to Section 12 of the Austrian Income Tax Act (EStG) and stated at € 3.16 m as at 31 December 2004 was released.

Movements in untaxed reserves as at 31 Dec. 2005

€	31 Dec. 2004	Transfers	Allocations	Releases	31 Dec. 2005
1. Valuation reserve resulting from special depreciation					
Reserve pursuant to Section 12 of the Austrian Income Tax Act (EStG)					
Securities	64,374,265.14	0.00	0.00	−57,677,017.38	6,697,247.76
Equity interests	13,324,055.51	0.00	0.00	−3,137,538.97	10,186,516.54
Shares in group companies	69,938,522.13	0.00	0.00	−327,027.75	69,611,494.38
Land and buildings	107,090.69	0.00	0.00	0.00	107,090.69
Other tangible fixed assets	76,208.80	0.00	0.00	0.00	76,208.80
	147,820,142.27	**0.00**	**0.00**	**−61,141,584.10**	**86,678,558.17**
Valuation reserve pursuant to Sections 8 and 122 of the Austrian Income Tax Act (EStG)					
Land and buildings	576,886.00	0.00	0.00	0.00	576,886.00
Other tangible fixed assets	41,636.00	0.00	0.00	−41,635.00	1.00
	618,522.00	**0.00**	**0.00**	**−41,635.00**	**576,887.00**
Total 1	**148,438,664.27**	**0.00**	**0.00**	**−61,183,219.10**	**87,255,445.17**
2. Other untaxed reserves					
Reserve transferred pursuant to Section 12 of the Austrian Income Tax Act (EStG)	3,157,000.00	0.00	0.00	−3,157,000.00	0.00
Total 2	**3,157,000.00**	**0.00**	**0.00**	**−3,157,000.00**	**0.00**
GRAND TOTAL	**151,595,664.27**	**0.00**	**0.00**	**−64,340,219.10**	**87,255,445.17**

4.26. Subordinated capital

4.26.1 Subordinated liabilities

The item included 42 bonds and 4 time deposits, most of which have maturities exceeding ten years. These bonds and time deposits are denominated in USD, CHF, JPY, GBP, ESC and EUR. The total amount of subordinated capital stated in the balance sheet at 31 December 2005 was € 3,576.05 m (31 December 2004: € 3,484.84 m) including accrued interest payable and interest allocated to zero-coupon bonds.

The concept of subordination is defined in Section 51 (9) of the Austrian Banking Act.

4.26.2 Supplementary capital

The amount of supplementary capital is shown in liability item 8 of the balance sheet. The terms and conditions comply with Section 23 (7) of the Austrian Banking Act. As at 31 December 2005, supplementary capital amounted to € 1,507.75 m (31 December 2004: € 1,491.82 m).

4.27. Cross-holdings

There are no cross-holdings within the meaning of Section 240 9 of the Austrian Commercial Code (HGB).

4.28. Assets pledged as security

Assets pledged as security pursuant to Section 64 (1) 8 of the Austrian Banking Act

€ m	31 Dec. 2005	31 Dec. 2004
Cover fund for deposits held in trust for wards and included in liabilities item 2a)	87.65	87.86
Cover fund for mortgage bonds and public sector mortgage bonds included in liabilities item 3a)	2,787.05	2,790.28
for own bonds and medium-term notes included in liabilities item 3a)	114.39	117.06
Total	**2,989.09**	**2,995.20**
Security provided in favour of Oesterreichische Kontrollbank AG for the settlement of securities transactions	63.46	11.48
Margin requirement at ÖTOB and with various brokers	704.97	756.89
Claims assigned in favour of Oesterreichische Kontrollbank AG, security deposit with Oesterreichische Nationalbank	7,757.48	8,434.29
Claims assigned in favour of the European Investment Bank, securities pledged	1,072.90	809.42
Security provided for CPL obligation (term 29 Dec. 2005 – 26 June 2006)	1,500.00	–
Security provided in favour of clearing systems (CEDEL, EUROCLEAR, XETRA)	1,834.13	687.83
Security provided in favour of foreign banks for securities lending transactions, and collateral agreements	6.97	27.12
Off-balance sheet transactions	5,858.94	1,253.67
Assets pledged in favour of foreign credit institutions and financial institutions which are group companies	1,044.82	772.64
Total	**19,843.67**	**12,753.34**
AGGREGATE TOTAL	**22,832.76**	**15,748.54**

The balance sheet item "Savings deposits" includes deposits held in trust for wards in the amount of € 81.90 m (31 December 2004: € 84.23 m).

4.29. Derivatives business

Derivatives are classified as interest rate contracts, foreign exchange contracts, securities-related contracts, credit derivatives and commodity derivatives, according to the underlying financial instrument.

The breakdown of transactions by remaining period to maturity and the classification of instruments as interest rate, foreign exchange and securities-related contracts follow international recommendations. In all categories of transactions, a distinction is made between over-the-counter (OTC) and exchange-traded contracts.

Most of the OTC business volume relates to interbank trading. Customer-driven trading activities are also increasing. Bank Austria Creditanstalt AG is a business partner in plain-vanilla and structured transactions for international and local banks as well as for institutional and corporate customers.

OTC trading accounted for the bulk of the Bank Austria Creditanstalt Group's business volume in derivatives, with a focus on interest rate contracts. Activity in exchange-traded contracts concentrates on interest rate and securities-related contracts, comprising futures, forwards and options.

For portfolio management and risk management purposes, contracts are valued at fair values using recognised and tested models. Market values show the contract values as at the balance sheet date, positive market values indicate the potential default risk arising from the relevant activity.

For the purposes of credit risk management, derivatives are taken into account with their respective positive market value and an add-on depending on the product, currency and maturity. Add-ons applied in internal credit risk management take into account the potential future exposure, based on the historical volatility, relative to the remaining period to maturity of the transactions. Given the underlying confidence interval of 95.0 %, these add-ons are in most cases clearly above the relevant levels pursuant to the Austrian Banking Act.

Line utilisation for derivatives business is available online in WSS ("Wallstreet"), the central treasury system, on a largely Group-wide basis. For smaller units not connected to the central system, separate lines are allocated and monitored. Group-wide compliance with lines approved in the credit process is thus ensured at any time.

Bank Austria Creditanstalt additionally limits the credit risk arising from its derivatives business through strict use of master agreements, the definition and ongoing monitoring of documentation standards by legal experts, and through collateral agreements and break clauses. In combination with the very high average credit rating of our business partners in derivatives business, management takes proper account of default risk.

As in the previous year, the total volume of derivative transactions declined, from € 798 bn to € 617 bn. The decline was mainly seen in single-currency swaps and FRAs, reflecting the change in our strategy away from active market making in derivatives.

Total volume of outstanding financial derivative transactions of Bank Austria Creditanstalt AG
Transactions with external counterparties as at 31 December 2005

€ m	Notional amounts by remaining maturity < 1 year	1–5 years	> 5 years	Total	Market value (positive)	(negative)
TOTAL	**343,373**	**176,295**	**97,495**	**617,162**	**8,934**	**–8,201**
of which: OTC products	*299,599*	*175,572*	*97,462*	*572,633*	*8,912*	*–8,113*
of which: exchange-traded products	*43,768*	*723*	*0*	*44,491*	*18*	*–88*
A. Interest rate contracts	**277,990**	**158,037**	**85,576**	**521,602**	**7,253**	**–6,406**
OTC products:	**234,360**	**157,316**	**85,576**	**477,252**	**7,249**	**–6,397**
FRAs	15,651	2,666	0	18,317	10	–13
Forward interest rate transactions	0	0	0	0	1	–1
Single-currency swaps	211,374	139,155	80,861	431,390	7,099	–6,240
Interest rate options bought	2,917	8,143	1,257	12,316	130	–
Interest rate options sold	3,768	6,997	3,026	13,790	–	–141
Other interest rate contracts	651	356	432	1,438	9	–2
Exchange-traded products:	**43,630**	**721**	**0**	**44,350**	**4**	**–10**
Interest rate futures	4,197	85	0	4,282	1	–1
Options on interest rate futures	39,433	636	0	40,069	2	–8
B. Foreign exchange contracts	**63,547**	**14,082**	**11,043**	**88,672**	**1,492**	**–1,590**
OTC products:	**63,547**	**14,082**	**11,043**	**88,672**	**1,492**	**–1,590**
Forward foreign exchange transactions	37,821	442	0	38,263	680	–651
Cross-currency swaps	5,977	11,564	11,043	28,584	499	–792
Currency options bought	10,246	1,026	0	11,273	313	–
Currency options sold	9,503	1,050	0	10,553	–	–147
Other foreign exchange contracts	0	0	0	0	0	0
Exchange-traded products:	**0**	**0**	**0**	**0**	**0**	**0**
Currency futures	0	0	0	0	0	0
Options on currency futures	0	0	0	0	0	0
C. Securities-related transactions	**413**	**1,216**	**515**	**2,145**	**167**	**–188**
OTC products:	**275**	**1,214**	**515**	**2,005**	**153**	**–110**
Securities swaps	0	0	0	0	0	0
Equity options bought	226	422	170	818	153	–
Equity options sold	49	792	345	1,187	–	–110
Other securities-related contracts	0	0	0	0	0	0
Exchange-traded products:	**138**	**2**	**0**	**140**	**14**	**–78**
Equity and equity index futures	74	0	0	74	12	–77
Equity and equity index options	64	2	0	66	2	–1
D. Credit derivatives	**1,417**	**2,960**	**328**	**4,705**	**18**	**–15**
OTC products:	**1,417**	**2,960**	**328**	**4,705**	**18**	**–15**
Credit default swaps	1,417	2,902	269	4,589	16	–15
Total return swaps	0	0	0	0	0	0
Other credit derivatives	0	58	58	116	2	0
E. Other transactions	**5**	**0**	**33**	**38**	**5**	**0**
OTC products:	**5**	**0**	**33**	**38**	**5**	**0**
Precious metal transactions	0	0	0	0	0	0
Other (commodity derivatives, weather derivatives, etc.)	5	0	33	38	5	0

	Notional amounts		Market value (positive)		Market value (negative)	
	Banking book	Trading book	Banking book	Trading book	Banking book	Trading book
TOTAL	**121,040**	**496,122**	**1,938**	**6,996**	**−1,912**	**−6,288**
of which: OTC products	*121,040*	*451,593*	*1,938*	*6,973*	*−1,912*	*−6,200*
of which: exchange-traded products	*0*	*44,491*	*0*	*18*	*0*	*−88*
A. Interest rate contracts	**101,696**	**419,907**	**1,634**	**5,618**	**−1,428**	**−4,978**
OTC products:	**101,696**	**375,557**	**1,634**	**5,614**	**−1,428**	**−4,969**
FRAs	1,157	17,159	0	10	0	−13
Forward interest rate transactions	0	0	0	1	0	−1
Single-currency swaps	99,818	331,572	1,633	5,466	−1,393	−4,847
Interest rate options bought	68	12,249	1	129	–	–
Interest rate options sold	652	13,138	–	–	−35	−106
Other interest rate contracts	0	1,438	0	9	0	−2
Exchange-traded products:	**0**	**44,350**	**0**	**4**	**0**	**−10**
Interest rate futures	0	4,282	0	1	0	−1
Options on interest rate futures	0	40,069	0	2	0	−8
B. Foreign exchange contracts	**18,384**	**70,288**	**281**	**1,211**	**−480**	**−1,110**
OTC products:	**18,384**	**70,288**	**281**	**1,211**	**−480**	**−1,110**
Forward foreign exchange transactions	1,947	36,316	16	664	−2	−649
Cross-currency swaps	16,436	12,147	265	234	−478	−314
Currency options bought	0	11,273	0	313	–	–
Currency options sold	0	10,553	–	–	0	−147
Other foreign exchange contracts	0	0	0	0	0	0
Exchange-traded products:	**0**	**0**	**0**	**0**	**0**	**0**
Currency futures	0	0	0	0	0	0
Options on currency futures	0	0	0	0	0	0
C. Securities-related transactions	**72**	**2,073**	**19**	**148**	**−2**	**−186**
OTC products:	**72**	**1,933**	**19**	**134**	**−2**	**−108**
Securities swaps	0	0	0	0	0	0
Equity options bought	63	755	19	134	–	–
Equity options sold	9	1,178	–	–	−2	−108
Other securities-related contracts	0	0	0	0	0	0
Exchange-traded products:	**0**	**140**	**0**	**14**	**0**	**−78**
Equity and equity index futures	0	74	0	12	0	−77
Equity and equity index options	0	66	0	2	0	−1
D. Credit derivatives	**889**	**3,816**	**4**	**14**	**−2**	**−13**
OTC products:	**889**	**3,816**	**4**	**14**	**−2**	**−13**
Credit default swaps	889	3,700	4	12	−2	−13
Total return swaps	0	0	0	0	0	0
Other credit derivatives	0	116	0	2	0	0
E. Other transactions	**0**	**38**	**0**	**5**	**0**	**0**
OTC products:	**0**	**38**	**0**	**5**	**0**	**0**
Precious metal transactions	0	0	0	0	0	0
Other (commodity derivatives, weather derivatives, etc.)	0	38	0	5	0	0

Total volume of outstanding financial derivative transactions of Bank Austria Creditanstalt AG
Transactions with external counterparties as at 31 December 2004

€ m	Notional amounts by remaining maturity < 1 year	1–5 years	> 5 years	Total	Market value (positive)	(negative)
TOTAL	**519,782**	**186,919**	**91,583**	**798,285**	**9,810**	**10,261**
of which: OTC products	*473,077*	*186,655*	*91,583*	*751,315*	*9,796*	*10,114*
of which: exchange-traded products	*46,705*	*264*	*0*	*46,969*	*14*	*147*
A. Interest rate contracts	**446,644**	**174,086**	**83,139**	**703,869**	**7,788**	**7,238**
OTC products:	**400,067**	**173,822**	**83,139**	**657,029**	**7,783**	**7,195**
FRAs	73,783	11,851	0	85,635	34	34
Forward interest rate transactions	0	0	0	0	0	0
Single-currency swaps	318,541	146,416	80,179	545,136	7,488	6,955
Interest rate options bought	3,470	7,212	1,145	11,828	237	–
Interest rate options sold	3,192	5,701	1,255	10,148	–	194
Other interest rate contracts	1,081	2,641	559	4,282	23	12
Exchange-traded products:	**46,577**	**263**	**0**	**46,840**	**5**	**43**
Interest rate futures	3,560	263	0	3,824	2	40
Options on interest rate futures	43,017	0	0	43,017	3	3
B. Foreign exchange contracts	**72,955**	**12,386**	**8,314**	**93,654**	**2,000**	**2,910**
OTC products:	**72,955**	**12,386**	**8,314**	**93,654**	**2,000**	**2,910**
Forward foreign exchange transactions	39,323	164	1	39,488	1,027	1,033
Cross-currency swaps	6,101	12,192	8,313	26,606	733	1,618
Currency options bought	13,795	14	0	13,810	241	–
Currency options sold	13,736	15	0	13,751	–	259
Other foreign exchange contracts	0	0	0	0	0	0
Exchange-traded products:	**0**	**0**	**0**	**0**	**0**	**0**
Currency futures	0	0	0	0	0	0
Options on currency futures	0	0	0	0	0	0
C. Securities-related transactions	**183**	**448**	**130**	**761**	**22**	**113**
OTC products:	**55**	**447**	**130**	**632**	**13**	**9**
Securities swaps	0	0	0	0	0	0
Equity options bought	48	88	0	137	13	–
Equity options sold	7	359	130	495	–	9
Other securities-related contracts	0	0	0	0	0	0
Exchange-traded products:	**128**	**1**	**0**	**129**	**9**	**104**
Equity and equity index futures	82	1	0	82	5	80
Equity and equity index options	47	0	0	47	4	24

	Notional amounts		Market value (positive)		Market value (negative)	
	Banking book	Trading book	Banking book	Trading book	Banking book	Trading book
TOTAL	**104,089**	**694,196**	**1,953**	**7,857**	**2,711**	**7,550**
of which: OTC products	*104,089*	*647,226*	*1,953*	*7,843*	*2,711*	*7,403*
of which: exchange-traded products	*0*	*46,969*	*0*	*14*	*0*	*147*
A. Interest rate contracts	**89,228**	**614,641**	**1,734**	**6,054**	**1,540**	**5,697**
OTC products:	**89,228**	**567,800**	**1,734**	**6,049**	**1,540**	**5,654**
FRAs	33	85,602	0	34	0	34
Forward interest rate transactions	0	0	0	0	0	0
Single-currency swaps	88,674	456,462	1,722	5,767	1,528	5,427
Interest rate options bought	154	11,673	12	225	–	–
Interest rate options sold	367	9,781	–	–	12	182
Other interest rate contracts	0	4,282	0	23	1	11
Exchange-traded products:	**0**	**46,840**	**0**	**5**	**0**	**43**
Interest rate futures	0	3,824	0	2	0	40
Options on interest rate futures	0	43,017	0	3	0	3
B. Foreign exchange contracts	**14,861**	**78,794**	**219**	**1,782**	**1,171**	**1,739**
OTC products:	**14,861**	**78,794**	**219**	**1,782**	**1,171**	**1,739**
Forward foreign exchange transactions	0	39,488	0	1,027	0	1,033
Cross-currency swaps	14,861	11,746	219	514	1,171	447
Currency options bought	0	13,810	0	241	–	–
Currency options sold	0	13,751	–	–	0	259
Other foreign exchange contracts	0	0	0	0	0	0
Exchange-traded products:	**0**	**0**	**0**	**0**	**0**	**0**
Currency futures	0	0	0	0	0	0
Options on currency futures	0	0	0	0	0	0
C. Securities-related transactions	**0**	**761**	**0**	**22**	**0**	**113**
OTC products:	**0**	**632**	**0**	**13**	**0**	**9**
Securities swaps	0	0	0	0	0	0
Equity options bought	0	137	0	13	–	–
Equity options sold	0	495	–	–	0	9
Other securities-related contracts	0	0	0	0	0	0
Exchange-traded products:	**0**	**129**	**0**	**9**	**0**	**104**
Equity and equity index futures	0	82	0	5	0	80
Equity and equity index options	0	47	0	4	0	24

4.30. Market risk

Market risk management at Bank Austria Creditanstalt AG encompasses the identification, measurement, monitoring and management of all market risks resulting from the banking business. The processes and methods used for measuring risk, defining and reviewing limits and for trading activities have been summarised in a Rulebook. In 2005, the bank redesigned and complemented the entire set of rules for treasury operations and market risk and put the Rulebook on a new technological platform. The new Rulebook is binding on all units of the Bank Austria Creditanstalt Group.

Bank Austria Creditanstalt uses uniform risk management procedures throughout the Group. These procedures provide aggregate data and make available the major risk parameters for the various trading operations at least once a day. Besides Value at Risk (VaR; for internal risk measurement on the basis of a one-day holding period and a confidence interval of 99 %), other factors of equal importance are stress-oriented volume and position limits. Additional elements of the limit system are loss-warning level limits and options-related limits applied to trading and positioning in non-linear products.

Bank Austria Creditanstalt's risk model ("NoRISK") was developed by the bank and has been used for several years. The model is applied and further refined by the Strategic Risk Management unit. In 2004, the variance-covariance approach of the system was extended to include a simulation approach; in July 2005, the bank adopted the simulation approach also for regulatory resources reporting. Using the VaR model, the the bank also started to estimate spread risk on interest rate instruments.

As at 30 December 2005, VaR at Bank Austria Creditanstalt AG for the respective risk categories was as follows:

€ m	
Exchange rate risk, overall	2.3
Equity position risk, trading book	2.5
Interest rate position risk, trading and banking books	7.1
Credit spread risk	11.5
Emerging markets / high-yield risk	2.7
Overall market risk arising from the above components	13.3

The risk measurement model has additionally been used for the purpose of determining the capital requirements pursuant to the Austrian Banking Act (implementation of the Capital Adequacy Directive). Under this model, VaR has also been calculated for a two-week holding period. This calculation takes into account the quantitative standards required by law and by the Austrian Federal Ministry of Finance (one-sided confidence interval of 99 %, multiplier 3, average for the past 60 business days, add-on in the amount of the specific position risk). The multiplier of 3 was confirmed by Oesterreichische Nationalbank (Austria's central bank) in an expert opinion pursuant to Section 26b of the Austrian Banking Act.

As at 30 December 2005 this resulted in the following capital requirements at Bank Austria Creditanstalt AG:

€ m	
Risk associated with the open foreign exchange position	22.0
General and specific risk in debt instruments	114.0
General/specific position risk in equities	31.3
Overall risk (not equal to the sum of the above risk categories)	109.7

Within Bank Austria Creditanstalt AG, the reliability and accuracy of the internal model is monitored by daily back-testing comparing the VaR amounts with the actually observed fluctuations in market parameters and in the total value of the trading books. The results of back-testing have so far continued to confirm the accuracy and reliability of the model.

Value-at-risk calculations are complemented by various stress scenarios to identify the potential effects on the Group's earnings of stressful market conditions. The assumptions made under such stress scenarios include extreme movements in prices or rates and a dramatic deterioration in market liquidity.

Market risks resulting from the general balance sheet structure and the positioning of asset-liability management are additionally determined and regularly analysed by means of simulations of net interest income volatility. In addition to business volume at the reporting date, these simulations are based on various interest rate scenarios, assumptions regarding new business, demand behaviour and general developments affecting margins in those market segments which are of greatest importance to Bank Austria Creditanstalt AG. Modelling over the projection period provides indications of trends in net interest income and enables the bank to identify risks at an early stage and take appropriate measures.

In addition to calculating VaR for trading activities, the bank uses the Value-at-Risk method for measuring market risk in the banking book.

4.31. Contingent liabilities

Contingent liabilities of Bank Austria Creditanstalt AG shown below the line in item 1 on the liabilities side amounted to € 13,067.70 m, an increase of € 2,997.64 m or 29.8 % over the previous year.

Contingent liabilities

€ m	31 Dec. 2005	31 Dec. 2004
Acceptances and endorsements	–	–
Guarantees and assets pledged as collateral security	13,067.70	10,070.06

Guarantees in connection with retirement planning products benefiting from a state premium pursuant to Section 108 h (1) 3 and subsequent sections of the Austrian Income Tax Act (Einkommensteuergesetz – EStG).
In connection with retirement planning products benefiting from a state premium, Bank Austria Creditanstalt AG has incurred nominal capital guarantee obligations defined by law. Under the "VorsorgePlus-Plan" product (a mutual fund managed by Capital Invest), the bank guarantees the investor that in the case of repayment through regular payments to the investor, the amount available for repayment will not be lower than the sum of amounts paid in plus premiums (variable in a range between 8.5 % and 13.5 %, and index-linked) credited to the account pursuant to Section 108 g of the Austrian Income Tax Act.

The actual amount of the guarantee is subject to the product specifications. The guarantee will become effective after expiry of the minimum term of ten years; it is based on an amount that changes depending on new business and variable inpayments, and the amount is determined by the sum of contracts with regular inpayments, (variable) premiums credited and, above all, the performance of the mutual fund, at least 40 % of which is invested in equities.

As at the end of 2005, amounts paid in for retirement planning products benefiting from a state premium totalled € 44.51 m (including state premiums credited for 2003 and 2004 in the amount of € 1.65 m, but excluding premiums for 2005); this compares with the fund's net asset value of € 55.58 m. This means that the guarantee obligation, which amounted to € 44.51 m, was covered as at the relevant date.

Risk management is based on a CPPI model reflecting the stochastic characteristics of the proportions of equity and bond investments. Daily marking to market of the related options carried in the bank's trading book ensures that, if necessary, a sufficient provision is made immediately for any losses. The valuation functions are integrated in the OPUS system. Risk indicators are determined by the MARS Department.

4.32. Letters of comfort and undertakings

In addition to the contingent liabilities shown below the balance sheet in item 1 on the liabilities side, there are the following letters of comfort and undertakings:

For 10 subsidiaries of Bank Austria Creditanstalt AG, guarantees were issued in favour of S.W.I.F.T.

Letters of comfort for a total amount of € 10.2 bn were issued in connection with international leasing transactions; given the nature of collateral for these transactions, it is not expected that claims will be lodged against Bank Austria Creditanstalt AG because the rights to payment undertaking amounts serving as collateral and held with the leasing companies or with Bank Austria Creditanstalt AG, or the rights to other security of stable value, have been transferred to the leasing companies.

The following four letters of comfort are included at a value of € 1 each in the item below the balance sheet:

As security for a project loan for ISB Universale Bau GmbH, Brandenburg, a letter of comfort was issued to Bayerische Hypo- und Vereinsbank AG.

Another letter of comfort was issued for the floating of hybrid capital of BA-CA Finance (Cayman) Limited.

For Infrastruktur Planungs- und Entwicklungs GmbH a letter of comfort was issued in favour of Autobahnen- und Schnellstraßen-Finanzierungs-Aktiengesellschaft (ASFINAG) as part of the company's bid for the "PPP Ostregion-Paket 1" project.

A letter of comfort was issued for BA-CA Wien Mitte GmbH. / Salima Wien-Mitte Projektentwicklung GmbH. in favour of the Austrian Federal Railways (ÖBB) in connection with the redesign of the former Wien Mitte bus terminal.

Furthermore, a commitment has been imposed on Bank Austria Creditanstalt AG under its membership, prescribed in Sections 93 and 93a of the Austrian Banking Act, of Sparkassen Haftungs AG, a company which is the deposit insurance institution of the Austrian savings bank sector.

Bank Austria Creditanstalt AG undertakes to ensure, within the scope of its ownership interest and except for political risk, that the following companies can meet their contractual obligations:

1. **Credit institutions:**

- BANK*PRIVAT* AG, Vienna
- Bank Austria Creditanstalt Ljubljana d.d., Ljubljana
- Bank Austria Creditanstalt Real Invest GmbH, Vienna
- Bank Austria Creditanstalt Wohnbaubank AG, Vienna
- Bank BPH S.A., Kraków, and its subsidiary BPH Bank Hipoteczny S.A., Warsaw
- CA IB International Markets AG, Vienna
- HVB Bank Czech Republic a.s., Prague
- HVB Bank Slovakia a.s., Bratislava
- HVB Bank Hungary Rt., Budapest, and its subsidiary HVB Jelzálogbank Rt., Budapest
- HVB Bank Romania S.A., Bucharest
- HVB Bank Biochim AD, Sofia
- HVB Banka Srbija i Crna Gora A.D., Belgrade
- HVB Splitska Banka d.d., Split
- Schoellerbank Aktiengesellschaft, Vienna

2. **Other financial services companies:**

- Bank Austria Creditanstalt Leasing GmbH, Vienna, and several of its subsidiaries

4.33. Commitments

€ m	31 Dec. 2005	31 Dec. 2004
Liabilities arising from sales with an option to repurchase pursuant to Section 50 (3) and (5) of the Austrian Banking Act	449.39	787.21
Underwriting commitments in respect of securities	57.03	461.80
Call/put options sold (pursuant to Annex 1 to Section 22 1 j)	402.86	37.02
Irrevocable loan commitments not yet utilised (credit facilities, commitments to lend, obligations to purchase securities, obligations to provide guarantees or acceptance facilities)	3,294.01	3,178.51
Any other irrevocable transactions that may give rise to credit risk and have not been mentioned above	128.90	278.19
TOTAL COMMITMENTS	**4,332.19**	**4,742.73**

5. Notes to the profit and loss account

5.1. Breakdown of income at foreign branches

At the balance sheet date, Bank Austria Creditanstalt AG had no foreign branches.

5.2. Income from equity interests and group companies

The item "Income from shares in group companies" included income from profit-pooling arrangements in the amount of € 262.96 m (2004: € 62.89 m).

Within income and expenses arising from the valuation and disposal of equity interests, group companies accounted for a balance of plus € 120.99 m (2004: minus € 18.79 m). No income was realised on the sale of shares in profit-pooling arrangements.

5.3. Income from administrative and agency services provided to third parties

In 2005, income from safe-custody services and from intermediary services relating to insurance, building-society savings agreements and real estate totalled € 79.70 m (2004: € 70.06 m).

5.4. Other operating income

Other operating income included gains on other assets and rent income from real estate as well as all income not directly related to banking operations.

5.5. Expenses for subordinated liabilities

In the reporting year, the total amount of expenses for subordinated liabilities and supplementary capital was € 249.36 m (2004: € 241.35 m).

5.6. Other operating expenses

Other operating expenses related primarily to losses on banking operations not arising from lending business, and expenses arising from the agency agreement with CAIB International Markets Ltd., London.

5.7. Extraordinary expenses

Extraordinary expenses resulted from the allocation of € 89.9 m to a provision for restructuring costs relating to the restructuring, based on a resolution passed by the Managing Board of Bank Austria Creditanstalt AG, of the SMEs Austria business segment newly defined in 2005.

In addition, for the first time in 2005, € 60.9 m was allocated to the fund for general banking risks to cover risks for which no special provisions were made.

5.8. Write-ups omitted

In the financial year, no write-ups (2004: € 0 m) were omitted to avoid tax consequences.

5.9. Effects of the change in untaxed reserves

The release of reserves pursuant to Section 12 of the Austrian Income Tax Act in 2005 resulted in an income tax expense of € 4.0 m.

5.10. Item "Taxes on income"

Pursuant to the group taxation rules introduced in Austria in 2005, BA-CA AG has formed a group of companies comprising controlled subsidiaries and 27 additional members. Profit and loss transfer agreements have been concluded with 30 group members, and tax compensation agreements have been made with the other companies. On the basis of the tax compensation agreements made with group members, tax compensation payments totalling € 7.35 m for the 2005 financial year were charged to group members with which no profit and loss transfer agreements were made.

As a result of the above-mentioned tax compensation payments being charged to group members, Bank Austria Creditanstalt's income tax expense for the 2005 financial year was € 26.22 m.

5.11. Deferred tax

No use was made of the option to carry deferred taxes as an asset.

The amount of deferred taxes which may be carried as an asset pursuant to Section 198 (10) of the Austrian Commercial Code but is not separately shown in the balance sheet and will probably reduce the tax charge in future years was € 73.8 m (2004: € 52.5 m after taking into account the amount of € 18.6 m resulting from a change in the tax rate).

6. Information on staff, Managing Board and Supervisory Board

6.1. Staff

The average number of salaried staff employed in 2005 was 7,278 (2004: 9,219) and the average number of other employees was 66 (2004: 166).

6.2. Expenses for severance payments and pensions

Expenses for severance payments and pensions relate to the items "expenses for retirement benefits", "allocation to the pension provision" and "expenses for severance payments and payments to severance-payment funds". In the 2005 financial year, allocations and payments for members of the Managing Board and senior executives as well as their surviving dependants totalled € 21.77 m (2004: € 14.17 m). Allocations and payments for other employees and their surviving dependants totalled € 266.36 m (2004: € 285.95 m). The amounts include payments to pension funds amounting to € 0.26 m (2004: € 0.20 m) for active members of the Managing Board and € 1.68 m (2004: € 1.95 m) for former members of the Managing Board.

6.3. Emoluments of Managing Board members and Supervisory Board members

The emoluments granted for the respective term during which Managing Board members were active in 2005 and paid to the Managing Board members (excluding payments into pension funds) totalled € 7.08 m (comparable emoluments in 2004 totalled € 5.47 m). Of this total, € 4.56 m (2004: € 2.95 m) related to variable salary components, and € 2.52 m (2004: € 2.52 m) related to fixed salary components. No emoluments (2004: € 0) were paid for activities in subsidiaries in the 2005 financial year.

Payments to former members of the Managing Board and their surviving dependants (excluding payments into pension funds) totalled € 17.08 m (of which € 4.48 m was paid to former Managing Board members of Creditanstalt AG, which merged with Bank Austria in 2002, and their surviving dependants; € 1.93 m was paid to former Managing Board members of Österreichische Länderbank AG, which merged with Bank Austria in 1991, and their surviving dependants). The comparative figure for 2004 is € 14.37 m. Emoluments for activities in subsidiaries paid to this group of persons amounted to € 0.49 m (2004: € 0.48 m).

The emoluments of the Supervisory Board members active in the 2005 business year totalled € 0.33 m (2004: € 0.33 m) for Bank Austria Creditanstalt AG, and € 0.01 m (2004: € 0.01 m) for the two credit associations. No emoluments were paid for activities in subsidiaries.

6.4. Loans and advances to Managing Board members and Supervisory Board members

Loans to Managing Board members are stated at € 0 (2004: € 0 m). Account overdrafts granted to members of the Managing Board amounted to € 0.1 m (2004: € 0.1 m).

Loans to Supervisory Board members amounted to € 2.28 m (2004: € 0.90 m). Overdraft facilities and account overdrafts granted to members of the Supervisory Board totalled € 1.12 m (2004: € 0.43 m). Repayments during the business year totalled € 0.05 m (2004: € 0.05 m).

Loans and advances to the Supervisory Board include those made to members of the Employees' Council who are members of the Supervisory Board. The maturities of the loans range from five to fifteen years. The rate of interest payable on these loans and advances is the rate charged to employees of Bank Austria Creditanstalt.

6.5. Names of Managing Board members and Supervisory Board members

A list of the members of the Managing Board and of the members of the Supervisory Board is included in Enclosure 6 at the end of the notes to the financial statements.

Under the rules of the Austrian Code of Corporate Governance, the Supervisory Board should consist of up to 10 members elected at the General Meeting. On the basis of an agreement between our existing shareholders, until 6 December 2005 our Supervisory Board had 11 members elected at the General Meeting, and thereafter 10 members.

List of shares in group companies and equity interests of Bank Austria Creditanstalt AG

List of shares in group companies and equity interests pursuant to Section 238 of the Austrian Commercial Code

Name and domicile of company	Total interest in %	Shareholders' equity in € 1,000	Net income/loss in € 1,000	Total assets in € 1,000	Balance sheet date
SHARES IN GROUP COMPANIES (CONSOLIDATED)					
Asset Management GmbH, Vienna, AT 1)	100.00	7,797	7,713	37,785	31 Dec. 2005 2)
BA-CA Administration Services GmbH, Vienna, AT 1)	100.00	3,730	1,328	18,496	31 Dec. 2005 2)
BACA Export Finance Limited, London, GB	100.00	182,296	2,990	182,912	31 Dec. 2005 2)
Banca Comerciala "Ion Tiriac" S.A., Bucharest, RO	50.00	115,436	3,038	859,956	31 Dec. 2005 2)
Bank Austria Cayman Islands Ltd., Georgetown, Grand Cayman Islands, KY; consolidated financial statements	100.00	269,291	8,642	1,926,939	31 Dec. 2005 2)
Bank Austria Creditanstalt d.d. Ljubljana, Ljubljana, SI	99.98	138,348	10,953	1,883,519	31 Dec. 2005 2)
Bank Austria Creditanstalt Leasing GmbH, Vienna, AT; consolidated financial statements	99.98	343,501	48,588	6,907,352	31 Dec. 2005 2)
Bank Austria Creditanstalt Real Invest GmbH, Vienna, AT 1)	94.95	94,455	8,833	115,592	31 Dec. 2005 2)
Bank Austria Creditanstalt Wohnbaubank AG, Vienna, AT 1)	100.00	42,799	4,879	3,642,369	31 Dec. 2005 2)
Bank Austria Trade Services Gesellschaft m.b.H., Vienna, AT 1)	100.00	251,380	785	252,972	31 Dec. 2005 2)
Bank BPH Spolka Akcyjna, Kraków, PL	71.03	1,643,155	250,725	14,651,006	31 Dec. 2005 2)
Banking Transaction Services s.r.o., Prague, CZ	100.00	1,567	15	2,974	31 Dec. 2005 2)
BANK*PRIVAT* AG, Vienna, AT 1)	100.00	11,769	375	22,096	31 Dec. 2005 2)
CABET-Holding-Aktiengesellschaft, Vienna, AT; consolidated financial statements 1)	100.00	604,959	136,609	812,182	31 Dec. 2005 2)
CAPITAL INVEST die Kapitalanlagegesellschaft der BA-CA Gruppe GmbH, Vienna, AT 1)	100.00	10,328	17,480	57,036	31 Dec. 2005 2)
Domus Bistro GmbH, Vienna, AT	100.00	21	−40	3,990	31 Dec. 2005 2)
Domus Clean Reinigungs GmbH, Vienna, AT	100.00	6	0	2,368	31 Dec. 2005 2)
DOMUS FACILITY MANAGEMENT GmbH, Vienna, AT 1)	100.00	316	−67	7,141	31 Dec. 2005 2)
Hebros Bank AD, Plovdiv, BG	99.91	46,780	2,969	507,929	31 Dec. 2005 2)
HVB Bank Biochim AD, Sofia, BG	99.79	94,734	9,876	1,444,360	31 Dec. 2005 2)
HVB Bank Czech Republic a.s., Prague, CZ	100.00	522,238	62,192	5,710,825	31 Dec. 2005 2)
HVB Bank Hungary Rt., Budapest, HU	100.00	449,652	68,702	3,967,684	31 Dec. 2005 2)
HVB Bank Romania S.A., Bucharest, RO	50.00	111,200	36,074	1,728,005	31 Dec. 2005 2)
HVB Bank Slovakia a.s., Bratislava, SK	100.00	208,725	15,919	2,009,698	31 Dec. 2005 2)
HVB Banka Srbija i Crna Gora A.D. Beograd, YU	99.48	50,206	2,552	529,353	31 Dec. 2005 2)
HVB Central Profit Banka d.d., Sarajevo, BA	80.85	51,329	5,156	559,229	31 Dec. 2005 2)
HVB Splitska banka d.d., Split, HR	99.74	258,052	41,101	3,192,528	31 Dec. 2005 2)
Lassallestraße Bau-, Planungs-, Errichtungs- und Verwertungsgesellschaft m.b.H., Vienna, AT 1)	99.00	1,574	1,359	179,608	31 Dec. 2005 2)
Schoellerbank Aktiengesellschaft, Vienna, AT	100.00	116,655	32,281	1,156,907	31 Dec. 2005 2)
VISA-SERVICE Kreditkarten Aktiengesellschaft, Vienna, AT 1)	50.10	26,440	34,447	339,654	31 Dec. 2005 2)
WAVE Solutions Information Technology GmbH, Vienna, AT 1)	100.00	832	512	39,322	31 Dec. 2005 2)

The total percentage held comprises all shares held by consolidated companies or other group companies, but not shares held in trust.
Shareholders' equity: shareholders' equity pursuant to Section 229 of the Austrian Commercial Code
Net income/loss before movements in reserves and appropriation of profits
1) Profit-pooling arrangement with Bank Austria Creditanstalt AG
2) Figures in accordance with IFRSs
3) Preliminary unaudited consolidated figures in accordance with IFRSs

Name and domicile of company	Total interest in %	Shareholders' equity in € 1,000	Net income/loss in € 1,000	Total assets in € 1,000	Balance sheet date
INTERESTS IN ASSOCIATED COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD					
Adria Bank Aktiengesellschaft, Vienna, AT	25.50	31,488	1,890	240,986	31 Dec. 2005 3)
Bank für Tirol und Vorarlberg Aktiengesellschaft, Innsbruck, AT	47.38	467,315	31,900	6,784,000	31 Dec. 2005 3)
Bausparkasse Wüstenrot Aktiengesellschaft, Salzburg, AT	24.10	363,240	14,402	5,722,343	31 Dec. 2005 3)
BKS Bank AG, Klagenfurt, AT	36.03	328,436	28,000	4,658,000	31 Dec. 2005 3)
Oberbank AG, Linz, AT	33.59	687,000	68,700	12,146,000	31 Dec. 2005 3)
Oesterreichische Kontrollbank Aktiengesellschaft, Vienna, AT	49.15	420,335	60,000	27,000,000	31 Dec. 2005 3)
UNCONSOLIDATED COMPANIES A) GROUP COMPANIES					
"Diners Club CEE Holding AG", Vienna, AT	99.80	3,354	352	14,145	31 Dec. 2004
A. V. Abwicklungs- und Vermögensverwaltungs GmbH, being liquidated, Vienna, A	100.00	−15	−18	17	31 Dec. 2004
Alfa Holding Ingatlanszolgaltato Kft., Györ, HU	95.00	4	−1	5	31 Dec. 2003
AWT International Trade AG, Vienna, AT	100.00	11,468	−874	13,554	31 Dec. 2005
BA-CA Betriebsobjekte AG, Vienna, AT 1)	100.00	122,890	4,127	132,052	31 Dec. 2004
BA-CA GrECo Versicherungsmanagement Gesellschaft m. b. H., Vienna, AT	51.02	1,013	561	1,962	31 Dec. 2004
BA-CA Infrastructure Finance Advisory GmbH, Vienna, AT	100.00	−79	−4	0	31 Dec. 2004
BA-CA Private Equity GmbH, Vienna, AT 1)	100.00	3,003	171	3,755	31 Dec. 2004
BA-CA Wien Mitte Holding GmbH, Vienna, AT	100.00	31	−4	31	1 Oct. 2005
BA-CA-GVG-Holding GmbH, Vienna, AT	100.00	464	442	1,658	30 Sept. 2005
BACAI, London, GB	100.00	0	45	0	31 Dec. 2004
Baltic Business Center Sp. z. o. o., Gdynia, PL	62.00	−20,686	5,033	16,575	31 Dec. 2004
Bank Austria Aktiengesellschaft & Co EDV Leasing OHG, Vienna, AT	100.00	67	−56	20,494	31 Dec. 2005
Bank Austria Creditanstalt Finanzservice GmbH, Vienna, AT 1)	100.00	1,525	49	7,938	31 Dec. 2004
Bank Austria Creditanstalt Immobilien Entwicklungs- und VerwertungsgmbH, Vienna, AT 1)	100.00	19	130	566	31 Dec. 2005
Bank Austria Creditanstalt Immobilienberatungs- und Service GmbH, Vienna, AT	100.00	−612	−779	728	31 Dec. 2004
Bank Austria Creditanstalt Versicherungsdienst GmbH, Vienna, AT	81.00	193	−1	1,252	31 Dec. 2004
Bank Austria-CEE BeteiligungsgmbH, Vienna, AT	100.00	22	−3	22	31 Dec. 2004
Bank Rozwoju Energetyki i Ochrony Swodowiska S. A. MEGABANK, being liquidated, Warsaw, PL	100.00	−4,921	363	315	31 Dec. 2004
BFAG – Holding Gesellschaft m. b. H., Vienna, AT	100.00	27	−7	27	31 Dec. 2004
CA Bau-Finanzierungsberatung Gesellschaft m. b. H., being liquidated, Vienna, AT	100.00	31	−80	80	31 Dec. 2004
CA IB Corporate Finance Beratungs Ges. m. b. H., Vienna, AT 1)	100.00	7,812	2,799	16,915	31 Dec. 2004
CA IB International Markets AG (formerly Bank Austria Handelsbank AG), Vienna, AT 1)	100.00	11,517	1,590	183,003	31 Dec. 2004
CA IB International Markets Ltd., London, GB	100.00	16,655	12,677	33,791	31 Dec. 2005
CA IB Polska Spolka Akcyjna, Warsaw, PL	100.00	17,932	139	20,395	31 Dec. 2004
Cards & Systems EDV-Dienstleistungs GmbH, Vienna, AT	58.00	843	219	3,630	31 Dec. 2004
Celer Kft., Budapest, HU	100.00	230	0	231	31 Dec. 2004

Name and domicile of company	Total interest in %	Shareholders' equity in € 1,000	Net income/loss in € 1,000	Total assets in € 1,000	Balance sheet date
EK Mittelstandsfinanzierungs AG, Vienna, AT	98.00	17,357	−5,716	18,230	31 Dec. 2004
Erzet-Vermögensverwaltungsgesellschaft m. b. H., Vienna, AT	100.00	208	−1	208	31 Dec. 2005
FactorBank Aktiengesellschaft, Vienna, AT	52.00	7,242	16	132,389	31 Dec. 2004
Financial Risk Management GmbH, Vienna, AT	100.00	8	−2	8	31 Dec. 2004
FONTANA Hotelverwaltungsgesellschaft m. b. H., Vienna, AT	100.00	−1,183	−4	74	31 Dec. 2004
GANYMED Immobilienvermietungsgesellschaft m. b. H., Vienna, AT 1)	99.00	55,191	2,358	74,607	31 Dec. 2004
Gründerfonds GmbH & Co KEG, Vienna, AT	100.00	11,580	−775	11,787	31 Dec. 2004
GUS Consulting GmbH, Vienna, AT	100.00	25,077	27	34,643	31 Dec. 2004
HYPERION Immobilienvermietungsgesellschaft m. b. H., Vienna, AT 1)	99.00	49,479	2,155	64,760	31 Dec. 2004
Immobilien Rating GmbH, Vienna, AT	99.00	136	41	669	31 Dec. 2004
Industrie-Immobilien-Verwaltung Gesellschaft m. b. H., Vienna, AT 1)	99.90	544	389	544	31 Dec. 2005
Informations-Technologie Austria GmbH, Vienna, AT	61.37	22,491	162	107,744	31 Dec. 2005
Infrastruktur Holding GmbH, Vienna, AT	100.00	32	−3	32	31 Dec. 2004
KLEA ZS-Immobilienvermietung G. m. b. H., Vienna, AT	99.80	2,665	82	5,493	31 Dec. 2004
KLEA ZS-Liegenschaftsvermietung G. m. b. H., Vienna, AT	99.80	1,922	−576	9,758	31 Dec. 2004
Manfred Handbüchler GmbH, Vienna, AT 1)	100.00	8	−2	12	31 Dec. 2005
MC Marketing GmbH, Vienna, AT	100.00	28	−9,830	14,971	31 Dec. 2004
Mezzanin Finanzierungs AG, Vienna, AT	68.33	27,240	−1,268	28,126	31 Dec. 2004
MY Beteiligungs GmbH, Vienna, AT	100.00	8	−2	8	31 Dec. 2004
MY Drei Handels GmbH, Vienna, AT	100.00	8	−2	8	31 Dec. 2004
MY Fünf Handels GmbH, Vienna, AT	100.00	8	−2	8	31 Dec. 2004
MY Sechs Handels GmbH, Vienna, AT	100.00	122	−5	125	31 Dec. 2004
Nova Banjalucka Banka AD, Banja Luka, BA	83.27	8,381	−3,857	154,992	31 Dec. 2005
Paytria Unternehmensbeteiligungen GmbH, Vienna, AT	100.00	233	7	256	31 Dec. 2004
Regev Realitätenverwertungsgesellschaft m. b. H., Vienna, AT	99.80	3,578	264	26,451	31 Dec. 2004
RE-St. Marx Holding GmbH, Vienna, AT 1)	100.00	21	20,191	20,208	31 Dec. 2005
Rudolf Piber 2001 GmbH, Vienna, AT 1)	100.00	8	−2	8	31 Dec. 2004
SFB Stockerauer Finanzierungsberatungs- und Beteiligungs GmbH, Vienna, AT	99.80	−87	62	1,895	31 Dec. 2004
Sigma Holding Ingatlanszolgaltato Kft., Budapest, HU	95.00	6	−2	934	31 Dec. 2003
THETA Fünf Handels GmbH, Vienna, AT	100.00	−18	−26	2,500	31 Dec. 2004
Triple A Rating Advisors Beratung Ges. m. b. H., Vienna, AT	100.00	44	14	49	31 Dec. 2004
UNIVERSALE International Realitäten GmbH, Vienna, AT; consolidated financial statements	100.00	187,025	9,294	316,925	31 Dec. 2004
WEAG Leasing Gesellschaft m. b. H., Vienna, AT	100.00	375	−1	383	31 Dec. 2004
WEILBURG Grundstückvermietungsgesellschaft m. b. H., Vienna, AT	99.99	2,682	6	13,473	31 Dec. 2004

The total percentage held comprises all shares held by consolidated companies or other group companies, but not shares held in trust.
Shareholders' equity: shareholders' equity pursuant to Section 229 of the Austrian Commercial Code
Net income/loss before movements in reserves and appropriation of profits
1) Profit-pooling arrangement with Bank Austria Creditanstalt AG
2) Figures in accordance with IFRSs
3) Preliminary unaudited consolidated figures in accordance with IFRSs

Name and domicile of company	Total interest in %	Shareholders' equity in € 1,000	Net income/loss in € 1,000	Total assets in € 1,000	Balance sheet date
Wirtschaftsverein der MitarbeiterInnen der Bank Austria Creditanstalt, reg. Gen. m. b. H., Vienna, AT	54.66	12	0	4,763	31 Dec. 2004
ZETA Acht Handels GmbH, Vienna, AT	100.00	26	–2	26	31 Dec. 2004
ZETA Fünf Handels GmbH, Vienna, AT 1)	100.00	14,544	–2	14,544	31 Dec. 2004
B) ASSOCIATED COMPANIES					
"Gesfö" Gemeinnützige Bau- und Siedlungsgesellschaft m. b. H., Vienna, AT	25.00	5,118	421	13,277	31 Dec. 2004
"Sparkassen-Haftungs Aktiengesellschaft", Vienna AT	28.26	225	1	226	31 Dec. 2004
Banco Interfinanzas S. A., Buenos Aires, RA	50.00	21,191	2,566	222,533	31 Dec. 2004
BANK MEDICI AG, Vienna, AT	25.00	5,790	41	6,791	31 Dec. 2004
Europay Austria Zahlungsverkehrssysteme GmbH, Vienna, AT	23.86	44,525	17,992	259,258	31 Dec. 2004
HVB Banca pentru Locuinte S. A., Bucharest, RO	45.00	9,476	–1,432	10,505	31 Dec. 2005
Mizuho Corporate Bank – BA Investment-ConsultingGmbH, Vienna, AT	50.00	996	0	1,123	31 Dec. 2004
NOTARTREUHANDBANK AG, Vienna, AT	25.00	12,841	3,010	700,382	31 Dec. 2004
Österreichische Hotel- und Tourismusbank Gesellschaft m. b. H., Vienna, AT	50.00	27,444	1,704	727,780	31 Dec. 2004
Österreichische Wertpapierdaten Service GmbH, Vienna, AT	29.50	36	–10	1,544	31 Dec. 2004
WED Holding Gesellschaft m. b. H., Vienna, AT	48.06	11,549	0	11,749	31 Dec. 2004
Wiener Kreditbürgschaftsgesellschaft m. b. H., Vienna, AT	24.49	5,067	–838	8,591	31 Dec. 2004
C) OTHER COMPANIES					
CREDANTI Holdings Ltd., Nicosia, CY	30.00	established in 2005			
Kapital-Beteiligungs Aktiengesellschaft, Vienna, AT	20.00	8,760	146	9,219	30 Sept. 2004
Projektentwicklung Schönefeld Verwaltungsgesellschaft mbH, Stuttgart, DE	50.00	28	2	29	31 Dec. 2004
SP Projektentwicklung Schönefeld GmbH & Co. KG, Stuttgart, DE	50.00	29,406	192	30,328	31 Dec. 2004
UBF Mittelstandsfinanzierungs AG, Vienna, AT	24.10	12,876	8	14,435	31 Dec. 2004
Wüstenrot stambena stedionica d. d., Zagreb, HR	25.00	9,952	669	97,818	31 Dec. 2004

The total percentage held comprises all shares held by consolidated companies or other group companies, but not shares held in trust.
Shareholders' equity: shareholders' equity pursuant to Section 229 of the Austrian Commercial Code
Net income/loss before movements in reserves and appropriation of profits
1) Profit-pooling arrangement with Bank Austria Creditanstalt AG
2) Figures in accordance with IFRSs
3) Preliminary unaudited consolidated figures in accordance with IFRSs

Supervisory Board and Managing Board of Bank Austria Creditanstalt AG

Supervisory Board

Chairman

Carlo Salvatori
Deputy Chairman, UniCredit Group (from 25 January 2006)

Michael Mendel
Former Member of the Management Board of Bayerische Hypo- und Vereinsbank AG (from 19 May 2005 until 25 January 2006)

Gerhard Randa
Executive Vice President, Magna International Inc., Toronto (until 19 May 2005)

Deputy Chairman

Rudolf Humer
Chairman of the Supervisory Board of ECE European City Estates AG

Members

Erich Becker
Former Chairman of the Managing Board of VA Technologie AG

Alberto Crippa
Financial consultant (until 25 January 2006)

Sergio Ermotti
Head of Multinationals/Investment Banking Division, UniCredit Group (from 25 January 2006)

Armin Gebhard Fehle
Communications consultant

Stefan Jentzsch
Former Member of the Management Board of Bayerische Hypo- und Vereinsbank AG (until 6 December 2005)

Michael Kemmer
Former Member of the Management Board of Bayerische Hypo- und Vereinsbank AG (from 19 May 2005 until 25 January 2006)

Gerhard Mayr
Former Executive Vice President of Eli Lilly & Company

Michael Mendel
Former Member of the Management Board of Bayerische Hypo- und Vereinsbank AG (until 19 May 2005)

Alessandro Profumo
Chief Executive Officer, UniCredit Group (from 25 January 2006)

Franz Rauch
Managing Director, Franz Rauch GmbH

Veit Sorger
President of the Federation of Austrian Industry

Wolfgang Sprissler
Spokesman of the Management Board (CEO), Bayerische Hypo- und Vereinsbank AG

Appointed by the Employees' Council

Hedwig Fuhrmann
Chairman of the Employees' Council

Wolfgang Heinzl
First Deputy Chairman of the Employees' Council

Emmerich Perl (from 20 April 2005)
Third Deputy Chairman of the Employees' Council

Adolf Lehner
Second Deputy Chairman of the Employees' Council

Thomas Schlager
Fourth Deputy Chairman of the Employees' Council

Heribert Kruschik
Member of the Employees' Council (until 20 April 2005, from 1 January 2006)

Wolfgang Lang
Member of the Employees' Council (until 31 December 2005)

Managing Board

Chairman	**Erich Hampel** Chief Executive Officer
Deputy Chairman	**Wolfgang Haller** Deputy Chief Executive Officer (until 5 September 2005)
Members	**Willibald Cernko**
	Stefan Ermisch (until 31 March 2006)
	Wilhelm Hemetsberger
	Regina Prehofer
	Johann Strobl
	Robert Zadrazil (from 26 January 2006)

BANK AUSTRIA CREDITANSTALT AG
Financial Statements for 2005

Vienna, 27 February 2006

The Managing Board:

Erich Hampel
(Chairman)

Willibald Cernko	Stefan Ermisch	Wilhelm Hemetsberger
Regina Prehofer	Johann Strobl	Robert Zadrazil

Auditors' report on the 2005 financial statements

We have audited the separate financial statements of Bank Austria Creditanstalt AG for the 2005 financial year including the accounting records. The accounting records, the preparation and content of these financial statements and of the management report in accordance with the provisions of the Austrian Commercial Code, with the supplementary provisions of the Austrian Banking Act and with the company's Bye-laws are the responsibility of the legal representatives of Bank Austria Creditanstalt AG. Our responsibility is to express an opinion on the financial statements based on our audit and to state whether the management report is consistent with the financial statements.

We conducted our audit in accordance with legal provisions applicable in Austria and with Austrian generally accepted auditing principles. Those principles require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, and to make a statement as to whether the management report is consistent with the financial statements. In planning the audit procedures, we considered our knowledge of the business and of the economic and legal environment in which Bank Austria Creditanstalt AG operates as well as expectations of possible errors.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounting records and financial statements. An audit also includes assessing the accounting principles applied and significant estimates made by the legal representatives, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit did not give rise to any objections. In our opinion, based on the findings of the audit, the financial statements comply with the legal provisions and with the supplementary provisions of the company's Bye-laws, and give a true and fair view of the financial position of Bank Austria Creditanstalt AG as at 31 December 2005 and of the results of Bank Austria Creditanstalt AG for the 2005 financial year in accordance with Austrian generally accepted accounting principles. The management report is consistent with the financial statements.

Vienna, 27 February 2006

Savings Bank Auditing Association Auditing Board (Bank Auditors)	KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft	Österreichische Wirtschaftsberatung GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft
Erich Kandler	Gottwald Kranebitter	Philip Göth
Friedrich O. Hief	Kurt Eder	Peter Bitzyk

Note: A facsimile of the German original can be found on pages 57 and 58.

BANK AUSTRIA CREDITANSTALT AG
Jahresabschluss 2005

Wien, den 27. Februar 2006

Der Vorstand:

Dr. Hampel
(Vorsitzender)

Cernko	**Dipl.-Bw Ermisch**	**Mag. Hemetsberger**
DDr. Prehofer	**Dr. Strobl**	**Zadrazil**

BANK AUSTRIA CREDITANSTALT AG
Jahresabschluss 2005

Bestätigungsvermerk des Jahresabschlusses 2005

Wir haben den Jahresabschluss der Bank Austria Creditanstalt AG für das Geschäftsjahr 2005 unter Einbeziehung der Buchführung geprüft. Die Buchführung, die Aufstellung und der Inhalt dieses Jahresabschlusses sowie des Lageberichtes in Übereinstimmung mit den österreichischen handelsrechtlichen Vorschriften, den ergänzenden Bestimmungen des Bankwesengesetzes und der Satzung liegen in der Verantwortung der gesetzlichen Vertreter der Bank Austria Creditanstalt AG. Unsere Verantwortung besteht in der Abgabe eines Prüfungsurteils zu diesem Jahresabschluss auf der Grundlage unserer Prüfung und einer Aussage, ob der Lagebericht im Einklang mit dem Jahresabschluss steht.

Wir haben unsere Prüfung unter Beachtung der in Österreich geltenden gesetzlichen Vorschriften und Grundsätze ordnungsgemäßer Abschlussprüfung durchgeführt. Diese Grundsätze erfordern, die Prüfung so zu planen und durchzuführen, dass ein hinreichend sicheres Urteil darüber abgegeben werden kann, ob der Jahresabschluss frei von wesentlichen Fehldarstellungen ist und eine Aussage getroffen werden kann, ob der Lagebericht mit dem Jahresabschluss im Einklang steht. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Bank Austria Creditanstalt AG sowie die Erwartungen über mögliche Fehler berücksichtigt.

Im Rahmen der Prüfung werden die Nachweise für Beträge und sonstige Angaben in der Buchführung und im Jahresabschluss überwiegend auf Basis von Stichproben beurteilt. Die Prüfung umfasst ferner die Beurteilung der angewandten Rechnungslegungsgrundsätze und der von den gesetzlichen Vertretern vorgenommenen, wesentlichen Schätzungen sowie eine Würdigung der Gesamtaussage des Jahresabschlusses. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unser Prüfungsurteil darstellt.

Unsere Prüfung hat zu keinen Einwendungen geführt. Auf Grund der bei der Prüfung gewonnenen Erkenntnisse entspricht der Jahresabschluss nach unserer Beurteilung den gesetzlichen Vorschriften sowie den ergänzenden Bestimmungen der Satzung und vermittelt ein möglichst getreues Bild der Vermögens- und Finanzlage der Bank Austria Creditanstalt AG zum 31. Dezember 2005 sowie der Ertragslage der Bank Austria Creditanstalt AG für das Geschäftsjahr 2005 in Übereinstimmung mit den österreichischen Grundsätzen ordnungsmäßiger Buchführung. Der Lagebericht steht im Einklang mit dem Jahresabschluss.

Wien, den 27. Februar 2006

Sparkassen-Prüfungsverband
Prüfungsstelle
(Bankprüfer)

Mag. Kandler
Wirtschaftsprüfer

Mag. Hief
Wirtschaftsprüfer

KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Dr. Kranebitter
Wirtschaftsprüfer

ppa. Mag. Eder
Wirtschaftsprüfer

Österreichische Wirtschaftsberatung GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Univ.-Doz. MMag. Dr. Göth
Wirtschaftsprüfer

Dr. Bitzyk
Wirtschaftsprüfer

Investor Relations

Investor Relations of Bank Austria Creditanstalt

Schottengasse 6–8, A-1010 Vienna, Austria

Telephone from abroad: +43 5 05 05-588 53	Telephone within Austria: 05 05 05-588 53
Fax from abroad: +43 5 05 05-588 08	Fax within Austria: 05 05 05-588 08
e-mail: IR@ba-ca.com	Internet: http://ir.ba-ca.com
Gerhard Smoley Tel.: (+43) (0)5 05 05-588 03	e-mail: Gerhard.Smoley@ba-ca.com
Michael Bauer Tel.: (+43) (0)5 05 05-588 09	e-mail: Michael.Bauer@ba-ca.com

Ratings	Long-term	Subordinated liabilities	Short-term
Moody's 1)	**A2** 3)	**A3**	**P-1**
Standard & Poor's 2)	**A** 4)	**A–**	**A-1** 4)

1) Grandfathered debt remains rated Aa2, subordinated debt rating remains Aa3.
2) Grandfathered debt remains rated AA+, subordinated debt rating remains AA+.
3) Confirmed, outlook stable (4 Nov. 2005)
4) Upgrade, outlook negative (28 Oct. 2005)

Financial calendar

4 May 2006	**Annual General Meeting of Bank Austria Creditanstalt**	12 May 2006	**Dividend payment date**
9 May 2006	**Ex-dividend date**	12 September 2006	**Results for the first six months of 2006**
11 May 2006	**Results for the first three months of 2006**	14 November 2006	**Results for the first nine months of 2006**

All information is available electronically at http://ir.ba-ca.com

Published by

Bank Austria Creditanstalt AG
A-1010 Vienna, Schottengasse 6-8
A-1030 Vienna, Vordere Zollamtsstrasse 13
Telephone within Austria: 05 05 05-0; from abroad: (+43) 5 05 05-0
Fax within Austria: 05 05 05-56155; from abroad: (+43) 5 05 05-56155
Internet: www.ba-ca.com
e-mail: info@ba-ca.com
BIC: BKAUATWW
Austrian routing code: 12000
Austrian Register of Firms: FN 150714p
VAT registration number: ATU 51507409

Graphics:
Horvath, Leobendorf

24h ServiceLine:
within Austria: 05 05 05-25; from abroad: +43 5 05 05-25

BA-CA Investor Relations Release

Gerhard Smoley ☎ +43 (0) 50505 58803
Michael Bauer ☎ +43 (0) 50505 58809

Vienna, 11 May 2006

Results for the first three months of 2006:

Bank Austria Creditanstalt gets off to an excellent start in 2006

- **Operating profit up by 65 per cent to EUR 405 million**
- **Net income after taxes and minority interests up by 49 per cent to EUR 308 million**
- **Significant improvement across all business segments**

In the first quarter of 2006, Bank Austria Creditanstalt (BA-CA) significantly improved its results. Operating profit rose by 65 per cent to EUR 405 million (first quarter of 2005: EUR 245 million). Net income after taxes and minority interests increased by 49 per cent to EUR 308 million (2005: EUR 207 million). The return on equity after taxes rose to 17.9 per cent (2005: 12.7 per cent). The cost/income ratio improved to 57.3 per cent (2005: 64.1 per cent).

BA-CA's CEO Erich Hampel: "We have got off to an excellent start in the new business year, enabling us to continue the course we pursued in the record year 2005. This is the result of a clear and convincing strategy which we have consistently implemented for many years."

All business segments of BA-CA contributed to the improvement in results: customer business in Austria – comprising the three business segments Private Customers, SMEs, and Large Corporates and Real Estate – generated an operating profit of EUR 153 million, an increase of 28.2 per cent (2005: EUR 119 million). Operating profit generated by the Central and Eastern Europe business segment improved by 58.9 per cent to EUR 181 million (2005: EUR 114 million). And operating profit in the International Markets business segment – comprising the bank's activities in money and capital markets – rose by 84.2 per cent to EUR 68 million (2005: EUR 37 million).

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
A-1010 Vienna, Austria

Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

The price of BA-CA shares continued to develop favourably in the first quarter of 2005, reaching an all-time high of EUR 113.84 (intraday) on 21 February 2006. From year-end 2005 to 31 March 2006, the BA-CA share price rose by 13 per cent. Earnings per share increased by 28 per cent, from EUR 6.56 to EUR 8.37. As at 31 March 2006, the bank's market capitalisation was EUR 15.6 billion. This means that BA-CA's market capitalisation has more than tripled since the initial public offering in summer 2003.

Items in the income statement

Net interest income rose by 8 per cent to EUR 643 million compared with the first quarter of the previous year (2005: EUR 596 million). The net charge for losses on loans and advances, at EUR 110 m, matched the previous year's level (2005: EUR 110 million). As a result, net interest income after losses on loans and advances was EUR 533 million, up by 10 per cent on the previous year (2005: EUR 486 million).

Net fee and commission income and the net trading result developed very favourably: net fee and commission income rose by 26 per cent to EUR 416 million compared with the previous year (2005: EUR 330 million). The net trading result almost doubled, rising by 93 per cent to EUR 152 million (2005: EUR 79 million). General administrative expenses increased by 9 per cent to EUR 693 million (2005: EUR 634 million). This increase was due to consolidation effects and exchange rate movements in Central and Eastern Europe.

BA-CA's operating profit amounted to EUR 405 million, up by 65 per cent on the previous year's level of EUR 245 million. Net income from investments was EUR 17 million (2005: EUR 35 million). On this basis, BA-CA generated a net income before taxes of EUR 421 million, which was 50 per cent higher than in the first quarter of the previous year (2005: EUR 280 million). Net income after taxes and minority interests increased by 49 per cent to EUR 308 million (2005: EUR 207 million).

This improvement in results has the following effects on key financial data:

- The return on equity before taxes rose to 22.3 per cent (2005: 16.1 per cent) although shareholders' equity increased from EUR 7.5 billion to EUR 7.8 billion.
- The return on equity after taxes rose to 17.9 per cent (2005: 12.7 per cent).
- The cost/income ratio improved to 57.3 per cent (2005: 64.1 per cent).
- Earnings per share increased by 28 per cent, from EUR 6.56 to EUR 8.37.
- The risk/earnings ratio (net charge for losses on loans and advances as a percentage of net interest income) improved from 18.5 per cent to 17.1 per cent.

- The Tier 1 capital ratio was 8.2 per cent (31 December 2005: 8.3 per cent).

Business segment results

Bank Austria Creditanstalt divides its results into five business segments: Central and Eastern Europe (CEE), Private Customers Austria, SMEs Austria, Large Corporates and Real Estate, and International Markets. The bank also shows results for its Corporate Center.

Central and Eastern Europe (CEE)

Business in Central and Eastern Europe (CEE) developed very favourably in the first quarter of 2006. The combined net income before taxes generated by BA-CA's banking subsidiaries in CEE totalled EUR 204 million, an increase of 47 per cent over the previous year (2005: EUR 139 million). After consolidation effects and taxes, net income after taxes in the **CEE business segment** was EUR 139 million, up by 55 per cent on the previous year (2005: EUR 90 million). The return on equity after taxes was 22.2 per cent (2005: 18.7 per cent). The cost/income ratio declined from 56.2 per cent to 51.9 per cent.

Integration into UniCredit Group is further strengthening BA-CA's position in Central and Eastern Europe. The geographical reach of BA-CA as holding company for CEE operations of UniCredit Group is expanding significantly. BA-CA is responsible for 24 markets, twice the previous number, with about 300 million inhabitants. This offers Bank Austria Creditanstalt enormous growth opportunities in the coming years.

In the first quarter of 2006, the **Private Customers Austria** business segment achieved a net income after taxes of EUR 39 million, which exceeded the previous year's figure by 2 per cent (2005: EUR 38 million). The return on equity after taxes was 16.4 per cent (2005: 17.3 per cent), the cost/income ratio was 76.2 per cent (2005: 76.1 per cent).

Net income after taxes generated by the **SMEs Austria** business segment was EUR 18 million, an increase of 59 per cent over the previous year (2005: EUR 11 million). The return on equity after taxes reached 7.5 per cent (2005: 5.1 per cent). The cost/income ratio was 57.1 per cent (2005: 63.9 per cent).

In the **Large Corporates and Real Estate** segment, net income after taxes increased by 12 per cent to EUR 65 million (2005: EUR 58 million). The return on equity after taxes improved to 18.5 per cent (2005: 15.2 per cent). The cost/income ratio was 45.8 per cent (2005: 48.5 per cent).

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
A-1010 Vienna, Austria

Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

Net income after taxes in the **International Markets** segment was an excellent EUR 61 million, up by 76 per cent on the previous year (2005: EUR 34 million). The return on equity after taxes reached 154.7 per cent (2005: 56.6 per cent). The cost/income ratio was 44.6 per cent (2005: 56.0 per cent).

The **Corporate Center** recorded net income after taxes of EUR 19 million (2005: a net loss after taxes of EUR 5 million).

Balance sheet

As at 31 March 2006, Bank Austria Creditanstalt's total assets amounted to EUR 163.8 billion, an increase of 3.1 per cent over the year-end 2005 figure (31 December 2005: EUR 158.9 billion).

On the assets side of the balance sheet, loans and advances to, and placements with, banks increased by 19.4 per cent to EUR 31.5 billion (2005: EUR 26.4 billion). Loans and advances to customers amounted to EUR 86.8 billion, matching the previous year's level (2005: EUR 86.4 billion). Trading assets rose by 3.6 per cent to EUR 18.3 billion (2005: EUR 17.7 billion). Investments declined by 3.5 per cent to EUR 17.5 billion (2005: EUR 18.2 billion).

On the liabilities side, amounts owed to banks increased by 3.1 per cent to EUR 45.6 billion (2005: EUR 44.3 billion). Amounts owed to customers declined slightly, by 1.1 per cent, to EUR 61.2 billion (2005: EUR 61.9 billion). Liabilities evidenced by certificates increased by 14.8 per cent to EUR 26.1 billion (2005: EUR 22.7 billion). Trading liabilities grew by 7.5 per cent to EUR 7.3 billion (2005: EUR 6.8 billion). Shareholders' equity increased by 3.7 per cent to EUR 7.8 billion (2005: EUR 7.5 billion).

As at 31 March 2006, staff numbers in the Bank Austria Creditanstalt Group totalled 32,825, an increase of 11.7 per cent over the previous year (31 March 2005: 29,374 employees), which was mainly due to the acquisitions of Nova banjalucka banka in Bosnia, Banca Tiriac in Romania, and Eksimbanka in Serbia. As at 31 March 2006, the number of offices in the network operated by BA-CA was 1,656, up by 23.8 per cent compared with the number on 31 March 2005.

Income statement of the Bank Austria Creditanstalt Group for the first three months of 2006

	1 Jan. – 31 March 2006 in EUR m	1 Jan. – 31 March 2005 in EUR m	Change in EUR m	Change in %
Net interest income	643	596	47	7.9
Losses on loans and advances	-110	-110	-0	0.1
Net interest income after losses on loans and advances	533	486	47	9.7
Net fee and commission income	416	330	86	26.1
Net trading result	152	79	73	92.8
General administrative expenses	-693	-634	-59	9.3
Balance of other operating income and expenses	-3	-15	12	-80.7
Operating profit	**405**	**245**	**160**	**65.1**
Net income from investments	17	35	-18	-52,5
Amortisation of goodwill	0	0	0	
Allocation to provisions for restructuring costs	0	0	0	
Balance of other income and expenses	-1	0	-0	> 100
Net income before taxes	**421**	**280**	**141**	**50.3**
Taxes on income	-80	-53	-27	50.6
Net income	**341**	**227**	**114**	**50.2**
Minority interests	-34	-20	-14	66.9
Net income after taxes and minority interests	**308**	**207**	**101**	**48.6**

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
A-1010 Vienna, Austria

Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

Income statement of the Bank Austria Creditanstalt Group

by quarter

	Q1 2006 in EUR m	Q4 2005 in EUR m	Q3 2005 in EUR m	Q2 2005 in EUR m	Q1 2005 in EUR m
Net interest income	643	686	644	686	596
Losses on loans and advances	-110	-179	-108	-98	-110
Net interest income after losses on loans and advances	533	507	536	588	486
Net fee and commission income	416	410	381	336	330
Net trading result	152	51	68	39	79
General administrative expenses	-693	-705	-646	-637	-634
Balance of other operating income and expenses	-3	-27	-7	1	-15
Operating profit	**405**	**237**	**332**	**328**	**245**
Net income from investments	17	13	229	5	35
Amortisation of goodwill	0	-4	0	0	-0
Allocation to provisions for restructuring costs	0	-48	-60	0	-0
Balance of other income and expenses	-1	-8	-1	-2	-0
Net income before taxes	**421**	**190**	**500**	**331**	**280**
Taxes on income	-80	-18	-92	-63	-53
Net income	**341**	**172**	**409**	**268**	**227**
Minority interests	-34	-32	-38	-21	-20
Net income after taxes and minority interests	**308**	**140**	**371**	**246**	**207**

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
A-1010 Vienna, Austria

Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

Business segments

EUR m		Private Customers Austria	SMEs Austria	Large Corporates and Real Estate	Central and Eastern Europe	International Markets	Corporate Center	BA-CA GROUP
Net interest income	Q1 2006	165	91	110	290	1	-15	643
	Q4 2005	160	92	147	277	18	-7	686
	Q3 2005	172	92	108	251	9	12	643
	Q2 2005	170	97	114	236	32	36	686
	Q1 2005	167	88	114	212	30	-17	596
Losses on loans and advances	Q1 2006	-25	-43	-3	-40	0	0	-110
	Q4 2005	-164	17	-12	-20	1	0	-179
	Q3 2005	-23	-47	-8	-33	0	2	-108
	Q2 2005	-24	-54	-1	-28	9	0	-98
	Q1 2005	-24	-37	-14	-36	0	0	-110
Net fee and commission income	Q1 2006	146	64	44	160	9	-7	416
	Q4 2005	144	64	32	149	22	-1	410
	Q3 2005	146	57	40	136	6	-4	381
	Q2 2005	118	61	33	118	7	0	336
	Q1 2005	128	55	27	116	6	-1	330
Net trading result	Q1 2006	0	0	1	13	110	28	152
	Q4 2005	2	1	-1	18	25	7	51
	Q3 2005	0	0	0	2	58	7	68
	Q2 2005	1	0	0	10	33	-4	39
	Q1 2005	1	0	0	17	61	0	79
General administrative expenses	Q1 2006	-236	-88	-71	-238	-55	-6	-693
	Q4 2005	-210	-121	-88	-235	-40	-11	-705
	Q3 2005	-224	-94	-70	-205	-35	-18	-646
	Q2 2005	-228	-96	-67	-192	-37	-17	-637
	Q1 2005	-225	-91	-67	-192	-47	-11	-634

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
A-1010 Vienna, Austria

Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

EUR m		Private Customers Austria	SMEs Austria	Large Corporates and Real Estate	Central and Eastern Europe	International Markets	Corporate Center	BA-CA GROUP
Balance of other operating income and expenses	Q1 2006	-2	-1	0	-5	2	3	-3
	Q4 2005	1	6	7	-10	-3	-28	-27
	Q3 2005	0	1	4	-6	-10	3	-7
	Q2 2005	0	0	4	1	-5	0	1
	Q1 2005	0	0	-3	-3	-14	5	-15
Operating profit	Q1 2006	49	23	81	181	68	4	405
	Q4 2005	-68	58	84	180	23	-40	237
	Q3 2005	72	11	74	145	28	2	332
	Q2 2005	37	7	84	145	40	15	328
	Q1 2005	47	15	57	114	37	-25	245
Net income from investments	Q1 2006	1	1	3	-4	10	6	17
	Q4 2005	3	0	23	6	0	-19	13
	Q3 2005	9	0	102	126	11	-19	229
	Q2 2005	1	0	-4	-4	2	10	5
	Q1 2005	1	0	17	0	7	10	35
Amortisation of goodwill	Q1 2006	0	0	0	0	0	0	0
	Q4 2005	-4	0	0	0	0	0	-4
	Q3 2005	0	0	0	0	0	0	0
	Q2 2005	0	0	0	0	0	0	0
	Q1 2005	0	0	0	0	0	0	0
Allocation to provisions for restructuring costs	Q1 2006	0	0	0	0	0	0	0
	Q4 2005	-2	-30	0	-7	0	-9	-48
	Q3 2005	0	-60	0	0	0	0	-60
	Q2 2005	0	0	0	0	0	0	0
	Q1 2005	0	0	0	0	0	0	0

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
A-1010 Vienna, Austria

Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

EUR m		Private Customers Austria	SMEs Austria	Large Corporates and Real Estate	Central and Eastern Europe	International Markets	Corporate Center	BA-CA GROUP
Balance of other income and expenses	Q1 2006	0	0	0	0	0	0	-1
	Q4 2005	-2	0	-6	0	0	0	-8
	Q3 2005	0	0	-1	0	0	0	-1
	Q2 2005	0	0	-1	0	0	0	-2
	Q1 2005	0	0	0	0	0	0	0
Net income before taxes	Q1 2006	50	24	84	176	77	10	421
	Q4 2005	-72	28	101	178	23	-68	190
	Q3 2005	81	-49	176	271	39	-17	500
	Q2 2005	37	7	78	141	42	24	331
	Q1 2005	49	15	74	114	43	-15	280
Taxes on income	Q1 2006	-11	-6	-18	-37	-17	9	-80
	Q4 2005	16	-7	-22	-32	5	21	-18
	Q3 2005	-19	12	-60	-31	-8	14	-92
	Q2 2005	-8	-2	-17	-29	-9	3	-63
	Q1 2005	-11	-4	-16	-24	-9	10	-53
Net income	Q1 2006	39	18	65	139	61	19	341
	Q4 2005	-56	21	80	146	28	-47	172
	Q3 2005	62	-37	116	240	30	-3	409
	Q2 2005	29	5	61	112	33	27	268
	Q1 2005	38	11	58	90	34	-5	227
Credit and market risk equivalent (Austrian Banking Act)	Q1 2006	13,623	13,739	20,136	25,633	2,243	1,765	77,140
	Q4 2005	13,864	15,057	19,058	24,250	2,340	2,779	77,347
	Q3 2005	13,683	14,274	20,234	21,519	2,846	3,384	75,940
	Q2 2005	13,033	13,951	20,443	20,177	3,664	3,461	74,730
	Q1 2005	12,566	12,668	21,796	19,453	3,477	3,512	73,472

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
A-1010 Vienna, Austria

Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

EUR m		Private Customers Austria	SMEs Austria	Large Corporates and Real Estate	Central and Eastern Europe	International Markets	Corporate Center	BA-CA GROUP
Average allocated equity	Q1 2006	954	962	1,410	2,515	157	1,551	7,548
	Q4 2005	970	1,054	1,334	2,379	164	1,660	7,561
	Q3 2005	958	999	1,416	2,127	199	1,764	7,465
	Q2 2005	912	977	1,431	1,997	257	1,582	7,156
	Q1 2005	880	887	1,526	1,923	243	1,518	6,976
Return on equity before taxes in %	Q1 2006	*20,9*	*10.0*	*23.7*	*28.0*	*197.4*	*n.m.*	*22.3*
	Q4 2005	*-29.8*	*10.7*	*30.4*	*29.9*	*56.4*	*n.m.*	*10.1*
	Q3 2005	*33.7*	*-19.8*	*49.7*	*51.0*	*77.4*	*n.m.*	*26.8*
	Q2 2005	*16.4*	*3.0*	*21.9*	*28.3*	*65.3*	*n.m.*	*18.5*
	Q1 2005	*22.1*	*6.8*	*19.4*	*23.7*	*71.1*	*n.m.*	*16.1*
Return on equity after taxes in %	Q1 2006	*16.4*	*7.5*	*18.5*	*22.2*	*154.7*	*n.m.*	*18.1*
	Q4 2005	*-23.1*	*8.0*	*23.9*	*24.6*	*69.1*	*n.m.*	*9.1*
	Q3 2005	*25.7*	*-14.9*	*32.7*	*45.2*	*60.9*	*n.m.*	*21.9*
	Q2 2005	*12.9*	*2.2*	*17.2*	*22.4*	*51.3*	*n.m.*	*15.0*
	Q1 2005	*17.3*	*5.1*	*15.2*	*18.7*	*56.6*	*n.m.*	*13.0*
Cost/income ratio in %	Q1 2006	*76.2*	*57.1*	*45.8*	*51.9*	*44.6*	*n.m.*	*57.3*
	Q4 2005	*68.7*	*74.7*	*47.5*	*54.0*	*64.2*	*n.m.*	*62.9*
	Q3 2005	*70.3*	*62.2*	*46.0*	*53.5*	*55.4*	*n.m.*	*59.5*
	Q2 2005	*79.0*	*60.9*	*44.1*	*52.5*	*54.5*	*n.m.*	*59.9*
	Q1 2005	*76.1*	*63.9*	*48.5*	*56.2*	*56.0*	*n.m.*	*64.1*
Risk/earnings ratio in %	Q1 2006	*15.2*	*46.7*	*2.6*	*13.7*	*0.0*	*n.m.*	*17.1*
	Q4 2005	*102.7*	*18.6*	*8.4*	*7.1*	*4.9*	*n.m.*	*26.0*
	Q3 2005	*13.1*	*50.5*	*7.1*	*13.2*	*2.0*	*n.m.*	*16.7*
	Q2 2005	*13.9*	*56.0*	*1.0*	*12.0*	*28.7*	*n.m.*	*14.3*
	Q1 2005	*14.1*	*41.6*	*12.4*	*16.8*	*0.0*	*n.m.*	*18.5*

n.m. = not meaningful

Balance sheet of the Bank Austria Creditanstalt Group at 31 March 2006

ASSETS	31 March 2006 in EUR m	31 Dec. 2005 in EUR m	Change in EUR m	Change in %
Cash and balances with central banks	3,151	3,855	-703	-18.2
Trading assets	18,305	17,665	641	3.6
Loans and advances to, and placements with, banks	31,495	26,384	5,111	19.4
Loans and advances to customers	86,774	86,404	370	0.4
- Loan loss provisions	-3,156	-3,232	76	-2.4
Investments	17,545	18,172	-627	-3.5
Property and equipment	1,084	1,097	-13	-1.2
Intangible assets	1,373	1,358	15	1.1
Other assets	3,901	3,956	-56	-1.4
Non-current assets classified as held for sale	3,373	3,221	153	4.7
TOTAL ASSETS	163,846	158,879	4,967	3.1

LIABILITIES AND SHAREHOLDERS' EQUITY	31 March 2006 in EUR m	31 Dec. 2005 in EUR m	Change in EUR m	Change in %
Amounts owed to banks	45,645	44,279	1,366	3.1
Amounts owed to customers	61,176	61,863	-687	-1.1
Liabilities evidenced by certificates	26,068	22,703	3,366	14.8
Trading liabilities	7,314	6,807	507	7.5
Provisions	4,812	4,753	59	1.2
Other liabilities	3,710	3,671	40	1.1
Subordinated capital	5,316	5,400	-84	-1.6
Liabilities directly associated with non-current assets classified as held for sale	2,006	1,884	122	6.5
Shareholders' equity	7,799	7,521	278	3.7
of which: minority interests	683	650	33	5.0
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	163,846	158,879	4,967	3.1

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

Bank Austria Creditanstalt

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IR-Release

11.05.2005

Results for the first three months of 2006: Bank Austria Creditanstalt gets off to an excellent start in 2006

- **Operating profit up by 65 per cent to EUR 405 million**
- **Net income after taxes and minority interests up by 49 per cent to EUR 308 million**
- **Significant improvement across all business segments**

In the first quarter of 2006, Bank Austria Creditanstalt (BA-CA) significantly improved its results. Operating profit rose by 65 per cent to EUR 405 million (first quarter of 2005: EUR 245 million). Net income after taxes and minority interests increased by 49 per cent to EUR 308 million (2005: EUR 207 million). The return on equity after taxes rose to 17.9 per cent (2005: 12.7 per cent). The cost/income ratio improved to 57.3 per cent (2005: 64.1 per cent).

BA-CA's CEO Erich Hampel: "We have got off to an excellent start in the new business year, enabling us to continue the course we pursued in the record year 2005. This is the result of a clear and convincing strategy which we have consistently implemented for many years."

All business segments of BA-CA contributed to the improvement in results: customer business in Austria – comprising the three business segments Private Customers, SMEs, and Large Corporates and Real Estate – generated an operating profit of EUR 153 million, an increase of 28.2 per cent (2005: EUR 119 million). Operating profit generated by the Central and Eastern Europe business segment improved by 58.9 per cent to EUR 181 million (2005: EUR 114 million). And operating profit in the International Markets business segment – comprising the bank's activities in money and capital markets – rose by 84.2 per cent to EUR 68 million (2005: EUR 37 million).

IR Release download (186 KB)

Interim Report at 31 March 2006 (668 KB)

IR-Release

03.05.2006

Bank Austria Creditanstalt expands its Managing Board

Bank Austria Creditanstalt (BA-CA) expands its Managing Board by two members to a total of eight persons. Pursuant to a resolution passed by the Supervisory Board at its meeting today, Werner Kretschmer (42) and Andrea Moneta (41) will join the Managing Board of BA-CA as new members.

Within BA-CA's Managing Board, Andrea Moneta will have the responsibility for the Central and Eastern Europe business. The Austrian business will comprise three divisions: Retail Customers, Corporate Customers, and Private Banking and Asset Management. At Managing Board level these divisions will be headed by Willibald Cernko (Retail Banking), Regina Prehofer (Corporate Banking) and Werner Kretschmer (Private Banking and Asset Management).

Ms Prehofer will additionally assume responsibility for UniCredit Group's entire leasing business, reporting to the Head of Corporate/SMEs Division of UniCredit. UniCredit Group is the second-largest provider of leasing services in Europe with a volume of EUR 20.5 bn.

The Managing Board of BA-CA consists of the following persons:

- Erich Hampel, CEO
- Willibald Cernko, Retail Banking
- Willi Hemetsberger, International Markets
- Werner Kretschmer, Private Banking & Asset Management
- Andrea Moneta, Central and Eastern Europe business
- Regina Prehofer, Corporate Banking and Leasing Operations.
- Johann Strobl, Chief Financial Officer (CFO) and, ad interim, Chief Risk Officer (CRO)
- Robert Zadrazil, Chief Operating Officer (COO), Group Org/IT & Operations

Bank Austria Creditanstalt

Member of UniCredit Group

BA-CA Investor Relations Release

Gerhard Smoley ☎ +43 (0) 50505 58803

Vienna, 20 April 2006

BA-CA sells Croatian subsidiary HVB Splitska banka

- **The buyer is Société Générale, the French banking group**
- **BA-CA will assume responsibility for UniCredit Group's Zagrebačka banka**

Bank Austria Creditanstalt (BA-CA), a member of UniCredit Group since November 2005, sells its Croatian banking subsidiary HVB Splitska banka to Société Générale, the French banking group. The agreement was signed on 20 April in Vienna. The transaction is subject to approval by the competent authorities and is expected to be completed by June 2006. The price of the transaction is around EUR 1.0 billion.

HVB Splitska banka has total assets of EUR 3.2 billion, 112 branches and 1,112 employees. At the end of 2005 the bank served more than 460,000 corporate and retail customers.

Sale due to merger control requirements

Under Croatian law, merger control requirements make it necessary to sell HVB Splitska banka. The buyer has been selected on the basis of a tender procedure in line with standard international practises. The investment banks CA IB and Credit Suisse and the law firm WOLF THEISS acted as advisers to BA-CA in the sale process.

Bank Austria Creditanstalt will become the new number 1 in Croatia

As part of its role as sub-holding of the UniCredit Group for operations in Central and Eastern Europe, as established in the restated Bank of the Region agreement, BA-CA will assume responsibility for, UniCredit's subsidiary in Croatia. With total assets of EUR 8.9 billion and a market share of 24 percent, Zagrebačka banka is the number 1 bank in Croatia.

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

With around 5,000 employees serving 760,000 customers through around 130 branches, Zagrebačka banka is a universal bank and is the market leader both in the retail and the corporate customer segment in Croatia.

The regional focus of the bank is in the northern part of Croatia and in the region of Zagreb, but the bank operates branches throughout the whole country.
"Zagrebačka banka has a strong management team and is the number 1 bank in Croatia. The bank further strengthens our banking network, especially in a market which will soon become part of the European Union," says Erich Hampel, CEO of BA-CA. Details of how Zagrebačka banka will be integrated into the BA-CA network are currently being discussed.

UniCredit Group operates the largest international banking network in Central and Eastern Europe. More than 60,000 employees serve around 17 million customers through over 2,900 branches. Within this network, BA-CA is responsible for 24 countries with more than 300 million inhabitants.

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

Press Release

11.05.2006

Results for the first three months of 2006: Bank Austria Creditanstalt gets off to an excellent start in 2006

- **Operating profit up by 65 per cent to EUR 405 million**
- **Net income after taxes and minority interests up by 49 per cent to EUR 308 million**
- **Significant improvement across all business segments**

In the first quarter of 2006, Bank Austria Creditanstalt (BA-CA) significantly improved its results. Operating profit rose by 65 per cent to EUR 405 million (first quarter of 2005: EUR 245 million). Net income after taxes and minority interests increased by 49 per cent to EUR 308 million (2005: EUR 207 million). The return on equity after taxes rose to 17.9 per cent (2005: 12.7 per cent). The cost/income ratio improved to 57.3 per cent (2005: 64.1 per cent).

BA-CA's CEO Erich Hampel: "We have got off to an excellent start in the new business year, enabling us to continue the course we pursued in the record year 2005. This is the result of a clear and convincing strategy which we have consistently implemented for many years."

All business segments of BA-CA contributed to the improvement in results: customer business in Austria - comprising the three business segments Private Customers, SMEs, and Large Corporates and Real Estate - generated an operating profit of EUR 153 million, an increase of 28.2 per cent (2005: EUR 119 million). Operating profit generated by the Central and Eastern Europe business segment improved by 58.9 per cent to EUR 181 million (2005: EUR 114 million). And operating profit in the International Markets business segment - comprising the bank's activities in money and capital markets - rose by 84.2 per cent to EUR 68 million (2005: EUR 37 million).

The price of BA-CA shares continued to develop favourably in the first quarter of 2005, reaching an all-time high of EUR 113.84 (intraday) on 21 February 2006. From year-end 2005 to 31 March 2006, the BA-CA share price rose by 13 per cent. Earnings per share increased by 28 per cent, from EUR 6.56 to EUR 8.37. As at 31 March 2006, the bank's market capitalisation was EUR 15.6 billion. This means that BA-CA's market capitalisation has more than tripled since the initial public offering in summer 2003.

Items in the income statement

Net interest income rose by 8 per cent to EUR 643 million compared with the first quarter of the previous year (2005: EUR 596 million). The net charge for losses on loans and advances, at EUR 110 m, matched the previous year's level (2005: EUR 110 million). As a result, net interest income after losses on loans and advances was EUR 533 million, up by 10 per cent on the previous year (2005: EUR 486 million).

Net fee and commission income and the net trading result developed very favourably: net fee and commission income rose by 26 per cent to EUR 416 million compared with the previous year (2005: EUR 330 million). The net trading result almost doubled, rising by 93 per cent to EUR 152 million (2005: EUR 79 million). General administrative expenses increased by 9 per cent to EUR 693 million (2005: EUR 634 million). This increase was due to consolidation effects and exchange rate movements in Central and Eastern Europe.

BA-CA's operating profit amounted to EUR 405 million, up by 65 per cent on the previous year's level of EUR 245 million. Net income from investments was EUR 17 million (2005: EUR 35 million). On this basis, BA-CA generated a net income before taxes of EUR 421 million, which was 50 per cent higher than in the first quarter of the previous year (2005: EUR 280 million). Net income after taxes and minority interests increased by 49 per cent to EUR 308 million (2005: EUR 207 million).

This improvement in results has the following effects on key financial data:

- The return on equity before taxes rose to 22.3 per cent (2005: 16.1 per cent) although shareholders' equity increased from EUR 7.5 billion to EUR 7.8 billion.
- The return on equity after taxes rose to 17.9 per cent (2005: 12.7 per cent).
- The cost/income ratio improved to 57.3 per cent (2005: 64.1 per cent).
- Earnings per share increased by 28 per cent, from EUR 6.56 to EUR 8.37.
- The risk/earnings ratio (net charge for losses on loans and advances as a percentage of net interest income) improved from 18.5 per cent to 17.1 per cent.
- The Tier 1 capital ratio was 8.2 per cent (31 December 2005: 8.3 per cent).

Business segment results
Bank Austria Creditanstalt divides its results into five business segments: Central and Eastern Europe (CEE), Private Customers Austria, SMEs Austria, Large Corporates and Real Estate, and International Markets. The bank also shows results for its Corporate Center.

Central and Eastern Europe (CEE)
Business in Central and Eastern Europe (CEE) developed very favourably in the first quarter of 2006. The combined net income before taxes generated by BA-CA's banking subsidiaries in CEE totalled EUR 204 million, an increase of 47 per cent over the previous year (2005: EUR 139 million). After consolidation effects and taxes, net income after taxes in the **CEE business segment** was EUR 139 million, up by 55 per cent on the previous year (2005: EUR 90 million). The return on equity after taxes was 22.2 per cent (2005: 18.7 per cent). The cost/income ratio declined from 56.2 per cent to 51.9 per cent.

Integration into UniCredit Group is further strengthening BA-CA's position in Central and Eastern Europe. The geographical reach of BA-CA as holding company for CEE operations of UniCredit Group is expanding significantly. BA-CA is responsible for 24 markets, twice the previous number, with about 300 million inhabitants. This offers Bank Austria Creditanstalt enormous growth opportunities in the coming years.

In the first quarter of 2006, the **Private Customers Austria** business segment achieved a net income after taxes of EUR 39 million, which exceeded the previous year's figure by 2 per cent (2005: EUR 38 million). The return on equity after taxes was 16.4 per cent (2005: 17.3 per cent), the cost/income ratio was 76.2 per cent (2005: 76.1 per cent).

Net income after taxes generated by the **SMEs Austria** business segment was EUR 18 million, an increase of 59 per cent over the previous year (2005: EUR 11 million). The return on equity after taxes reached 7.5 per cent (2005: 5.1 per cent). The cost/income ratio was 57.1 per cent (2005: 63.9 per cent).

In the **Large Corporates and Real Estate** segment, net income after taxes increased by 12 per cent to EUR 65 million (2005: EUR 58 million). The return on equity after taxes improved to 18.5 per cent (2005: 15.2 per cent). The cost/income ratio was 45.8 per cent (2005: 48.5 per cent).

Net income after taxes in the **International Markets** segment was an excellent EUR 61 million, up by 76 per cent on the previous year (2005: EUR 34 million). The return on equity after taxes reached 154.7 per cent (2005: 56.6 per cent). The cost/income ratio was 44.6 per cent (2005: 56.0 per cent).

The **Corporate Center** recorded net income after taxes of EUR 19 million (2005: a net loss after taxes of EUR 5 million).

Balance sheet
As at 31 March 2006, Bank Austria Creditanstalt's total assets amounted to EUR 163.8 billion, an increase of 3.1 per cent over the year-end 2005 figure (31 December 2005: EUR 158.9 billion).

On the assets side of the balance sheet, loans and advances to, and placements with, banks increased by 19.4 per cent to EUR 31.5 billion (2005: EUR 26.4 billion). Loans and advances to customers amounted to EUR 86.8 billion, matching the previous year's level (2005: EUR 86.4 billion). Trading assets rose by 3.6 per cent to EUR 18.3 billion (2005: EUR 17.7 billion). Investments declined by 3.5 per cent to EUR 17.5 billion (2005: EUR 18.2 billion).

On the liabilities side, amounts owed to banks increased by 3.1 per cent to EUR 45.6 billion (2005: EUR 44.3 billion). Amounts owed to customers declined slightly, by 1.1 per cent, to EUR 61.2 billion (2005: EUR 61.9 billion). Liabilities evidenced by certificates increased by 14.8 per cent to EUR 26.1 billion (2005: EUR 22.7 billion). Trading liabilities grew by 7.5 per cent to EUR 7.3 billion (2005: EUR 6.8 billion). Shareholders' equity increased by 3.7 per cent

to EUR 7.8 billion (2005: EUR 7.5 billion).

As at 31 March 2006, staff numbers in the Bank Austria Creditanstalt Group totalled 32,825, an increase of 11.7 per cent over the previous year (31 March 2005: 29,374 employees), which was mainly due to the acquisitions of Nova banjalucka banka in Bosnia, Banca Tiriac in Romania, and Eksimbanka in Serbia. As at 31 March 2006, the number of offices in the network operated by BA-CA was 1,656, up by 23.8 per cent compared with the number on 31 March 2005.

Enquiries: Bank Austria Creditanstalt Press Relations
Martin Hehemann, tel.: +43 (0)5 05 05 57007; e-mail: martin.hehemann@ba-ca.com
Peter N. Thier, tel.: +43 (0)5 05 05 52371; e-mail: peter.thier@ba-ca.com

Income statement of the Bank Austria Creditanstalt Group for the first three months of 2006

	1 Jan. – 31 March 2006 in EUR m	1 Jan. – 31 March 2005 in EUR m	Change in EUR m	Change in %
Net interest income	643	596	47	7.9
Losses on loans and advances	-110	-110	-0	0.1
Net interest income after losses on loans and advances	533	486	47	9.7
Net fee and commission income	416	330	86	26.1
Net trading result	152	79	73	92.8
General administrative expenses	-693	-634	-59	9.3
Balance of other operating income and expenses	-3	-15	12	-80.7
Operating profit	405	245	160	65.1
Net income from investments	17	35	-18	-52,5
Amortisation of goodwill	0	0	0	
Allocation to provisions for restructuring costs	0	0	0	
Balance of other income and expenses	-1	0	-0	> 100
Net income before taxes	421	280	141	50.3
Taxes on income	-80	-53	-27	50.6
Net income	341	227	114	50.2
Minority interests	-34	-20	-14	66.9
Net income after taxes and minority interests	308	207	101	48.6

Income statement of the Bank Austria Creditanstalt Group by quarter

	Q1 2006 in EUR m	Q4 2005 in EUR m	Q3 2005 in EUR m	Q2 2005 in EUR m	Q1 2005 in EUR m
Net interest income	643	686	644	686	596

Losses on loans and advances	-110	-179	-108	-98	-110
Net interest income after losses on loans and advances	533	507	536	588	486
Net fee and commission income	416	410	381	336	330
Net trading result	152	51	68	39	79
General administrative expenses	-693	-705	-646	-637	-634
Balance of other operating income and expenses	-3	-27	-7	1	-15
Operating profit	405	237	332	328	245
Net income from investments	17	13	229	5	35
Amortisation of goodwill	0	-4	0	0	-0
Allocation to provisions for restructuring costs	0	-48	-60	0	-0
Balance of other income and expenses	-1	-8	-1	-2	-0
Net income before taxes	421	190	500	331	280
Taxes on income	-80	-18	-92	-63	-53
Net income	341	172	409	268	227
Minority interests	-34	-32	-38	-21	-20
Net income after taxes and minority interests	308	140	371	246	207

Business segments

Balance sheet of the Bank Austria Creditanstalt Group at 31 March 2006

ASSETS	31 March 2006 in EUR m	31 Dec. 2005 in EUR m	Change in EUR m	Change in %
Cash and balances with central banks	3,151	3,855	-703	-18.2
Trading assets	18,305	17,665	641	3.6
Loans and advances to, and placements with, banks	31,495	26,384	5,111	19.4
Loans and advances to customers	86,774	86,404	370	0.4
- Loan loss provisions	-3,156	-3,232	76	-2.4
Investments	17,545	18,172	-627	-3.5
Property and equipment	1,084	1,097	-13	-1.2
Intangible assets	1,373	1,358	15	1.1
Other assets	3,901	3,956	-56	-1.4
Non-current assets classified as held for sale	3,373	3,221	153	4.7
TOTAL ASSETS	163,846	158,879	4,967	3.1

LIABILITIES AND SHAREHOLDERS' EQUITY	31 March 2006 in EUR m	31 Dec. 2005 in EUR m	Change in EUR m	Change in %
Amounts owed to banks	45,645	44,279	1,366	3.1
Amounts owed to customers	61,176	61,863	-687	-1.1
Liabilities evidenced by certificates	26,068	22,703	3,366	14.8
Trading liabilities	7,314	6,807	507	7.5
Provisions	4,812	4,753	59	1.2
Other liabilities	3,710	3,671	40	1.1
Subordinated capital	5,316	5,400	-84	-1.6
Liabilities directly associated with non-current assets classified as held for sale	2,006	1,884	122	6.5
Shareholders' equity	7,799	7,521	278	3.7
of which: minority interests	683	650	33	5.0
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	163,846	158,879	4,967	3.1

Press Release

05.05.2006

BA-CA plans vigorous expansion of its Russia business

- **The Russian banking market is growing by around 30 per cent per year**
- **The 8th largest Russian bank, IMB, will become part of the BA-CA network in CEE**
- **IMB is planning to double its branch network to around 50 branches this year**

Bank Austria Creditanstalt (BA-CA) is planning a vigorous expansion of its business in Russia. International Moscow Bank (IMB), currently still a subsidiary of HypoVereinsbank, is to become part of the BA-CA network at the end of 2006. Within UniCredit Group, BA-CA will manage banking subsidiaries in Central and Eastern Europe. The existing branch network will be doubled already by the end of this year, from the present 24 to around 50 branches, and should continue to grow at such a dynamic pace in the future. In this manner, the Group plans to quickly increase its market share in Russia. Long-term goal: 10 per cent.

Erich Hampel, CEO of BA-CA: "With IMB, we are gaining one of the most important banks in what is arguably the most important market in Central and Eastern Europe. It is our clear aim to grow vigorously in Russia. The time for launching this expansion could not be better."

With about 144 million inhabitants, Russia is one of the largest markets in Central and Eastern Europe. With real economic growth in the years from 2001 to 2005 of just under 35%, the country is one of the most dynamic markets worldwide. By way of comparison, the EU 15 achieved 6.9% growth during the same period. According to BA-CA economists, for the coming years, the Russian GDP is anticipated to grow by 5.6% per year.

Russian banking business is booming

"The Russian banking market is booming", says Erich Hampel. With growth rates of around 30% per year, the banking market in Russia is displaying the strongest growth in Central and Eastern Europe. Business in the retail sector is growing even more quickly: BA-CA estimates that, for example, private lending business will treble during the next three years.

A comparison of the account-holding rate is also significant: while 94% of the population hold a bank account in Austria, in Russia the figure is just 18%.

Russia is not only the largest banking market. According to an analysis by the Boston Consulting Group (BCG) and BA-CA economists, it also offers the largest revenue pool in the growth market of Central and Eastern Europe, with 26% of total operating revenues in the region. This compares with 17% for Poland and 9% for Hungary.

IMB: Vigorous expansion planned

IMB is currently growing more rapidly than the Russian banking market as a whole: while aggregate total assets of banks grew by 33% in 2005, IMB grew by 53%. "We intend to continue to grow at least at the same rate as the market in the coming years", says Mr Hampel. "It is our long-term goal to achieve a 10% market share in Russia, too," he adds. Initially BA-CA intends to pursue organic growth in Russia; however, it does not rule out future acquisitions. "We will closely monitor developments," says Mr Hampel.

With total assets of USD 5.5 billion, IMB is now the eighth-largest bank in Russia. As the first international bank in Russia, it was established with registration number 1 in October 1989. Creditanstalt was one of its founding members. In 2001, the merger took place with BA-CA Russia, the then subsidiary of the BA-CA Group. In May 2005, HypoVereinsbank took over the majority shareholding in IMB. It now holds 53% of the bank. As part of the business combination between UniCredit and HypoVereinsbank, BA-CA was allocated the full group responsibility for the markets in Central and Eastern Europe (with the exception of Poland). At the end of 2006 / beginning of 2007, the subsidiary banks of UniCredit and HypoVereinsbank in the CEE area (including IMB) are to be transferred to BA-CA.

IMB is a bank specialising in corporate banking. Retail banking business is currently being built up as a second pillar. The bank sees further potential with cross border clients that the UniCredit Group is already serving in other countries within the Group. IMB employs around 1,500 staff, operates 24 branches and serves around 140,000 customers (as of 2005 year end). In 2005, it generated after-tax profits of USD 106 million. With an ROE of 28%, it is among the most profitable banks in Russia.

UniCredit Group operates the largest international banking network in Central and Eastern Europe. More than 60,000 employees in more than 2,900 branches serve around 17 million customers. Within this network, BA-CA is responsible for 24 countries with more than 300 million inhabitants.

Inquiries: Bank Austria Creditanstalt Press Office
Peter N. Thier, tel. 05 05 05 52371
e-mail: peter.thier@ba-ca.com

Press Release

03.05.2006

Bank Austria Creditanstalt expands its Managing Board

Bank Austria Creditanstalt (BA-CA) expands its Managing Board by two members to a total of eight persons. Pursuant to a resolution passed by the Supervisory Board at its meeting today, Werner Kretschmer (42) and Andrea Moneta (41) will join the Managing Board of BA-CA as new members.

Within BA-CA's Managing Board, Andrea Moneta will have the responsibility for the Central and Eastern Europe business. The Austrian business will comprise three divisions: Retail Customers, Corporate Customers, and Private Banking and Asset Management. At Managing Board level these divisions will be headed by Willibald Cernko (Retail Banking), Regina Prehofer (Corporate Banking) and Werner Kretschmer (Private Banking and Asset Management).

Ms Prehofer will additionally assume responsibility for UniCredit Group's entire leasing business, reporting to the Head of Corporate/SMEs Division of UniCredit.
UniCredit Group is the second-largest provider of leasing services in Europe with a volume of EUR 20.5 bn.

The Managing Board of BA-CA consists of the following persons:

- Erich Hampel, CEO
- Willibald Cernko, Retail Banking
- Willi Hemetsberger, International Markets
- Werner Kretschmer, Private Banking & Asset Management
- Andrea Moneta, Central and Eastern Europe business
- Regina Prehofer, Corporate Banking and Leasing Operations.
- Johann Strobl, Chief Financial Officer (CFO) and, ad interim, Chief Risk Officer (CRO)
- Robert Zadrazil, Chief Operating Officer (COO), Group Org/IT & Operations

Photographs and CVs of Werner Kretschmer, Andrea Moneta and Regina Prehofer are available upon request.

Enquiries: Bank Austria Creditanstalt Press Relations Austria
Peter N. Thier, tel. +43 664 515 45 09;
e-mail: peter.thier@ba-ca.com

Bank Austria Creditanstalt

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Press Release

03.05.2006

Global Finance names BA-CA Best Bank in CEE

Bank Austria Creditanstalt (BA-CA) has come out Best Bank in Central and Eastern Europe from the "Best Emerging Markets Banks 2006" survey conducted by Global Finance. The US-based financial magazine selected the best emerging market banks in Central and Eastern Europe, based on criteria including growth in assets, profitability, strategic relationships, customer service, competitive pricing and innovative products. The rankings will be published in the May issue.

"This survey is further proof of our excellent position in our core markets. Thanks to the business combination with UniCredit Group, we are now by far the leading player in Emerging Europe, with a network covering 17 countries in the region," commented Erich Hampel, CEO of Bank Austria Creditanstalt and Head of the CEE Division at UniCredit Group.

During the past years, BA-CA has received more than 250 awards in recognition of its achievements in Central and Eastern Europe. Euromoney and The Banker repeatedly named BA-CA "Best Bank" and "Bank of the Year". Numerous prizes were also awarded in the fields of custody, trade finance, project finance, foreign exchange and to the CEE subsidiaries of UniCredit Group.
BA-CA together with UniCredit Group operates the largest international banking network in CEE with more than 2,900 offices. More than 60,000 employees serve some 17 million customers. The new UniCredit Group maintains offices in the following countries:
Bosnia and Herzegovina, Bulgaria, Croatia, the Czech Republic, Estonia, Greece, Hungary, Latvia, Lithuania, Macedonia, Poland, Romania, Russia, Serbia and Montenegro, Slovakia, Slovenia, Turkey and Ukraine. In addition, BA-CA is responsible for business development in Albania, Armenia, Azerbaijan, Belarus, Cyprus, Georgia, Kazakhstan and Moldova.

Enquiries: Bank Austria Creditanstalt International Press Relations
Ildiko Füredi-Kolarik, Tel. +43 (0)5 05 05-57102;
E-Mail: ildiko.fueredi-kolarik@ba-ca.com

Press Release

26.04.2006

Plans for Supervisory Board changes at Bank Austria Creditanstalt

The Annual General Meeting of Bank Austria Creditanstalt (BA-CA) will take place on 4 May 2006. Subject to approval at the Annual General Meeting, the following changes are planned to be made in BA-CA's Supervisory Board:

Paolo Fiorentino, Dario Frigerio, Roberto Nicastro, Vittorio Ogliengo, Karl Samstag and Gerhard Scharitzer are to be elected to the Supervisory Board of BA-CA.

Alberto Crippa resigned from the Supervisory Board with effect from the end of the Extraordinary Meeting of Shareholders on 25 January 2006. Rudolf Humer, Erich Becker, Armin Gebhard Fehle, Gerhard Mayr and Veit Sorger will resign from the Supervisory Board with effect from the end of the Annual General Meeting on 4 May 2006.

The Supervisory Board of BA-CA will consist of eleven shareholders' representatives and six representatives of the bank's Employees' Council. The shareholders' representatives are Carlo Salvatori (Chairman), Alessandro Profumo, Sergio Ermotti, Paolo Fiorentino, Dario Frigerio, Roberto Nicastro, Vittorio Ogliengo, Franz Rauch, Karl Samstag, Gerhard Scharitzer and Wolfgang Sprissler.

CVs are available at http://ir.ba-ca.com

Enquiries: Bank Austria Creditanstalt Press Relations Austria
Peter N. Thier, tel. +43 664 515 45 09;
e-mail: peter.thier@ba-ca.com

Press Release

20.04.2006

BA-CA sells Croatian subsidiary HVB Splitska banka

- **The buyer is Société Générale, the French banking group**
- **BA-CA will assume responsibility for UniCredit Group's Zagrebacka banka**

Bank Austria Creditanstalt (BA-CA), a member of UniCredit Group since November 2005, sells its Croatian banking subsidiary HVB Splitska banka to Société Générale, the French banking group. The agreement was signed on 20 April in Vienna. The transaction is subject to approval by the competent authorities and is expected to be completed by June 2006. The price of the transaction is around EUR 1.0 billion.

HVB Splitska banka has total assets of EUR 3.2 billion, 112 branches and 1,112 employees. At the end of 2005 the bank served more than 460,000 corporate and retail customers.

Sale due to merger control requirements

Under Croatian law, merger control requirements make it necessary to sell HVB Splitska banka. The buyer has been selected on the basis of a tender procedure in line with standard international practises. The investment banks CA IB and Credit Suisse and the law firm WOLF THEISS acted as advisers to BA-CA in the sale process.

Bank Austria Creditanstalt will become the new number 1 in Croatia

As part of its role as sub-holding of the UniCredit Group for operations in Central and Eastern Europe, as established in the restated Bank of the Region agreement, BA-CA will assume responsibility for, UniCredit's subsidiary in Croatia. With total assets of EUR 8.9 billion and a market share of 24 percent, Zagrebacka banka is the number 1 bank in Croatia. With around 5,000 employees serving 760,000 customers through around 130 branches, Zagrebacka banka is a universal bank and is the market leader both in the retail and the corporate customer segment in Croatia.

The regional focus of the bank is in the northern part of Croatia and in the region of Zagreb, but the bank operates branches throughout the whole country.

"Zagrebacka banka has a strong management team and is the number 1 bank in Croatia. The bank further strengthens our banking network, especially in a market which will soon become part of the European Union," says Erich Hampel, CEO of BA-CA. Details of how Zagrebacka banka will be integrated into the BA-CA network are currently being discussed.

UniCredit Group operates the largest international banking network in Central and Eastern Europe. More than 60,000 employees serve around 17 million customers through over 2,900 branches. Within this network, BA-CA is responsible for 24 countries with more than 300 million inhabitants.

Enquiries: Bank Austria Creditanstalt Press Relations
Peter N. Thier, tel. 05 05 05 52371
e-mail: peter.thier@ba-ca.com

Bank Austria
Creditanstalt

Bank Austria Creditanstalt AG

ISIN AT0000995006

Invitation

to the

Ordinary General Meeting 2006
of the Shareholders of
Bank Austria Creditanstalt AG, Vienna

which will take place at
Austria Center Vienna, Bruno-Kreisky-Platz 1, A-1220 Vienna, Austria,
on Thursday, 4 May 2006, at 9.00 a.m.

Agenda:

1. Report of the Managing Board, presentation of the adopted financial statements and the management report and of the report of the Supervisory Board, as well as of the consolidated financial statements and the management report of the Group in accordance with IFRSs for the 2005 business year

2. Resolution regarding the appropriation of profits

3. Resolution approving the acts of the members of the Managing Board and of the Supervisory Board for the 2005 business year

4. Election of the auditors and Group auditors for the 2007 business year

5. Approval of the acquisition of the Company's own shares for the purpose of trading in securities pursuant to Section 65 (1) 7 of the Austrian Joint Stock Companies Act

6. Elections to the Supervisory Board

7. Amendments to the Bye-Laws in:

- Article 2: adding a reference to membership of UniCredit Group
- Article 15 (2) f: amendment for compliance with the Austrian Federal Act 2005 amending Austrian Company Law
- Article 16 (4) and (5): change in quorum for Supervisory Board meetings
- Article 20: attendance quorum for resolutions passed at General Meetings

Shareholders in Bank Austria Creditanstalt AG can attend this Meeting and exercise their voting rights only if they deposit their shares with Bank Austria Creditanstalt AG, with an Austrian notary public or at the head office of an Austrian bank during business hours

not later than Thursday, 27 April 2006,

and leave them there until the end of the Meeting.

Depository abroad:

in Poland:
Bank BPH, Warsaw

Furthermore, this General Meeting may be attended by holders of registered shares only if they are registered as shareholders in the Company's share register. Depositing registered shares is not necessary.

Shares will be deemed to have been properly deposited if, with the approval of a depository appointed by the Company, they are held on its behalf in a blocked securities deposit with other banks until the end of the General Meeting.

The depositories are requested to send the list of deposited shares to Bank Austria Creditanstalt AG (by fax to 050505 58349 within Austria or +43 50505 58349 from outside Austria) on the last day on which shares may be deposited (any enquiries will be answered on tel. 050505 51514 for calls within Austria and tel. +43 50505 51514 for calls from outside Austria).

Any shareholder can authorise Mr Wilfried Köhler, notary public, to attend the General Meeting as the shareholder's proxy; the related costs will be borne by the Company. We ask shareholders who wish to use this service to call the above telephone number.

The motions regarding items 2 to 5 of the agenda, the Group's Annual Report 2005 with the consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) and the management report of the Group, as well as the financial statements for 2005 together with the management report (pursuant to the Austrian Banking Act) of Bank Austria Creditanstalt AG, Vienna, the report of the Supervisory Board and the proposal for the appropriation of profits, will be available to the public at the information desks at the head offices in Am Hof 2, A-1010 Vienna, Austria, Schottengasse 6, A-1010 Vienna, Austria, and Vordere Zollamtsstrasse 13, A-1030 Vienna, Austria, as from Thursday, 6 April 2006. Furthermore, this information is also available in the Internet on the website of Bank Austria Creditanstalt AG at www.ba-ca.com → Investor Relations and will be available at the General Meeting. The motions regarding items 6 and 7 of the agenda will, upon receipt, also be available at the information desks, in the Internet and at the General Meeting.

Bank Austria Creditanstalt AG

Vienna, April 2006

The Managing Board

This invitation is a public announcement within the meaning of Section 83 of the Austrian Stock Exchange Act.

Bank Austria Creditanstalt

Bank Austria Creditanstalt AG
ISIN AT0000995006

Proposal for the appropriation of profits

The profit available for distribution is determined on the basis of the separate financial statements of Bank Austria Creditanstalt AG, the Group's parent company. For the financial year beginning on 1 January 2005 and ending on 31 December 2005, Bank Austria Creditanstalt AG achieved net income of € 479.9 m. Of this amount, € 115.7 m was allocated to reserves. Profit brought forward from the previous year amounted to € 4.1 m. Thus the profit available for distribution was € 368.3 m. It is proposed that, subject to approval at the Annual General Meeting, a dividend of € 2.50 per share entitled to a dividend be paid on the share capital of € 1,068,920,749.80. On the basis of 147,031,740 shares, the dividend payout is € 367.6 m. It is also proposed that the remaining amount of € 0.7 m be carried forward to new account. Calculated on the basis of Group profits, the payout ratio rises from 36.7% to 38.1%.

In its meeting on 16 March 2006, the Supervisory Board approved the Managing Board's proposal for the appropriation of profits. The dividend will be paid from 12 May 2006 (payment date).

Bank Austria Creditanstalt AG
The Managing Board

Vienna, April 2006

Bank Austria Creditanstalt

Member of UniCredit Group

MOTIONS
at the Ordinary General Meeting of Bank Austria Creditanstalt AG
on 4 May 2006

On item 2 of the agenda:

"Resolution regarding the appropriation of profits"

A motion has been submitted that, in accordance with the proposal of the Managing Board, out of Bank Austria Creditanstalt AG's net profit of EUR 368.3 m available for distribution after movements in reserves and including the profit brought forward from the previous year, a dividend of EUR 2.50 per share entitled to a dividend be paid on the share capital of EUR 1,068,920,749.80 – i.e., on the basis of 147,031,740 shares, a total amount of EUR 367.6 m – and that the remaining amount of EUR 0.7 m be carried forward to new account.
In its meeting on 16 March 2006, the Supervisory Board approved the Managing Board's proposal.

Bank Austria Creditanstalt

Member of UniCredit Group

On item 3 of the agenda:

"Resolution approving the acts of the Managing Board members and of the Supervisory Board members for the 2005 financial year"

A motion has been submitted that the acts of the Managing Board members and of the Supervisory Board members for the 2005 financial year be approved.

On item 4 of the agenda:

"Election of the auditors and Group auditors for the 2007 financial year"

A motion has been submitted that, in addition to the Auditing Board of the Austrian Savings Bank Auditing Association, Grimmelshausengasse 1, A-1030 Vienna, Austria, as bank auditors pursuant to Austrian law,
KPMG Alpen-Treuhand GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft
Kolingasse 19, A-1090 Vienna, Austria
be appointed as auditors and Group auditors for the 2007 financial year.

On item 5 of the agenda:

"Approval of the acquisition of the Company's own shares for the purpose of securities trading pursuant to Section 65 (1) 7 of the Austrian Joint Stock Companies Act (AktG)"

A motion has been submitted that the General Meeting authorise the Company to acquire its own shares for the purpose of securities trading. Holdings of such shares to be acquired for the purpose of trading must not exceed five per cent of the share capital at the end of any day. The equivalent value for one no-par value share to be acquired must not be lower than EUR 7.27 and must not be higher than EUR 200.00. This authority will be effective for a period of 18 months from the date of adoption of the resolution, unless it is revoked or amended at a future General Meeting; from the effective date it will replace the authority given to the Company at the Ordinary General Meeting on 19 May 2005 to acquire its own shares for the purpose of securities trading.

On item 6 of the agenda:

„Elections to the Supervisory Board“

Alberto Crippa resigned from the Supervisory Board with effect from the end of the Extraordinary Meeting of Shareholders held on 25 January 2006. Rudolf Humer, Erich Becker, Armin Gebhard Fehle, Gerhard Mayr and Veit Sorger have resigned from the Supervisory Board with effect from the end of the Annual General Meeting held on 4 May 2006.

A motion has been submitted to elect Paolo Fiorentino, Dario Frigerio, Roberto Nicastro, Vittorio Ogliengo, Karl Samstag and Gerhard Scharitzer for the remaining term of office of the members who have resigned from the Supervisory Board, i.e. until the end of the Annual General Meeting at which resolutions approving the acts of the Supervisory Board members in the 2007 financial year will be passed.

Enclosure: CVs in alphabetical order

Bank Austria Creditanstalt

Ein Mitglied der UniCredit Group

On the item 6 of the agenda - Elections to the Supervisory Board –
of the Extraordinary Meeting of Shareholders
in Bank Austria Creditanstalt AG on 4 May 2006:



Paolo Fiorentino

Born in Naples (Italy) on January 23rd, 1956

Degree "Cum Laude" in Economics and Business from University of Naples (1981)

Professional career

He started his professional career in *Credito Italiano* in 1981 where he obtained full experience in bank's branches dealing with retail and corporate customers.

From 1991 to 1994 he was Assistant Chief Manager responsible for Human Resources and Organization/Audit in one of the significant branches of *Credito Italiano*.

From 1994 to 1996 he was Regional Deputy Chief Manager and Regional Head of Human Resources/Organization. In the years 1996-1999 he was Senior Manager and Organization & IT Systems Director at the Head Office of *Unicredito Italiano*.

In 1999 he was appointed Director of *Unicredito* integration process leading the know-how and best practices transfer among the different commercial banks of the Group and the creation of several group services companies.

From October 12th, 1999 to August 29th, 2003 he was Deputy President of *Bank Pekao SA* and Chief Operating Officer.

In August 2000 he has been appointed Group Deputy General Manager of *Unicredito Italiano* and Head of the New Europe division.

In July 2004 he has been Head of Global Banking Services of *Unicredit Group*.

He holds office as:

Chairman of the Supervisory Board of UniCredit Produzioni Accentrate SpA
Vice Chairman of the Supervisory Board of *Bank Pekao SA*. (Poland)
Member of the Supervisory Board of UniCredit Real Estate SpA
Member of the Supervisory Board of Unicredit Global Information Services SpA
Member of the Supervisory Board and Executive Committee of Unicredit Banca SpA
Member of the Supervisory Board of *Zagrebacka Banka* (Croatia)
Member of the Supervisory Board and Executive Committee of Unicredit Private Banking SpA
Member of the Supervisory Board of Hypovereinsbank
Member of the Supervisory Board of I-Faber S.p.A.

20 APR 2006

List of functions of PAOLO FIORENTINO

Member of the Managing Board	
Member of the Supervisory Board	
within the group	
Bank Pekao SA	Vice Chairman
Zagrebacka Banka d.d.	Member
Bayerische Hypo- und Vereinsbank AG, Germay	Member
outside the group	
Member of the Board of Directors	
within the group	
UniCredit Produzioni Accentrate S.p.A.	Chairman
UniCredit Banca S.p.A.	Member and member of the Executive Committee
UniCredit Real Estate S.p.A.	Member
UniCredit Private Banking S.p.A.	Member and member of the Executive Committee
UniCredit Global Information Services S.p.A.	Member
I-Faber S.p.A.	Member
outside the group	
Professional functions and comparable functions	

20 APR 2006



Name: Dario Frigerio
Born: 24TH June 1962 in Monza (Italy)
Status: Married, 2 children

Current Position:

Group Deputy General Manager, Unicredito Italiano SpA
Head of Private Banking and Asset Management Division, UniCredito Italiano
Chief Executive Officer, Pioneer Global Asset Management S.p.A.
Chief Executive Officer, UniCredit Private Banking S.p.A.

__Previous positions__

1988: Financial Analyst, Credito Italiano
1989: International and Domestic Treasury Management, Credito Italiano
1991: Proprietary and Asset Liability Management, Credito Italiano
1995: Head of Fixed Income & Currency, Credito Italiano Asset Management
1997: Chief Investment Officer, CreditRolo Gestioni SpA, Italy
1998: Chief Investment Officer, EuroPlus Research & Management Limited, Irel
2000: Chief Executive Officer, Pioneer Investment Management Limited, Ireland

__Director of:__

Member of Supervisory Board of HVB
Pioneer Global Asset Management SpA, Milan (Chief Executive Officer)
UniCredit Private Banking S.p.A. (Chief Executive Officer)
Pioneer Investment Management Limited, Dublin
Pioneer Investment Management SGRp.A. , Milano
Pioneer Alternative Investment Management Limited, Dublino
Pioneer Investment Management USA Inc., Boston
Capital Italia Luxembourg SICAV
EFAMA – The European Fund and Asset Management Association, Bruxelles

Member of AIAF - Italian Association of Financial Analysts
Member of Assogestioni (Italian Association of Asset Managers) since 1998
Vice President of Assogestioni (Italian Association of Asset Managers) since 2006

__Education__

University: First class honours with distinction
Bocconi University, Milan

Course title: Degree in Economics

I hereby authorise the use of my personal data in compliance with Law no 675/96

List of functions of DARIO FRIGERIO

Member of the Managing Board	
Member of the Supervisory Board	
within the group	
Bayerische Hypo- und Vereinsbank AG	Member
outside the group	
Member of the Board of Directors	
within the group	
Pioneer Alternative Investment Management Ltd	Vice Chairman
UniCredit Private Banking S.p.A.	Managing Director
Pioneer Investment Management SGRpA	Vice Chairman
Pioneer Global Asset Management S.p.A.	Managing Director
UniCredit Xelion Banca S.p.A.	Member
Pioneer Investment Management USA Inc.	Vice Chairman
Pioneer Investment Management Ltd	Vice Chairman
outside the group	
EFAMA - European Fund and Asset Management Association	Member
AIAF - Italian Association of Financial Analysts	Member
Capital Italia Luxembourg SICAV	Member
Assogestioni - Italian Association of Asset Managers	Vice President
Professional functions and comparable functions	



Roberto Nicastro

Born in Trento (TN) December 9 1964. Married.
Degree in Business Administration

1988 - 1989 guest researcher at the Bocconi University's Business Management School

1989 - 1991 M & A Department at Salomon Brothers - London

1991 - 1997 Senior Manager at McKinsey & Co. responsible for strategic and organizations projects for banks, financial institutions regulatory authorities and consumer goods companies in Italy and Latin America.

May 1997 taken on at Credito Italiano as Head of Planning and Partecipations.

October 2000 appointed Head of the New Europe Division of the UniCredit Group in charge for developing and running a leading position in Central and Eastern Europe.

November 2001 appointed a Group Deputy General Manager.

From 1st August 2003 appointed Head of the Retail Division and Chief Executive Officer of UniCredit Banca the Group's bank in charge of Italian Retail.

He is also Chairman of UniCredit Clarima Banca - Milano;
Chairman of CreditRas Assicurazioni S.p.A - Milano;
Chairman of CreditRas Vita S.p.a – Milano;
Member of the Supervisory Board of HVB - Munchen.

April 2006

List of functions of ROBERTO NICASTRO

Member of the Managing Board	
Member of the Supervisory Board	
within the group	
Bayerische Hypo- und Vereinsbank AG, Germay	Member
outside the group	
Member of the Board of Directors	
within the group	
UniCredit Banca S.p.A.	Chief Executive Officer
UniCredit Clarima Banca S.p.A.	Chairman
CreditRas Assicurazioni S.p.A.	Chairman
CreditRas Vita S.p.A.	Chairman
outside the group	
Professional functions and comparable functions	



Vittorio Ogliengo

Born in Turin (Italy) in 1958. Married with four children.
Degree in Business - University of Turin

Languages:

Italian – mother tongue
English – fluent
German – fluent
French – fluent

1983 – 1984 **PRICE WATERHOUSE**
Auditing

1985 – 1988 **CITIBANK N.A.**
Experience in Corporate Banking, Corporate Finance and Investment Banking in Turin, Milan and London.

1988 He joined **FIAT GROUP.** Responsible for the Treasury and Capital Markets area, reporting directly to the International Finance Director. Then he became Head of Finance Department and then General Manager of Fiat Deutschland, where he lived for three years.

1994 He left Fiat and joined the **Barilla Group** as Head of Finance Department.
1998 He moved to Chicago as Chief Financial Officer of Barilla America.
1999 He came back to Italy as Chief Financial Officer of Barilla Group G.&R. F.lli.
2003 He was appointed Chief Excutive Officer and Chief Financial Officer of Barilla Holding, which is responsible for the corporate governance of subsidiaries (Barilla G&R Fratelli SpA, Kamps AG, Harry's Sa and Gran Milano SpA).

2005 He joined Unicredit as Group Deputy General Manager Corporate & SME Division. In the same year he was appointed Chief Executive Officer of Unicredit Banca d'Impresa and also Member of HVB Supervisory Board.

2006 He has been appointed Member of LOCAT S.p.A. Supervisory Board.

April 20th, 2006

List of functions of VITTORIO OGLIENGO

Member of the Managing Board	
Member of the Supervisory Board	
within the group	
Bayerische Hypo- und Vereinsbank AG, Germay	Member
outside the group	
Member of the Board of Directors	
within the group	
UniCredit Banca d'Impresa S.p.A.	Chief Executive Officer
Locat S.p.A.	Member
outside the group	
Professional functions and comparable functions	



Karl Samstag - Curriculum Vitae

Personal data

Born in Vienna in 1944, commercial college, studies at the University of Economics and Business Administration

Professional career

1965 from 1975	Joined Zentralsparkasse, lending and commercial business; deputy head of a specialised lending department, responsible for the restructuring of risk management in the lending business, managing director at various subsidiaries
1987	Head of a special-purpose finance division
1989	Appointment as a member of the Managing Board of Zentralsparkasse with responsibility for commercial lending operations
from 1991	After the merger of Zentralsparkasse and Laenderbank to form Bank Austria, member of the Managing Board of Bank Austria;
from 1995	Deputy Chairman of the Managing Board of Bank Austria AG
2003/2004	Chief Executive Officer and Chairman of the Managing Board of Bank Austria Creditanstalt AG
2005	Withdrawal from activities within Bank Austria Creditanstalt; currently a member of the Board of Trustees of Privatstiftung zur Verwaltung von Anteilsrechten (former AVZ) and a member of the supervisory board of various companies

Annex to Curriculum Vitae

Supervisory board functions

Österreichisches Verkehrsbüro AG – member of the Supervisory Board
Schoeller-Bleckmann Oilfield Equipment AG – member of the Supervisory Board
Flughafen Wien AG – Deputy Chairman of the Supervisory Board
Bank Austria Creditanstalt Wohnbaubank AG – Chairman of the Supervisory Board
Vamed AG – member of the Supervisory Board
Allgemeine Baugesellschaft A. Porr AG – member of the Supervisory Board
Oberbank AG – member of the Supervisory Board
BKS Bank AG – member of the Supervisory Board
Bank für Tirol und Vorarlberg AG – member of the Supervisory Board
Handl Tyrol GmbH – member of the Supervisory Board

Other functions

ERP Fund –member of the Credit Commission



Gerhard Scharitzer - Curriculum Vitae

Personal data

Born in Vienna on 2 February 1939; married

Education

Legal studies at the University of Vienna
Graduation in 1966

Professional career

1958 Commenced employment with the Municipality of Vienna

1985 Financial Director of the Municipality of Vienna

1999 Retirement

Current functions

Privatstiftung zur Verwaltung von Anteilsrechten - Chairman of the Board of Trustees
Immobilienholding GmbH - Member of the Advisory Board

Previous functions

Wiener Holding AG - Chairman of the Supervisory Board
Wiener Stadtwerke Holding AG - Member of the Supervisory Board
Lenzing AG - Member of the Supervisory Board
Member of Anteilsverwaltung-Zentralsparkasse elected by the Municipal Council of Vienna
Bank Austria AG - Deputy State Commissioner from 1990 until retirement

On item 7 of the agenda:

„Amendments to the Bye-Laws"

Adding information on membership of the UniCredit Group in Article 2 of the Bye-Laws

A provision to this effect in articles of association of undertakings belonging to an Italian group of banks is in line with the requirements of the Italian banking supervision.

A new paragraph (3) shall be added to Article 2, which shall read as follows:

"(3) The Company is part of the UniCredito Italiano Banking Group (the "Group") and is subject to the consolidated supervision of the Banca d'Italia [Bank of Italy], regardless of any other supervision by further regulatory authorities.

The Company will - within the limits of Austrian law - provide UniCredito Italiano ("Holding Company") with all data and information regarding the activities of the Company as well as any reasonable assistance that is necessary to enable UniCredito Italiano to comply with its legal and regulatory obligations as Holding Company of the Group and to facilitate the Bank of Italy's consolidated supervision of the Group aimed at maintaining Group stability or any other similar directive issued by any other relevant supervisory authority. These provisions are subject to Austrian law, in particular to Sections 5 (1) lit 4, 30 (7), (9) and (10), 38, 39 and 42 as well as Chapter XIV of the Austrian Banking Act, Sections 1 und 15 of the Austrian Data Protection Act as well as Sections 47a, 52, 70, 84, 99 und 100 of the Austrian Joint-Stock Companies Act.

The Company will – within the limits of applicable law - use its best efforts to effect that its subsidiaries will - within the limits of the law applicable to them - provide the Company (and, insofar as required by statutory or regulatory obligations, UniCredito Italiano directly) with all necessary data and information regarding their activities as well as any reasonable assistance to enable the Company and UniCredito Italiano to comply with their statutory and regulatory obligations and to facilitate consolidated supervision of the Bank of Italy aimed at maintaining Group stability or any other similar directive issued by any other relevant supervisory authority.

Adaptation of Article 15 (2) (f) of the Bye-Laws to the Austrian Federal Act amending Austrian Company Law of 2005

Due to an amendment to the Austrian Joint-Stock Companies Act group financial statements and group directors' report now have to be explicitly examined by the supervisory board. Implementing this provision, the word *acknowledgement* has to be deleted from Article 15 (2) (f) of the Bye-Laws.

Article 15 (2) (f) now reads:

(The duties of the Supervisory Board, in particular, include ....)

"(f) examination of the audit reports of the auditing agency of the Savings Banks Auditing Association [*Sparkassen-Prüfungsverband*] and furnishing its comments thereon, examination of the annual financial statements, the director's report and the proposal for distribution of the profit, and [*deleted: acknowledgement*] of the group financial statements and the group director's report,"

Change in quorums for Supervisory Board meetings

Implementing the agreement on the future role of the Company in the UniCredito Italiano Group, Article 16 paragraphs (4) and (5) of the Bye-Laws shall be changed to the effect that with respect to disposal of interests in banks in which Bank Austria Aktiengesellschaft held an interest of 100 % as of July 22, 2000 (Article 15 (3) (b) of the Bye-Laws) (i) in paragraph (4) the qualified quorum providing for attendance of two thirds of the members of the Supervisory Board shall be reduced to half the members and (ii) in paragraph (5) the qualified majority of two thirds of the votes cast shall be reduced to a simple majority of the votes cast.

Article 16 (4) now reads:

"(4) The Supervisory Board shall constitute a quorum if at least half the members of the Supervisory Board are present, and this must include the chairman or the deputy chairman. Two thirds of the members are required to be present in case of resolutions of assent in accordance with Article 15 para (3) [*deleted: item (b) with regard to the disposal of interests in banks in which Bank Austria Aktiengesellschaft held an interest of 100% as of July 22, 2000,*] item (r), if as a consequence thereof the Company ceases to exist as a company established under Austrian law and as an Austrian bank, or with companies which were not part of the group of Bank Austria Aktiengesellschaft as of July 22, 2000, as well as until December 8, 2006 inclusive in case of resolutions on measures leading to the Company's departure from the savings bank sector."

Article 16 (5) now reads:

"(5) Resolutions of the Supervisory Board require simple majority of the votes cast. Abstentions shall not count as votes cast. In the event of parity of votes the chairman shall have the casting vote. In case of resolutions of assent in accordance with Article 15 Para (3) [*deleted: item (b) with regard to the disposal of interests in banks in which Bank Austria Aktiengesellschaft held an interest of 100% as of July 22, 2000,*] item (r), if thereby the Company ceases to exist as a company established under Austrian law and as an Austrian bank, or with companies which were not part of the group of banks of Bank Austria Aktiengesellschaft as of July 22, 2000 as well as until December 8, 2006 inclusive in case of resolutions on measures leading to the Company's discontinuation of the savings banks business, a majority of two thirds of the votes cast is required. "

Amendment to attendance quorums for resolutions passed at General Shareholders' Meetings

Implementing the agreement on the future role of the Company in the UniCredito Italiano Group, a new paragraph (14) shall be added to Article 20 of the Bye-Laws in connection with representation of registered shares transfer of which is restricted in the case of certain resolutions of the General Shareholders' Meeting.

Article 20 (14) reads:

"(14) The representation of all registered shares transfer of which is restricted is not required in the case of resolutions pursuant to Sections 8 and 17 Spin-off Statute [*Spaltungsgesetz*] on any spin-off of assets of the Company to the extent that the net asset value of the spun off assets in any business year and all assets to be spun off in the same business year does not exceed 1% of the Company's total net asset value (the latter being defined as the equity currently reflected in attachment 2 to Section 43 Austrian Banking Act, Part 1 under "Passiva Positionen 9, 10, 11 and 12") as per the most recently adopted unconsolidated annual financial statements of the Company provided that the net asset value of the spun off assets has to be at least equal to the capital allocated to such assets for regulatory purposes pursuant to Section 22 para 1 of the Austrian Banking Act. Representation of all registered shares transfer of which is restricted is, however, required in the case of resolutions pursuant to Sections 8 and 17 Spin-off Statute [*Spaltungsgesetz*] about a non-pro-rata spin-off of assets of the Company if this leads to the exclusion of holders of registered shares transfer of which is restricted as shareholders of the Company. Representation of all registered shares transfer of which is restricted is furthermore required in the case of resolutions pursuant to Section 146 para 1 Joint-Stock Companies Act concerning an amendment to this paragraph of the Bye-Laws."

Information on dividend payment

General information

If a resolution concerning the payment of a dividend from the profit for 2005 is passed at the Annual General Meeting of Bank Austria Creditanstalt (BA-CA), BA-CA will transfer the amount of the dividend to Oesterreichische Kontrollbank AG ("OeKB") from 12 May 2006. OeKB will then pass on the amount of the dividend to its participants. BA-CA's dividend payment to shareholders who are not resident in Austria will be made via the foreign custodian bank. Pursuant to Austrian law, Austrian withholding tax at the rate of 25% will be deducted from the amount of the dividend.

Subject to approval at the Annual General Meeting, the bank's Managing Board has proposed that, from the profit for 2005, a dividend of € 2.50 be paid on each share entitled to a dividend.

Taxation of dividend received by foreign investors

As mentioned above, pursuant to Austrian law, a withholding tax of 25% will be deducted from the amount of the dividend. Under the currently applicable double taxation conventions concluded with Austria, the amount of the difference arising from the Austrian tax rate and the respective rate of foreign tax on dividends may be repaid. If the respective double taxation convention does not provide for repayment of the full 25%, the tax paid in Austria may be credited against any future tax liabilities in the respective country. The repayment of withholding tax paid in Austria follows Austrian procedural rules.

If a foreign investor decides to make a claim for tax repayment, he/she must lodge with the Austrian tax authorities the signed claim for tax repayment (form ZS-RE1) together with a certificate of residence issued by the competent authorities and the dividend note issued to the investor. The amounts stated in the note must be in euros because this is required by the Austrian tax authorities. The claim should contain

contact details of the person claiming repayment of Austrian withholding tax. Bank Austria Creditanstalt will forward such claims received by it to the Austrian tax authorities. After the Austrian tax authorities have approved the claim, the tax will be repaid directly to the shareholders' accounts indicated in the claim form.

In this context, Bank Austria Creditanstalt recommends that shareholders seek advice from a tax consultant or lawyer specialising in the relevant legal regulations, or – as far as Austrian law is concerned – contact the official agencies authorised under Austrian law.

Enclosure:
Form ZS-RE1: "Claim for repayment of Austrian withholding tax"

CLAIM

FOR REPAYMENT OF AUSTRIAN WITHHOLDING TAX

under the tax treaties concluded by Austria

Entry stamp
of the Austrian tax authority

File No.
of the Austrian tax authority:

1. STATE

Please indicate here your State of residence

2. Information on the claimant

Reference No. of claimant if possible	
Full name **Business name** (in the case of legal persons)	
Legal form (in the case of legal persons: e. g. stock corporation, club)	
Address (post code, town, street, number) telephone or fax number, e-mail-address	
Representative (if any) (name, address) telephone or fax number, e-mail-address	

3. Computation of repayment amount	**To be filled in by the claimant** (all amounts in **Euro**)	**Leave blank for the Austrian tax authority** **Verfügung**
DIVIDENDS (according to Sheet A)		Rückzahlung wird bewilligt für **Euro**
ROYALTIES (according to Sheet B)		Datum:
OTHER INCOME (according to Sheet C)		Unterschrift:
REPAYMENT AMOUNT		Genehmigung:

http://www.bmf.gv.at

ZS-RE1 Bundesministerium für Finanzen

4. Information concerning the transfer of the repayment amount

The claimant requests to transfer the repayment amount to the account

IBAN (International Bank Account Number)	
account holder	
financial institution	BIC (Bank Identifier Code)
address (financial institution)	

5. Declaration by the claimant

The claimant declares that the statements made in this claim form are true.

Town and date **Signature**

6. Residence certificate of the foreign tax administration

For the purpose of obtainig tax relief in Austria it is certified that within the meaning of the Double Taxation Convention Austria has concluded with the State indicated in Section 1 the claimant on the date(s) when the income was received (Section 3) was a resident of that State and that the information on the claimant (Section 2) is in accordance with our knowledge.

Date **Stamp** **Signature**

SHEET A
with regard to form ZS-RE1

DIVIDENDS

A. General information

1.	Did you maintain a fiscal domicile in Austria at the date(s) when the dividends stated overleaf were received? If so, please state address:	☐ yes	☐ no
	Is this your main residence?	☐ yes	☐ no
2.	Were you at the date(s) when the dividends stated overleaf were received entitled to the use of the capital assets from which the dividends are derived and did you receive these yields on your own account?	☐ yes	☐ no
3.	Did you receive the capital assets listed overleaf on the basis of a contract, option or other agreement whereby you could be bound to resell or otherwise transfer these or similar capital assets?	☐ yes	☐ no
4.	Had you at the date(s) when the dividends stated overleaf were received a permanent establishment in Austria or did you hold an interest in an Austrian partnership?	☐ yes	☐ no

B. Special information in the case of legal persons

1.	Does the legal person making the claim carry out a business activity which is beyond the scope of enjoyment of capital assets? If so, please indicate the type of business:	☐ yes	☐ no
2.	Does the legal person making the claim employ its own employees and does it have its own business premises to carry out business activities?	☐ yes	☐ no
3.	Do shareholders who are residents of Austria hold an interest of more than 10%?	☐ yes	☐ no

http://www.bmf.gv.at

C. Computation of repayment claim
(all amounts in Euro)

1. Portfolio dividends Description of the capital investments	Date of acquisition 1)	Number of shares	Due date (Day/month/year)	Gross earnings in **Euro**

Total gross earnings	
% 2) thereof repayment claim	Euro

2. Intercompany dividends Description of the Austrian company	Date of acquisition 1)	Participation expressed in %	Due date (Day/month/year)	Gross earnings in **Euro**

Total gross earnings	
% 2) thereof repayment claim	Euro

1) Necessary only if acquired during the last three years.
2) Please enter here the percentage which is the difference between 25% and the tax rate according to the Double Taxation Convention.

Bank Austria Creditanstalt AG

ISIN AT0000**995006**

Dividend Announcement

At the Annual General Meeting of the shareholders of our company held on 4 May 2006, a resolution was passed to pay a **dividend of EUR 2.50** per no-par value share entitled to a dividend on the share capital of EUR 1,068,920,749.80 for the 2005 financial year.

The dividend will be paid from 12 May 2006 after deduction of Austrian withholding tax at the rate of 25%, except in cases in which exemption from Austrian withholding tax applies, on the basis of the custody account balances recorded at Bank Austria Creditanstalt AG and the institutions where Bank Austria Creditanstalt shares are held in safe custody.

The shares will be trading ex dividend 2005 on the Vienna Stock Exchange as from 9 May 2006.

Vienna, May 2006

Bank Austria Creditanstalt AG
The Managing Board

Voting results
concerning motions submitted at the Annual General Meeting of Bank Austria Creditanstalt AG (ISIN AT0000995006)

On item 2 of the agenda:

"Resolution regarding the appropriation of profits"

A motion has been submitted that, in accordance with the proposal of the Managing Board, out of Bank Austria Creditanstalt AG's net profit of EUR 368.3 m available for distribution after movements in reserves and including the profit brought forward from the previous year, a dividend of EUR 2.50 per share entitled to a dividend be paid on the share capital of EUR 1,068,920,749.80 – i.e., on the basis of 147,031,740 shares, a total amount of EUR 367.6 m – and that the remaining amount of EUR 0.7 m be carried forward to new account.

In its meeting on 16 March 2006, the Supervisory Board approved the Managing Board's proposal.

140,041,503 no-par value shares were present during this vote.

Votes in favour of the motion:	140,041,478
Votes against the motion:	0
Abstentions:	25

The motion was unanimously adopted.

On item 3 of the agenda:

"Resolution approving the acts of the Managing Board members and of the Supervisory Board members for the 2005 financial year"

A motion has been submitted that the acts of the Managing Board members and of the Supervisory Board members for the 2005 financial year be approved.

The result of the vote on approving the acts of the members of the Managing Board was as follows:

140,041,503 no-par value shares were present during this vote.

Votes in favour of the motion:	140,041,453
Votes against the motion:	50
Abstentions:	0

The motion was adopted by a majority.

The result of the vote on approving the acts of the members of the Supervisory Board was as follows:

26,036,213 no-par value shares were present during this vote.

Votes in favour of the motion:	26,036,138
Votes against the motion:	50
Abstentions:	25

The motion was adopted by a majority.

On item 4 of the agenda:

"Election of the auditors and Group auditors for the 2007 financial year"

A motion has been submitted that, in addition to the Auditing Board of the Austrian Savings Bank Auditing Association, Grimmelshausengasse 1, A-1030 Vienna, Austria, as bank auditors pursuant to Austrian law,

KPMG Alpen-Treuhand GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft
Kolingasse 19, A-1090 Vienna, Austria

be appointed as auditors and Group auditors for the 2007 financial year.

140,041,503 no-par value shares were present during this vote.

Votes in favour of the motion:	140,041,428
Votes against the motion:	50
Abstentions:	25

The motion was adopted by a majority.

On item 5 of the agenda:

"Approval of the acquisition of the Company's own shares for the purpose of securities trading pursuant to Section 65 (1) 7 of the Austrian Joint Stock Companies Act (AktG)"

A motion has been submitted that the General Meeting authorise the Company to acquire its own shares for the purpose of securities trading. Holdings of such shares to be acquired for the purpose of trading must not exceed five per cent of the share capital at the end of any day. The equivalent value for one no-par value share to be acquired must not be lower than EUR 7.27 and must not be higher than EUR 200.00. This authority will be effective for a period of 18 months from the date of adoption of the resolution, unless it is revoked or amended at a future General Meeting; from the effective date it will replace the authority given to the Company at the Ordinary General Meeting on 19 May 2005 to acquire its own shares for the purpose of securities trading.

140,041,503 no-par value shares were present during this vote.

Votes in favour of the motion:	139,881,478
Votes against the motion:	0
Abstentions:	160,025

The motion was unanimously adopted.

On item 6 of the agenda:

"Elections to the Supervisory Board"

Alberto Crippa resigned from the Supervisory Board with effect from the end of the Extraordinary Meeting of Shareholders held on 25 January 2006. Rudolf Humer, Erich Becker, Armin Gebhard Fehle, Gerhard Mayr and Veit Sorger have resigned from the Supervisory Board with effect from the end of the Annual General Meeting held on 4 May 2006.

A motion has been submitted to elect Paolo Fiorentino, Dario Frigerio, Roberto Nicastro, Vittorio Ogliengo, Karl Samstag and Gerhard Scharitzer for the remaining term of office of the members who have resigned from the Supervisory Board, i.e. until the end of the Annual General Meeting at which resolutions approving the acts of the Supervisory Board members in the 2007 financial year will be passed.

The motion submitted by a shareholder that the vote on elections to the Supervisory Board be taken on an individual basis rather than en bloc was rejected.

140,041,503 no-par value shares were present during this vote.

Votes in favour of the motion:	107
Votes against the motion:	140,041,396
Abstentions:	0

140,041,503 no-par value shares were present during this ***en bloc*** vote.

Votes in favour of the motion:	139,873,501
Votes against the motion:	4,862
Abstentions:	163,140

The motion was adopted by a majority.

On item 7 of the agenda:

„Amendments to the Bye-Laws“

Adding information on membership of UniCredit Group in Article 2 of the Bye-Laws

A provision to this effect in articles of association of undertakings belonging to an Italian group of banks is in line with the requirements of the Italian banking supervision.

A new paragraph (3) shall be added to Article 2, which shall read as follows:

"(3) The Company is part of the UniCredito Italiano Banking Group (the "Group") and is subject to the consolidated supervision of the Banca d'Italia [Bank of Italy], regardless of any other supervision by further regulatory authorities.

The Company will - within the limits of Austrian law - provide UniCredito Italiano ("Holding Company") with all data and information regarding the activities of the Company as well as any reasonable assistance that is necessary to enable UniCredito Italiano to comply with its legal and regulatory obligations as Holding Company of the Group and to facilitate the Bank of Italy's consolidated supervision of the Group aimed at maintaining Group stability or any other similar directive issued by any other relevant supervisory authority. These provisions are subject to Austrian law, in particular to Sections 5 (1) lit 4, 30 (7), (9) and (10), 38, 39 and 42 as well as Chapter XIV of the Austrian Banking Act, Sections 1 und 15 of the Austrian Data Protection Act as well as Sections 47a, 52, 70, 84, 99 und 100 of the Austrian Joint-Stock Companies Act.

The Company will – within the limits of applicable law - use its best efforts to effect that its subsidiaries will - within the limits of the law applicable to them - provide the Company (and, insofar as required by statutory or regulatory obligations, UniCredito Italiano directly) with all necessary data and information regarding their activities as well as any reasonable assistance to enable the Company and UniCredito Italiano to comply with their statutory and regulatory obligations and to facilitate consolidated supervision of the Bank of Italy aimed at maintaining Group stability or any other similar directive issued by any other relevant supervisory authority.

Adaptation of Article 15 (2) (f) of the Bye-Laws to the Austrian Federal Act amending Austrian Company Law of 2005

Due to an amendment to the Austrian Joint-Stock Companies Act group financial statements and group directors' report now have to be explicitly examined by the supervisory board. Implementing this provision, the word *acknowledgement* has to be deleted from Article 15 (2) (f) of the Bye-Laws.

Article 15 (2) (f) now reads:

(The duties of the Supervisory Board, in particular, include ....)

"(f) examination of the audit reports of the auditing agency of the Savings Banks Auditing Association [*Sparkassen-Prüfungsverband*] and furnishing its comments thereon, examination of the annual financial statements, the director's report and the proposal for distribution of the profit, and [*deleted: acknowledgement*] of the group financial statements and the group director's report,"

Change in quorums for Supervisory Board meetings

Implementing the agreement on the future role of the Company in the UniCredito Italiano Group, Article 16 paragraphs (4) and (5) of the Bye-Laws shall be changed to the effect that with respect to disposal of interests in banks in which Bank Austria Aktiengesellschaft held an interest of 100 % as of July 22, 2000 (Article 15 (3) (b) of the Bye-Laws) (i) in paragraph (4) the qualified quorum providing for attendance of two thirds of the members of the Supervisory Board shall be reduced to half the members and (ii) in paragraph (5) the qualified majority of two thirds of the votes cast shall be reduced to a simple majority of the votes cast.

Article 16 (4) now reads:

"(4) The Supervisory Board shall constitute a quorum if at least half the members of the Supervisory Board are present, and this must include the chairman or the deputy chairman. Two thirds of the members are required to be present in case of resolutions of assent in accordance with Article 15 para (3) *[deleted: item (b) with regard to the disposal of interests in banks in which Bank Austria Aktiengesellschaft held an interest of 100% as of July 22, 2000,*] item (r), if as a consequence thereof the Company ceases to exist as a company established under Austrian law and as an Austrian bank, or with companies which were not part of the group of Bank Austria Aktiengesellschaft as of July 22, 2000, as well as until December 8, 2006 inclusive in case of resolutions on measures leading to the Company's departure from the savings bank sector."

Article 16 (5) now reads:

"(5) Resolutions of the Supervisory Board require simple majority of the votes cast. Abstentions shall not count as votes cast. In the event of parity of votes the chairman shall have the casting vote. In case of resolutions of assent in accordance with Article 15 Para (3) [*deleted: item (b) with regard to the disposal of interests in banks in which Bank Austria Aktiengesellschaft held an interest of 100% as of July 22, 2000,*] item (r), if thereby the Company ceases to exist as a company established under Austrian law and as an Austrian bank, or with companies which were not part of the group of banks of Bank Austria Aktiengesellschaft as of July 22, 2000 as well as until December 8, 2006 inclusive in case of resolutions on measures leading to the Company's discontinuation of the savings banks business, a majority of two thirds of the votes cast is required. "

Amendment to attendance quorums for resolutions passed at General Shareholders' Meetings

Implementing the agreement on the future role of the Company in the UniCredito Italiano Group, a new paragraph (14) shall be added to Article 20 of the Bye-Laws in connection with representation of registered shares transfer of which is restricted in the case of certain resolutions of the General Shareholders' Meeting.

Article 20 (14) reads:

"(14) The representation of all registered shares transfer of which is restricted is not required in the case of resolutions pursuant to Sections 8 and 17 Spin-off Statute [*Spaltungsgesetz*] on any spin-off of assets of the Company to the extent that the net asset value of the spun off assets in any business year and all assets to be spun off in the same business year does not exceed 1% of the Company's total net asset value (the latter being defined as the equity currently reflected in attachment 2 to Section 43 Austrian Banking Act, Part 1 under "Passiva Positionen 9, 10, 11 and 12") as per the most recently adopted unconsolidated annual financial statements of the Company provided that the net asset value of the spun off assets has to be at least equal to the capital allocated to such assets for regulatory purposes pursuant to Section 22 para 1 of the Austrian Banking Act. Representation of all registered shares transfer of which is restricted is, however, required in the case of resolutions pursuant to Sections 8 and 17 Spin-off Statute [*Spaltungsgesetz*] about a non-pro-rata

spin-off of assets of the Company if this leads to the exclusion of holders of registered shares transfer of which is restricted as shareholders of the Company. Representation of all registered shares transfer of which is restricted is furthermore required in the case of resolutions pursuant to Section 146 para 1 Joint-Stock Companies Act concerning an amendment to this paragraph of the Bye-Laws."

140,041,503 no-par value shares were present during this vote.

Votes in favour of the motion:	139,868,848
Votes against the motion:	12,618
Abstentions:	160,037

The motion was adopted by a majority.